
Healthier
world

2017 Notice of Annual Meeting
2017 Proxy Statement and
2016 Annual Report on Form 10-K

aetna®

00.02.966.1 (3/17)

aetna.com

aetna®

April 7, 2017

To Our Shareholders:

Aetna delivered solid financial results while firmly advancing our mission of building a healthier world — one person, one family and one community at a time.

In a rapidly evolving market, we grew total revenue by nearly five percent to $63 billion and generated net income of nearly $2.3 billion. We ended 2016 serving 23.1 million medical members in communities across the country.

Our performance was driven by multiple businesses, particularly our Government business, where Medicare membership grew nearly 13 percent and premiums grew year-over-year by 15 percent. For the third consecutive year, we increased the percentage of our Medicare Advantage members enrolled in plans rated 4-stars or higher, reaching 92 percent in 2016 — the highest percentage among our publicly-traded peers. These strong star ratings are a reflection of our commitment to improving quality of care and service, which keeps our members out of the hospital and in their homes and communities. Additionally, our Consumer Health and Services team is enhancing our care model to proactively engage members using real-time data paired with predictive analytics to improve health. We expect these improvements will provide members, including those facing chronic illness, with a simpler way to navigate through the health care system.

We also successfully advanced our strategy to help transform the health care system from volume-based payment models to care-based models that reward the quality and value provided to our members. At the end of 2016, over 45 percent of Aetna's medical spend was running through a value-based care model, positioning us to achieve our goal of 75 percent by 2020. We also announced new joint-venture agreements with Banner Health in Arizona and Texas Health Resources, demonstrating our commitment to strong, collaborative relationships with leading providers across the country.

Improving the health of communities across the nation is an important component of our mission. In 2016, the Aetna Foundation, in partnership with the American Public Health Association and the National Association of Counties, launched the Healthiest Cities and Counties Challenge. Over the next several years, the Foundation will work to identify and share best practices and proven innovations in communities across the country to improve the social determinants of health – including healthy behaviors, community safety and environmental exposures.



Mark T. Bertolini
Chairman and Chief Executive Officer

Following a thorough business review and in light of increasing losses, we decided to reduce our presence on the individual public exchanges established by the Affordable Care Act. For the full-year 2016, we reported $450 million in pre-tax losses in our individual ACA-compliant products. As the health care policy debate moves beyond the ACA, Aetna will be a positive voice for reforms that improve the quality and affordability of heath care for all Americans. Going forward, we will continue to advocate for policies that provide consumers with greater choice and flexibility to meet their health care needs while facilitating a sustainable marketplace for insurers, including Aetna, to serve the uninsured and underserved markets.

Although we could not get to a successful conclusion with our Humana acquisition, our strategy does not change. We will deploy our capital efficiently to deliver on our commitment to build a consumer-centered health care system that improves affordability, promotes quality, and provides a simpler user experience. Our vision is for every consumer to enjoy the healthiest life journey possible, and we are committed to helping them realize that goal.

Thank you for your continued support and investment in Aetna.

Mark T. Bertolini
Chairman and CEO

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NOTICE OF ANNUAL MEETING OF SHAREHOLDERS OF AETNA INC.

Date and Time of Annual Meeting
Friday, May 19, 2017 at 9:30 a.m. Central time

Place of Annual Meeting
Waldorf Astoria Chicago, in Chicago, IL

Items of Business

1. To elect as Directors of Aetna Inc. the 12 nominees named in this Proxy Statement;
2. To approve the appointment of KPMG LLP as the Company's independent registered public accounting firm for 2017;
3. To approve the proposed amendment of the Amended Aetna Inc. 2010 Stock Incentive Plan to increase the number of shares authorized to be issued under the Plan;
4. To approve the Company's executive compensation on a non-binding advisory basis;
5. To take a non-binding advisory vote on the frequency of the vote on executive compensation;
6. To consider and act on two shareholder proposals, if properly presented at the meeting; and
7. To transact any other business that may properly come before the Annual Meeting or any adjournment thereof.

Record Date
The Board of Directors has fixed the close of business on March 17, 2017, as the record date for determination of the shareholders entitled to vote at the Annual Meeting or any adjournment thereof.

The Annual Meeting is open to all shareholders as of the record date, the close of business on March 17, 2017, or their authorized representatives. Valet parking is available for a fee at the Waldorf Astoria Chicago, in Chicago, IL. See page C-1 for directions to the Waldorf Astoria Chicago, in Chicago, IL.

Your vote is important
It is important that your shares be represented and voted at the Annual Meeting. We urge you to vote by using any of the below methods.

By internet



www.proxyvote.com
available 24/7, follow the instructions

By telephone



Call toll-free on a touchtone telephone 1-800-690-6903 inside the United States or Puerto Rico and follow the instructions

By mail



If you received a proxy/voting instruction card by mail, you can mark, date, sign and return it in the postage-paid envelope furnished for that purpose.

Vote in Person



If you attend the Annual Meeting, you may vote in person if you wish, even if you have voted previously.

Important Notice

This Notice of Annual Meeting and Proxy Statement and Aetna's 2016 Annual Report on Form 10-K are available on the Internet at **www.proxyvote.com**.

The Annual Meeting will be audiocast live on the Internet at **www.aetna.com/investor**.

Important Information If You Plan to Attend the Meeting in Person:

An admission ticket is required for admission to the meeting. You must request a ticket in advance by following the instructions on pages 81 and 87 of the attached Proxy Statement. Aetna's Corporate Secretary must receive your written request for an admission ticket on or before May 12, 2017. Your ticket will be mailed to you prior to the meeting if you follow these instructions. Don't forget your ticket and government issued photo ID. You will not be admitted to the meeting if you do not have your ticket and ID.

If you hold your Aetna common shares through a brokerage account (in "street name"), your request for an admission ticket must include a copy of a brokerage statement reflecting stock ownership as of the record date.

Please leave all weapons, cameras, audio and video recording devices and other electronic devices at home.

We are pleased to take advantage of Securities and Exchange Commission rules that allow issuers to furnish proxy materials to their shareholders on the Internet. As a result, beginning on or about April 7, 2017, we are mailing a notice of Internet availability to many of our shareholders instead of paper copies of our Proxy Statement and our 2016 Annual Report on Form 10-K. The notice contains instructions on how to access those documents over the Internet. The notice also contains instructions on how shareholders can receive a paper copy of our proxy materials, including the Proxy Statement, our 2016 Annual Report on Form 10-K and Proxy Card.

By order of the Board of Directors,

Judith H. Jones
Vice President and Corporate Secretary
April 7, 2017

TABLE OF CONTENTS

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE SHAREHOLDER MEETING TO BE HELD ON MAY 19, 2017   **1**

GOVERNANCE OF THE COMPANY   **1**

Aetna's Corporate Governance Guidelines   1

Aetna's Board of Directors   2

Director Elections — Majority Voting Standard   2

Director Retirement Age   2

Executive Sessions   3

Board Leadership Structure and the Lead Director   3

Communications with the Board   4

Director Independence   4

Compensation Committee Interlocks and Insider Participation   5

Meeting Attendance   6

Aetna's Code of Conduct   6

Related Party Transaction Policy   6

Board and Committee Membership; Committee Descriptions   7

Committee Functions and Responsibilities   8

Consideration of Director Nominees   11

I. ELECTION OF DIRECTORS   **13**

Nominees for Directorships   14

Director Compensation Philosophy and Elements   22

Director Stock Ownership Guidelines   22

2016 Nonmanagement Director Compensation   22

2016 Director Compensation   23

Additional Director Compensation Information   24

Section 16(a) Beneficial Ownership Reporting Compliance   26

Security Ownership of Certain Beneficial Owners, Directors, Nominees and Executive Officers   26

Beneficial Ownership Table   27

COMPENSATION DISCUSSION AND ANALYSIS   **29**

EXECUTIVE COMPENSATION   **41**

2016 Summary Compensation Table   41

2016 Grants of Plan-Based Awards   44

Outstanding Equity Awards at 2016 Fiscal Year-End   46

2016 Option Exercises and Stock Vested   47

2016 Pension Benefits   48

Pension Plan Narrative   48

2016 Nonqualified Deferred Compensation   49

Deferred Compensation Narrative   50

Potential Post-Employment Payments   51

Agreements with Named Executive Officers   56

Job Elimination Benefits Plan   57

Equity Compensation Plans   58

COMPENSATION COMMITTEE REPORT   **59**

REPORT OF THE AUDIT COMMITTEE   **59**

II. APPROVAL OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM   **61**

III. APPROVAL OF THE AMENDMENT OF THE AMENDED AETNA INC. 2010 STOCK INCENTIVE PLAN TO INCREASE THE NUMBER OF SHARES AUTHORIZED TO BE ISSUED UNDER THE PLAN   **63**

IV. APPROVAL OF THE COMPANY'S EXECUTIVE COMPENSATION ON A NON-BINDING ADVISORY BASIS   **71**

V. NON-BINDING ADVISORY VOTE ON THE FREQUENCY OF THE VOTE ON EXECUTIVE COMPENSATION   **72**

VI. SHAREHOLDER PROPOSALS   **73**

VI(A). SHAREHOLDER PROPOSAL – ANNUAL REPORT ON DIRECT AND INDIRECT LOBBYING   73

VI(B). SHAREHOLDER PROPOSAL – ANNUAL REPORT ON GENDER PAY GAP   74

QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND THE ANNUAL MEETING   **77**

ADDITIONAL INFORMATION   **86**

ADMISSION AND TICKET REQUEST PROCEDURE   **87**

ANNEX A – RECONCILIATION OF CERTAIN AMOUNTS TO THE MOST DIRECTLY COMPARABLE GAAP MEASURE   **A-1**

ANNEX B – AMENDED AETNA INC. 2010 STOCK INCENTIVE PLAN AS AMENDED MAY 19, 2017   **B-1**

ANNEX C – DIRECTIONS TO WALDORF ASTORIA CHICAGO, IN CHICAGO, IL.   **C-1**

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IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE SHAREHOLDER MEETING TO BE HELD ON MAY 19, 2017

This Proxy Statement and Aetna Inc.'s 2016 Annual Report on Form 10-K are available at www.proxyvote.com.

Among other things, the "QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND THE ANNUAL MEETING" section of this Proxy Statement, which begins on page 77, contains information regarding:

- The date, time and location of the Annual Meeting;
- A list of the matters being submitted to shareholders for vote and the recommendations of the Board of Directors of Aetna Inc., if any, regarding each of those matters; and

- Information about attending the Annual Meeting and voting in person.

Any control/identification number that a shareholder needs to access his or her form of proxy is included with his or her proxy or voting instruction card or notice of Internet availability of proxy materials.

GOVERNANCE OF THE COMPANY

At Aetna Inc. ("Aetna"), we believe sound corporate governance principles are good for our business, our industry, the competitive marketplace and all of those who place their trust in us. We have embraced the principles behind the Sarbanes-Oxley Act of 2002, as well as the governance rules for companies listed on the New York Stock Exchange ("NYSE"). These principles are reflected in the structure and composition of our Board of Directors (our "Board") and in the charters of our Board Committees, and are reinforced through Aetna's Code of Conduct, which applies to every Aetna employee and every member of the Board.

Aetna's Corporate Governance Guidelines

Aetna's Corporate Governance Guidelines (the "Guidelines") provide the framework for the governance of Aetna. The governance rules for companies listed on the NYSE and those contained in the Sarbanes-Oxley Act of 2002 are reflected in the Guidelines. The Guidelines address the role of the Board (including advising on key strategic, financial and business objectives); the composition of the Board and selection of Directors; the functioning of the Board (including its annual self-evaluation); the Committees of the Board; the compensation of Directors; and the conduct and ethics standards for Directors, including a prohibition against any nonmanagement Director having a direct or indirect material relationship with Aetna and its subsidiaries (collectively,

the "Company") except as authorized by the Board or the Nominating and Corporate Governance Committee (the "Nominating Committee"), and a prohibition against Company loans to, or guarantees of obligations of, Directors and their family members. The Guidelines are available at **www.aetna.com/governance**.

The Board reviews the Company's corporate governance practices at least annually. These reviews include a comparison of our current practices to those suggested by various groups or authorities active in corporate governance and to those of other public companies.

Aetna's Board of Directors

Aetna's business and affairs are managed under the direction of the Board. Under Aetna's By-Laws, the size of the Board may range from 3 to 21 members, with any change to the size of the Board to be designated from time to time by the Board. The Board currently consists of 12 individuals. The Board appoints Aetna's senior officers, who serve at the discretion of the Board.

Under Aetna's Articles of Incorporation, at each annual meeting of shareholders, all of the Directors are elected to hold office for a term of one year and until their successors are elected and qualified. Proxies cannot be voted for a greater number of persons than the number of Director nominees named in this Proxy Statement.

As a complement to our annual Board and Committee self-evaluations and as part of the Board's desire for continuous self-improvement, during 2015 the Board engaged an independent third-party facilitator to conduct individual director interviews. This interview process was designed to provide Directors an opportunity to share valuable feedback with each other with the goal of maximizing individual effectiveness. The Board expects to continue the use of a third-party facilitator periodically in the future.

Director Elections — Majority Voting Standard

Aetna's Articles of Incorporation provide for majority voting in uncontested elections of Directors. Under the Articles of Incorporation, a Director nominee will be elected if the number of votes cast "for" the nominee exceeds the number of votes cast "against" the nominee. An abstention will not have any effect on the outcome of the election. In contested elections, those in which there are more candidates for election than the number of Directors to be elected and one or more candidates have been properly proposed by shareholders, the voting standard will be a plurality of votes cast. Under Pennsylvania law, if an incumbent Director nominee does not receive a majority of the votes cast in an uncontested election, the incumbent Director will continue to serve on the Board until his or her successor is elected

and qualified. To address this situation, the Guidelines require any incumbent Director nominee in an uncontested election who receives more "against" votes than "for" votes to promptly submit his or her resignation for consideration by the Nominating Committee. The Nominating Committee is then required to recommend to the Board the action to be taken with respect to the resignation, and the Board is required to act on the resignation, in each case within a reasonable period of time. Aetna will disclose promptly to the public each such resignation and decision by the Board. New nominees not already serving on the Board who fail to receive a majority of votes cast in an uncontested election will not be elected to the Board in the first instance.

Director Retirement Age

The Nominating Committee regularly assesses the appropriate size and composition of the Board and, among other matters, whether any vacancies on the Board are expected due to retirement or otherwise. The current

Director retirement age is 76. Each year, the Nominating Committee considers the characteristics and performance of each individual Director candidate as part of its nomination process, regardless of the candidate's age.

Executive Sessions

Aetna's nonmanagement Directors meet in regularly scheduled executive sessions without management present at every regular Aetna Board meeting. During 2016, the nonmanagement Directors, met seven times to discuss certain Board policies, processes and practices, the performance and proposed performance-based compensation of the Chairman and Chief Executive Officer, management succession and other matters relating to the Company and the functioning of the Board. In addition, Aetna's independent Directors met six times in executive session during 2016 without management present.

Board Leadership Structure and the Lead Director

The Board, assisted by the Nominating Committee, regularly reviews the leadership structure of the Company, including whether the position of Chairman should be held by an independent Director. The Board believes that the decision to combine or separate the positions of Chairman and Chief Executive Officer is highly dependent on the strengths and personalities of the personnel involved and must take into account current business conditions and the environment in which the Company operates. The Board also strongly believes Mr. Bertolini, who continues to serve as Chief Executive Officer, is a successful leader of the Board and an effective bridge between the Directors and Company management. While the Board has decided to keep the roles of Chairman and Chief Executive Officer combined at this time, the Board also has taken steps to ensure that it effectively carries out its responsibility for independent oversight of management. These steps include the election of a Lead Director (with comprehensive and clearly delineated duties); the scheduling at every regular Board meeting of an executive session of the independent Directors (without Mr. Bertolini or other management attendees present); and assuring that substantially all of the nonmanagement Directors are independent. In addition, each Board Committee meets regularly in executive session without management attendees.

> The duties of the Lead Director include the following:
> - presiding at all meetings of the Board at which the Chairman is not present, including executive sessions of the independent Directors;
> - approving meeting agendas and schedules to assure there is sufficient time for discussion of all agenda items;
> - approving information sent to the Board;
> - calling special meetings of the Board (including meetings of the independent Directors); and
> - making himself or herself available as appropriate for consultation and direct communication upon the reasonable request of a major shareholder.

Edward J. Ludwig, an independent Director, has served as the Lead Director since February 24, 2012. The Lead Director is appointed annually.

Communications with the Board

To contact Aetna's Chairman or its Lead Director or to send a communication to the entire Board you may contact:



Mark T. Bertolini
Chairman and Chief Executive Officer
Aetna Inc.
151 Farmington Avenue
Hartford, CT 06156

or

Edward J. Ludwig
Lead Director
P.O. Box 370205
West Hartford, CT 06137-0205

Communications sent to Aetna's Chairman will be delivered directly to him. All communications to the Lead Director or addressed to the nonmanagement Directors will be kept confidential and forwarded directly to the Lead Director. Items that are unrelated to a Director's duties and responsibilities as a Board member, such as junk mail, may be excluded by the Corporate Secretary.

Director Independence

The Board has established guidelines ("Director Independence Standards") to assist it in determining Director independence. In accordance with the Director Independence Standards, the Board must determine that each independent Director has no material relationship with the Company other than as a Director and/or a shareholder of the Company. Consistent with the NYSE listing standards, the Director Independence Standards specify the criteria by which the independence of our Directors will be determined, including guidelines for Directors and their immediate family members with respect to past employment or affiliation with the Company or its external auditor. The Director Independence Standards are available at **www.aetna.com/about-us/corporate-governance.html**.

Pursuant to the Director Independence Standards, the Board undertook its annual review of Director independence in February 2017. The purpose of this review was to determine whether any nonmanagement Director's relationships or transactions are inconsistent with a determination that the Director is independent. During this review, the Board considered transactions and relationships between each Director or any member of his or her immediate family (or any entity of which a Director or an immediate family member is a partner, major shareholder or officer) and the Company. The Board also considered whether there were any transactions or relationships between Directors or any member of their immediate family with members of the Company's senior management or their affiliates.

As a result of this review, the Board affirmatively determined in its business judgment that each of Fernando Aguirre, Frank M. Clark, Betsy Z. Cohen, Molly J. Coye, M.D., Roger N. Farah, Jeffrey E. Garten, Ellen M. Hancock, Richard J.

Harrington, Edward J. Ludwig, Joseph P. Newhouse and Olympia J. Snowe, each of whom also is standing for election at the Annual Meeting, is independent as defined in the NYSE listing standards and under Aetna's Director Independence Standards and that any relationship with the Company (either directly or as a partner, major shareholder or officer of any organization that has a relationship with the Company) is not material under the independence thresholds contained in the NYSE listing standards and under Aetna's Director Independence Standards. In 2016, the Board affirmatively determined that Barbara Hackman Franklin was independent under both such standards and that any such relationship with the Company was not material. Ms. Franklin retired from the Board in May 2016.

In determining that each of the nonmanagement Directors is independent, the Board considered that the Company in the ordinary course of business sells products and services to, purchases products and services from, and/or makes charitable contributions to companies and other entities at which some of our Directors or their immediate family members are or have been officers and/or significant equity holders or have certain other relationships. Specifically, the Board considered the existence of and approved the transactions described in the tables below, all of which were made in the ordinary course of business, on terms and conditions substantially similar to those with unrelated third parties, and which the Board believes were in, or not inconsistent with, the best interests of the Company. The aggregate amounts paid to or received from these companies or other entities in each of the last three years did not exceed the threshold in the Director Independence Standards (i.e., the greater of $1 million or 2% of the other company's consolidated gross revenues) for 2016.

2016 Sales and Other Amounts Received by the Company

Director	Organization	Type of Organization	Relationship to Organization	Type of Transaction, Relationship or Agreement[a]	2016 Amount[b]
Roger N. Farah	Tory Burch LLC	Lifestyle Products	Executive Officer	Health Care Benefits (Medical/Dental)	<1% <$1,000,000
Jeffrey E. Garten	Yale University	Educational Institution	Employee	Health Care Benefits (Medical/Life)	≈0.08% >$1 million
Olympia J. Snowe	McKernan Enterprises, Inc.	Consulting/Investment	Spouse is Executive Officer	Health Care Benefits (Medical)[c]	≈0.13% <$500,000

(a) *All premiums and fees were determined on the same terms and conditions as premiums and fees for our other customers.*

(b) *Percentages are determined by dividing (1) calendar year 2016 payments due and owing to the Company by (2) the applicable entity's most recently available annual consolidated gross revenues.*

(c) *Olympia J. Snowe's husband is an executive officer of McKernan Enterprises, Inc.*

2016 Purchases by the Company

Director	Organization	Type of Organization	Relationship to Organization	Type of Transaction, Relationship or Agreement[A]	2016 Amount[B]
Jeffrey E. Garten	Yale University	Educational Institution	Employee	Education/Opioid Study	≈0.01% <$500,000
Joseph P. Newhouse	Harvard University	Educational Institution	Employee	Medical content for iTriage/Active Health, continuing education and corporate governance roundtable program fees, and research collaboration[C]	≈0.01% <$1 million

(A) *None of the transactions or relationships included consulting services provided to the Company.*

(B) *Percentages are determined by dividing (1) calendar year 2016 purchases by the Company by (2) the applicable entity's most recently available annual consolidated gross revenues.*

(C) *Aetna does not use Harvard for any consulting or advisory services. Harvard provides the medical content for iTriage and reviews Care Considerations for Active Health. Program fees for attendance at seminars conducted by Harvard. Research collaboration on foundational analytics. Dr. Newhouse had no interest or involvement with Harvard's relationship with the Company.*

All members of the Audit Committee, the Committee on Compensation and Talent Management (the "Compensation Committee") and the Nominating Committee are, in the business judgment of the Board, independent Directors as defined in the NYSE listing standards and in Aetna's Director Independence Standards.

Compensation Committee Interlocks and Insider Participation

As of March 17, 2017, the members of the Compensation Committee are Roger N. Farah (Chair), Frank M. Clark, Betsy Z. Cohen, Jeffrey E. Garten and Edward J. Ludwig. None of the members of the Compensation Committee has ever been an officer or employee of the Company. There are no interlocking relationships between any of our executive officers or Compensation Committee members.

Meeting Attendance

The Board and its Committees meet throughout the year on a set schedule and also hold special meetings from time to time, as appropriate. During 2016, the Board met twelve times. The average attendance of Directors at all meetings during the year was 96.6%, and no Director attended fewer than 75% of the aggregate number of Board and Committee meetings that he or she was eligible to attend. It is the policy of the Board that all Directors should be present at Aetna's Annual Meeting of Shareholders. Eleven of the twelve Directors then in office and standing for election attended Aetna's 2016 Annual Meeting of Shareholders.

Aetna's Code of Conduct

Aetna's Code of Conduct applies to every Aetna employee and to every member of the Board and is available at **www.aetna.com/governance**. The Code of Conduct is designed to ensure that Aetna's business is conducted in a consistently legal and ethical manner. The Code of Conduct includes policies on employee conduct, conflicts of interest and the protection of confidential information and requires compliance with all applicable laws and regulations. Aetna will disclose any amendments to the Code of Conduct or waivers of the Code of Conduct relating to Aetna's Directors, executive officers and principal financial and accounting officers or persons performing similar functions on its website at **www.aetna.com/governance** within four business days following the date of any such amendment or waiver. To date, no such waivers have been requested or granted.

Related Party Transaction Policy

Under Aetna's Code of Conduct, the Board or an independent Committee reviews any potential conflicts between the Company and any Director. In addition, the Board has adopted a written Related Party Transaction Policy (the "Policy") which applies to Directors, executive officers, significant shareholders and their immediate family members (each a "Related Person"). Under the Policy, all transactions involving the Company in which a Related Person has a direct or indirect material interest must be reviewed and approved (1) by the Board or the Nominating Committee if involving a Director, (2) by the Board or the Audit Committee if involving an executive officer or (3) by the Board if involving a significant shareholder. The Board or appropriate Committee considers relevant facts and circumstances, which may include, without limitation, the commercial reasonableness of the terms, the benefit to the Company, opportunity costs of alternate transactions, the materiality and character of the Related Person's direct or indirect interest, and the actual or apparent conflict of interest of the Related Person. A transaction may be approved if it is determined, in the Board's or appropriate Committee's reasonable business judgment, that the transaction is in, or not inconsistent with, the best interests of the Company and its shareholders, and considering the interests of other relevant constituents, when deemed appropriate. Determinations of materiality are made by the Board or appropriate Committee, as applicable.

BOARD'S ROLE IN THE OVERSIGHT OF RISK

The Company relies on its comprehensive enterprise risk management ("ERM") process to aggregate, monitor, measure and manage risk. The ERM process is dynamic and ongoing. It is designed to identify the most important risks facing the Company as well as to prioritize those risks in the context of the Company's overall strategy. The Company's ERM team is led by the Company's Chief Enterprise Risk Officer, who is also the Company's Chief Financial Officer. In collaboration with the Audit Committee and the Board, the ERM team annually conducts a risk assessment of the Company's businesses. All of our key business leaders are involved in the risk assessment process. The risk assessment is presented to, and reviewed by, the Audit Committee and, after reflecting the Audit Committee's views, the list of enterprise risks is then reviewed and approved by the Board. As part of their reviews, the Audit Committee and the Board consider the internal governance structure for managing risks, and the Board assigns responsibility for ongoing oversight of each identified risk to a specific Committee of the Board or to the Board. Discussions of assigned risks are then incorporated into the agenda for each Committee (or the Board) throughout the year. Risk management is ongoing, and the importance assigned to identified risks can change and new risks can emerge during the year as the Company develops and implements its strategy. Consequently, our Chief Enterprise Risk Officer, in consultation with the Chairman and Chief Executive Officer, monitors risk management and mitigation activities across the organization throughout the year and reports periodically to the Audit Committee and the Board concerning the Company's risk management profile and activities. As a result, we believe having the same individual serve as both Chairman and Chief Executive Officer assists the Board in performing its risk oversight function because the Chairman and Chief Executive Officer is directly involved in the Company's ERM process. The Audit Committee also meets regularly in private sessions with the Company's Chief Enterprise Risk Officer.

Board and Committee Membership; Committee Descriptions

Aetna's Board oversees and guides the Company's management and its business. Committees support the role of the Board on issues that are better addressed by smaller, more focused subsets of Directors.

The following table presents, as of March 17, 2017, the key standing Committees of the Board, the membership of such Committees and the number of times each such Committee met in 2016. Charters adopted by the Board for each of the six Committees listed below are available at **www.aetna.com/about-us/corporate-governance/committees-of-the-board.html**.

	Board Committee					
Nominee/Director	Audit	Compensation and Talent Management	Executive	Investment and Finance	Medical Affairs	Nominating and Corporate Governance
Fernando Aguirre	✕					✕
Mark T. Bertolini			■	✕		
Frank M. Clark		✕				✕
Betsy Z. Cohen		✕		✕		✕
Molly J. Coye, M.D.			✕	✕	■	
Roger N. Farah		■	✕	✕		
Jeffrey E. Garten		✕			✕	
Ellen M. Hancock	✕		✕			■
Richard J. Harrington	■		✕	✕	✕	
Edward J. Ludwig *Lead Director*		✕	✕	■		✕
Joseph P. Newhouse	✕				✕	
Olympia J. Snowe	✕				✕	
Number of Meetings in 2016	**9**	**6**	**0**	**6**	**5**	**6**

■ Committee Chair

Committee Functions and Responsibilities

Functions and responsibilities of the key standing Committees of Aetna's Board are described below and on the following pages.

Audit Committee



Richard J. Harrington

Chair

The Board has determined in its business judgment that all members of the Audit Committee meet the independence, financial literacy and expertise requirements for audit committee members set forth in the NYSE listing standards. Additionally, the Board has determined in its business judgment that Messrs. Aguirre, Harrington and Newhouse and Mrs. Hancock, based on his or her background and experience (including that described in this Proxy Statement), has the requisite attributes of an "audit committee financial expert" as defined by the United States Securities and Exchange Commission (the "SEC"). The Audit Committee assists the Board in its oversight of (1) the integrity of the financial statements of the Company, (2) the qualifications and independence of the Company's independent registered public accounting firm (the "Independent Accountants"), (3) the performance of the Company's internal audit function and the Independent Accountants, and (4) compliance by the Company with legal and regulatory requirements, including reasonable oversight of the Company's Medicare Compliance Program. The Audit Committee periodically discusses management's policies with respect to risk assessment and risk management, and periodically discusses with the Independent Accountants, management and the Company's Internal Audit department significant financial risk exposures and the steps management has taken to monitor, control and report such exposures. The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the work of the Independent Accountants and any other accounting firm engaged to perform audit, review or attest services (including the resolution of any disagreements between management and any auditor regarding financial reporting). The Independent Accountants and any other such accounting firm report directly to the Audit Committee. The Company's Chief Compliance Officer is authorized to communicate promptly and personally to the Audit Committee on all matters he or she deems appropriate, including, without limitation, any matter involving criminal conduct or potential criminal conduct. The Audit Committee is empowered, to the extent it deems necessary or appropriate, to retain outside legal, accounting or other advisers having special competence as necessary to assist it in fulfilling its responsibilities and duties. The Audit Committee has available from the Company such funding as the Audit Committee determines for compensation to the Independent Accountants, any other accounting firm or other advisers engaged, and for the Audit Committee's ordinary administrative expenses. The Audit Committee conducts an annual evaluation of its performance. For more information regarding the role, responsibilities and limitations of the Audit Committee, please refer to the Report of the Audit Committee beginning on page 59.

The Audit Committee can be confidentially contacted by those wishing to raise concerns or complaints about the Company's accounting, internal accounting controls or auditing matters by calling AlertLine®, an independent toll-free service, at 1-888-891-8910 (available seven days a week, 24 hours a day), or by writing to: Corporate Compliance, P.O. Box 370205, West Hartford, CT 06137-0205.

Committee on Compensation and Talent Management



Roger N. Farah

Chair

The Board has determined in its business judgment that all members of the Compensation Committee meet the independence requirements set forth in the NYSE listing standards and in Aetna's Director Independence Standards. The Compensation Committee is directly responsible for reviewing and approving the corporate goals and objectives relevant to Chief Executive Officer and other executive officer compensation; evaluating the Chief Executive Officer's and other executive officers' performance in light of those goals and objectives; and establishing the Chief Executive Officer's and other executive officers' compensation levels based on this evaluation. The Chief Executive Officer's compensation is determined after reviewing the Chief Executive Officer's performance and consulting with the nonmanagement Directors of the Board. The Compensation Committee also evaluates and determines the compensation of the Company's executive officers and other senior positions identified by the Compensation Committee and oversees the compensation and benefit plans, policies and programs of the Company. The Compensation Committee consults with the Chief Executive Officer regarding the compensation of all executive officers other than the Chief Executive Officer, but the Compensation Committee does not delegate its authority with regard to these executive compensation decisions. The Compensation Committee reviews and approves executive compensation philosophy and strategy, including peer group and target compensation positioning. The Compensation Committee also administers Aetna's equity-based incentive compensation plans. The Compensation Committee reviews and makes recommendations, as appropriate, to the Board as to the development and succession plans for the CEO and other key officers of the Company. The Compensation Committee also reviews the Company's talent management and diversity strategies and conducts an annual evaluation of its performance.

The Compensation Committee has the authority to retain or obtain the advice of a compensation consultant, independent legal counsel or other advisor as it may deem appropriate. The Compensation Committee is directly responsible for the appointment, compensation and oversight of the work of any such compensation consultant, legal or other advisor retained by the Committee used to assist the Compensation Committee and has the sole authority to approve each consultant's fees and other retention terms. When selecting a compensation consultant, legal or other advisor, the Committee considers (i) the provision of other services to the Company; (ii) the amount of fees paid to the advisor as a percentage of the advisor's total revenue; (iii) the policies and procedures of the advisor's employer that are designed to prevent conflicts of interest; (iv) any business or personal relationship between the advisor and a member of the Committee; (v) any Company stock owned by the advisor; (vi) any business or personal relationship of the advisor and an executive officer of the Company; and (vii) any other factor deemed relevant to the advisor's independence from management. In accordance with this authority, the Compensation Committee engaged Meridian Compensation Partners ("Meridian") as independent outside compensation consultants to advise the Compensation Committee on all matters related to Chief Executive Officer and other executive compensation. The Company may not engage Meridian for any services other than in support of the Compensation Committee without the prior approval of the Chair of the Compensation Committee. Meridian also advises the Nominating Committee regarding Director compensation. The Company does not engage Meridian for any services other than in support of these Committees. A representative of Meridian attended five of the Compensation Committee's meetings in 2016.

Executive Committee



Mark T. Bertolini

Chair

This Committee is authorized to act on behalf of the Board between regularly scheduled Board meetings, usually when timing is critical. The Executive Committee has the authority to retain counsel and other experts or consultants as it may deem appropriate.

Investment and Finance Committee



Edward J. Ludwig

Chair

This Committee assists the Board in reviewing the Company's investment policies, strategies, transactions and performance and in overseeing the Company's capital and financial resources. The Investment and Finance Committee has the authority to retain counsel and other experts or consultants as it may deem appropriate. The Investment and Finance Committee conducts an annual evaluation of its performance.

Medical Affairs Committee



Molly J. Coye, M.D.

Chair

This Committee provides general oversight of the Company's medical-related strategies, policies and practices that relate to promoting member health, enhancing access to cost-effective quality health care, and advancing safety and efficacy of care. The Medical Affairs Committee has the authority to retain counsel and other experts or consultants as it may deem appropriate. The Medical Affairs Committee conducts an annual evaluation of its performance.

Nominating and Corporate Governance Committee



Ellen M. Hancock

Chair

The Board has determined in its business judgment that all members of the Nominating Committee meet the independence requirements set forth in the NYSE listing standards and in Aetna's Director Independence Standards. The Nominating Committee assists the Board in identifying individuals qualified to become Board members, consistent with criteria approved by the Board; oversees the organization of the Board to discharge the Board's duties and responsibilities properly and efficiently; and identifies best practices and recommends to the Board corporate governance principles. Other specific duties and responsibilities of the Nominating Committee include: annually assessing the size and composition of the Board; annually reviewing and recommending Directors for continued service; reviewing the compensation of, and benefits for, Directors; recommending the retirement policy for Directors; coordinating and assisting the Board in recruiting new members to the Board; reviewing potential conflicts of interest or other issues arising out of other positions held or proposed to be held by, or any changes in circumstances of, a Director; recommending Board Committee assignments; overseeing the annual evaluation of the Board; conducting an annual performance evaluation of the Nominating Committee; conducting a preliminary review of Director independence and the financial literacy and expertise of Audit Committee members; and interpreting, as well as reviewing any proposed waiver of, Aetna's Code of Conduct, the code of business conduct and ethics applicable to Directors. The Nominating Committee has the authority to retain counsel and other experts or consultants as it may deem appropriate. The Nominating Committee has the sole authority to select, retain and terminate any search firm used to identify Director candidates and has the sole authority to approve any such search firm's fees and other retention terms.

The Board makes all Director compensation determinations after considering the recommendations of the Nominating Committee. In setting Director compensation, both the Nominating Committee and the Board reviewed Director compensation data obtained from Meridian. Meridian advises the Nominating Committee regarding Director compensation, but neither the Nominating Committee nor the Board delegates any Director compensation decision-making authority.

Consideration of Director Nominees

- **Shareholder Nominees.** The Nominating Committee will consider properly submitted shareholder nominations for candidates for membership on the Board as described below under "Director Qualifications" and "Identifying and Evaluating Nominees for Director." Any shareholder nominations of candidates proposed for consideration by the Nominating Committee should include the nominee's name and qualifications for Board membership, and otherwise comply with applicable rules and regulations, and should be addressed to:

  Corporate Secretary
  Aetna Inc.
  151 Farmington Avenue, RW61
  Hartford, CT 06156

  In addition, Aetna's By-Laws permit shareholders to nominate Directors for consideration at a meeting of shareholders at which one or more Directors are to be elected. For a description of the process for nominating Directors in accordance with Aetna's By-Laws, see "Can I Propose Actions for Consideration at Next Year's Annual Meeting of Shareholders or Nominate Individuals to Serve as Directors?" beginning on page 84.

- **Director Qualifications.** The Nominating Committee Charter sets out the criteria weighed by the Nominating Committee in considering all Director candidates, including shareholder-identified candidates. The criteria are re-evaluated periodically and currently include: the relevance of the candidate's experience to the business of the Company; enhancing the diversity of the Board; the candidate's independence from conflict or direct economic relationship with the Company; and the candidate's ability to attend Board meetings regularly and devote an appropriate amount of effort in preparation for those meetings. It also is expected that nonmanagement Directors nominated by the Board are individuals who possess a reputation and hold positions or affiliations befitting a director of a large publicly held company, and are actively engaged in their occupations or professions or are otherwise regularly involved in the business, professional or academic community.

- **Diversity.** The Nominating Committee believes that, in addition to the traditional concepts of diversity (e.g., gender, race and ethnicity), it also is important to achieve a diversity of knowledge, experience and capabilities on the Board that supports the Company's strategic direction. The Nominating Committee and the Board believe that having a Board of Directors with a broad background of skills, perspectives and experiences is crucial to enhancing the quality of Board decision-making and governance. As a result, identifying Director candidates with diverse experiences, qualifications and skills that complement those already present on the Board has been and will continue to be central to the Nominating Committee's Director nomination process. Although the Board does not have a formal diversity policy, our Directors come from many different fields, including academia, technology, retail, service, consumer products, not-for-profit, public service and regulatory. Our Director Nominees for 2017 include four women, one Latino male and one African American male.

  The specific experiences, qualifications, attributes and skills that the Nominating Committee and the Board believe each Nominee possesses are set forth below each Nominee's biography beginning on page 14.

- **Identifying and Evaluating Nominees for Director.** The Nominating Committee uses a variety of methods to identify and evaluate nominees for Director. In recommending Director nominees to the Board, the Nominating Committee solicits candidate recommendations from its own members, other Directors and management. It also may engage the services and pay the fees of a professional search firm to assist it in identifying potential Director nominees. The Nominating Committee also reviews materials provided by professional search firms or other parties in connection with its consideration of nominees. The Nominating Committee regularly assesses the appropriate size of the Board and whether any vacancies on the Board are expected due to retirement or otherwise. If vacancies are anticipated, or otherwise arise, the Nominating Committee considers whether to fill those vacancies and, if applicable, considers various potential Director candidates. These candidates are evaluated against the current Director criteria at regular or special meetings of the Nominating Committee and may be considered at any point during the year. As described above, the Nominating Committee will consider properly submitted shareholder nominations for candidates for the Board. Following verification of the shareholder status of the person(s) proposing a candidate, a shareholder nominee will be considered by the Nominating Committee at a meeting of the Nominating Committee. If any materials are provided by a shareholder in connection with the nomination of a Director candidate, such materials are forwarded to the Nominating Committee.

The Board and the Nominating Committee each considered the characteristics and performance of the individual Directors standing for election to the Board at the Annual Meeting against the foregoing criteria, and, to the extent applicable, reviewed the impact of any change in the principal occupations of all Directors during the last year. Upon completion of its review process, the Nominating Committee reported to the Board its conclusions and recommendations for nominations to the Board, and the Board nominated the 12 Director nominees named in this Proxy Statement based on those recommendations.

In 2016, the Nominating Committee engaged and paid the fees of a professional search firm to assist the Nominating Committee in identifying and evaluating potential nominees.

I. ELECTION OF DIRECTORS

	Election of 12 Directors
PROPOSAL **I**	The Board, acting upon the recommendation of the Nominating Committee, has nominated the 12 Directors currently serving for re-election as Directors. Each nominee who receives more "for" votes than "against" votes cast at the Annual Meeting will be elected a Director. ✓ The Board recommends a vote **FOR** each of the 12 Director nominees.

This year, Aetna will nominate 12 individuals for election as Directors at the Annual Meeting (the "Nominees") to replace the current Board. The terms of office for the Directors elected at the Annual Meeting will run until the next annual meeting and until their successors are duly elected and qualified. The Nominating Committee recommended the 12 Nominees for nomination by the Board. Based on that recommendation, the Board nominated each of the Nominees for election at the Annual Meeting.

All Nominees are currently Directors of Aetna. The following pages list the names and ages of the Nominees as of the date of the Annual Meeting, the year each first became a Director of Aetna or one of its predecessors, the principal occupation of each Nominee as of March 17, 2017, the publicly traded company directorships and certain other directorships held by each Nominee for the past five years, a brief description of the business experience of each Nominee for at least the last five years, and the specific experience, qualifications, attributes and skills that each Nominee possesses. The specific experience, qualifications, attributes and skills listed below for each Nominee are in addition to the individual qualifications required for all nominees as outlined under "Consideration of Director Nominees-Director Qualifications" on page 11.

Each of the 12 individuals listed below (or such lesser number if the Board has reduced the number of Directors to be elected at the Annual Meeting as described on page 84 under "What If a Director Nominee Is Unwilling or Unable to Serve?") who receives more "for" votes than "against" votes cast at the Annual Meeting will be elected a Director. In addition, as described in more detail on page 2 under "Director Elections — Majority Voting Standard," Aetna's Corporate Governance Guidelines require any incumbent nominee for Director in an uncontested election who receives more "against" votes than "for" votes to promptly submit his or her resignation for consideration by the Nominating Committee. The Nominating Committee and the Board are then required to act on the resignation, in each case within a reasonable period of time.

The Board recommends a vote FOR each of the 12 Nominees. If you complete the enclosed proxy card, unless you direct to the contrary on that card, the shares represented by that proxy card will be voted FOR the election of all 12 Nominees.

Nominees for Directorships



Fernando Aguirre

Independent Director

Age: 59
Director of Aetna Since: 2011

Committees Served:
- Audit
- Nominating

Mr. Aguirre served as President and Chief Executive Officer from January 2004 to October 2012 and Chairman from May 2004 to October 2012 of Chiquita Brands International, Inc. (global distributor of consumer products). Prior to joining Chiquita, Mr. Aguirre worked for more than 23 years in brand management, general management and turnarounds at The Procter & Gamble Company (P&G) (manufacturer and distributor of consumer products). Mr. Aguirre began his P&G career in 1980, serving in various capacities including President and General Manager of P&G Brazil, President of P&G Mexico, Vice President of P&G's global snacks and US food products, and President of global feminine care. In July 2002, Mr. Aguirre was named President, special projects, reporting to P&G's Chairman and CEO, working on strategy. He served as a director of Coveris from 2014 to 2015, Levi Strauss from 2010 until August 2014, and Coca-Cola Enterprises Inc. from 2005 to 2010.

Experience, Qualifications, Attributes and Skills
Mr. Aguirre brings to the Board extensive consumer products, global business and executive leadership experience. As a former Chairman and CEO of a large public company that produces and distributes consumer products worldwide, he has significant brand management and international experience that is valuable to the Board's strategic and operational understanding of global markets. He possesses significant experience as a director, as demonstrated by his current and prior service on other large public company boards.

Other Public Directorship: Barry Callebaut AG (manufacturer of high-quality chocolate and cocoa products).



Mark T. Bertolini

Management Director

Age: 60
Director of Aetna Since: 2010

Committees Served:
- Executive
- Investment & Finance

Mr. Bertolini is Chairman and Chief Executive Officer of Aetna. He assumed the role of Chairman on April 8, 2011 and Chief Executive Officer on November 29, 2010. From July 2007 to December 2014, he served as president, responsible for all of Aetna's businesses and operations. Mr. Bertolini joined Aetna in 2003 as head of Aetna's Specialty Products, and subsequently served as executive vice president and head of Aetna's regional businesses. Before joining Aetna, Mr. Bertolini held executive positions at Cigna, NYLCare Health Plans, and SelectCare, Inc., where he was president and chief executive officer. Mr. Bertolini also serves as a director of Massachusetts Mutual Life Insurance Company (insurance and investment products), The Hole in the Wall Gang Camp, a non-profit organization founded by Paul Newman that serves children with cancer and other serious illnesses, and the Fidelco Guide Dog Foundation, a non-profit organization that breeds, trains and places German Shepherd guide dogs with people who have visual disabilities.

Experience, Qualifications, Attributes and Skills
Mr. Bertolini brings to his position as Chairman and Chief Executive Officer extensive health care industry expertise, with over 30 years in the health care business. He has strong leadership skills and business experience, as he has demonstrated as President and then as Chairman and Chief Executive Officer of Aetna and in several prior executive-level positions. He is a well-recognized leader in the health care industry and possesses deep insights into health care issues as well as broad knowledge and appreciation of public policy issues affecting the Company.

Other Public Directorship: Verizon Communications Inc. (communications, information and entertainment products and services).



Frank M. Clark

Independent Director

Age: 71

Director of Aetna Since: 2006

Committees Served:
- Compensation
- Nominating

Mr. Clark is President of the Chicago Board of Education. Mr. Clark retired in February 2012 as the Chairman and Chief Executive Officer of Commonwealth Edison Company ("ComEd") (an electric energy distribution subsidiary of Exelon Corporation), having served in this position since November 2005. Previously, Mr. Clark served as President of ComEd from October 2001 to 2005 and Executive Vice President and Chief of Staff to the Exelon Corporation Chairman from 2004 to 2005. After joining ComEd in 1966, Mr. Clark held key leadership positions in operational and policy-related responsibilities, including regulatory and governmental affairs, customer service operations, marketing and sales, information technology, human resources and labor relations, and distribution support services. Mr. Clark served as a director of BMO Financial Corporation (financial services) from May 2005 to December 2016, and its non-executive chairman from December 2010 to December 2016.

Experience, Qualifications, Attributes and Skills

Mr. Clark brings to the Board a broad background of senior leadership experience, gained from his over 45 years of service with ComEd and Exelon Corporation. He possesses significant management ability and business acumen which gives Mr. Clark critical insights into the operational issues facing a large public company. Mr. Clark is an experienced manager in a business that is intensely customer service oriented, whose knowledge of customer relations, marketing and human resources offers the Board important perspectives on similar issues affecting the Company. Mr. Clark also possesses significant public company board experience.

Other Public Directorship: Waste Management, Inc. (waste disposal services).



Betsy Z. Cohen

Independent Director

Age: 75

Director of Aetna or its predecessors since: 1994

Committees Served:
- Compensation
- Investment & Finance
- Nominating

Mrs. Cohen serves as Chairman of FinTech Acquisition Corp. II and Strategic Advisor of The Bancorp, Inc. Previously, she served as Chief Executive Officer of The Bancorp, Inc. and its subsidiary, The Bancorp Bank (internet banking and financial services), from September 2000 to December 2014, having earlier served as Chairman of The Bancorp Bank from November 2003 to February 2004. From August 1997 to December 2010, Mrs. Cohen served as Chairman and a trustee of RAIT Financial Trust (real estate investment trust) and until December 2006, she also held the position of Chief Executive Officer. From 1999 to 2000, Mrs. Cohen served as a director of Hudson United Bancorp (holding company), the successor to JeffBanks, Inc., where she had been Chairman and Chief Executive Officer since its inception in 1981 and also served as Chairman and Chief Executive Officer of its subsidiaries, Jefferson Bank (which she founded in 1974) and Jefferson Bank New Jersey (which she founded in 1987) prior to JeffBanks' merger with Hudson United Bancorp in December 1999. From 1985 until 1993, Mrs. Cohen was a director of First Union Corp. of Virginia (bank holding company) and its predecessor, Dominion Bankshares, Inc. In 1969, she co-founded a commercial law firm and served as a senior partner until 1984. Mrs. Cohen was recently Chairman of FinTech Acquisition Corp. from February 2015 to July 2016; FinTech was renamed to CardConnect Corp. following its acquisition of CardConnect.

Experience, Qualifications, Attributes and Skills

Mrs. Cohen brings to the Board a broad and diverse background in the financial services industry, having founded and successfully led financial institutions both in the U.S. and abroad. She possesses extensive leadership and business management expertise focused on the financial industry, an important knowledge base for the Board. Mrs. Cohen has extensive legal, financial and real estate investment expertise and has been recognized both nationally and internationally for her business acumen and leadership skills, which contribute important expertise to the Board.

Other Public Directorships: CardConnect Corp. (payment processing services) and FinTech Acquisition Corp. II (blank check company).



Molly J. Coye, M.D.

Independent Director

Age: 70

Director of Aetna Since: 2005

Committees Served:
- Executive
- Investment & Finance
- Medical Affairs

Dr. Coye is Senior Executive in Residence for Avia Health Innovation (a network for health systems), an organization dedicated to helping healthcare providers select and implement emerging tech-enabled solutions, a position she assumed in August 2016. Previously, Dr. Coye served as Social Entrepreneur in Residence for the Network for Excellence in Healthcare Innovation (non-profit, nonpartisan health policy institute), from June 2015 to August 2016, and Chief Innovation Officer of the UCLA Health System (comprehensive health care organization), from September 2010 to May 2015. She also served as President and Chief Executive Officer of CalRHIO (non-profit California health information exchange organization), Chief Executive Officer of the Health Technology Center (non-profit education and research organization), which she founded in December 2000, and as a Senior Advisor to the Public Health Institute until August 2010. Earlier, Dr. Coye served in both the public and private sectors as Senior Vice President of the West Coast Office of The Lewin Group (consulting) from 1997 to December 2000; Executive Vice President, Strategic Development, of HealthDesk Corporation from 1996 to 1997; Senior Vice President, Clinical Operations, Good Samaritan Health Hospital from 1993 to 1996; Director of the California Department of Health Services from 1991 to 1993; Head of the Division of Public Health, Department of Health Policy and Management, Johns Hopkins School of Hygiene and Public Health from 1990 to 1991; Commissioner of Health of the New Jersey State Department of Health from 1986 to 1989; Special Advisor for Health and the Environment, State of New Jersey Office of the Governor from 1985 to 1986; and National Institute for Occupational Safety and Health Medical Investigative Officer from 1980 to 1985. She formerly served as chair of PATH (non-profit organization developing technologies for international health) and serves as chair of the board of directors of Prosetta Biosciences, Inc. (biotechnology firm developing assays and therapeutics).

Experience, Qualifications, Attributes and Skills

Dr. Coye brings to the Board significant clinical, health policy and health-related technology expertise. She has developed this expertise through over 35 years of service in the public and private health care sectors, where she has managed major research studies, led health technology initiatives and held several senior advisory roles. Her in-depth knowledge of innovative health information technology and global health issues provides the Board with valuable insights into areas of growing importance to the Company.



Roger N. Farah

Independent Director

Age: 64

Director of Aetna Since: 2007

Committees Served:
- Compensation
- Executive
- Investment & Finance

Mr. Farah is Executive Director of Tory Burch LLC (lifestyle products); previously he served as Co-Chief Executive Officer and Director from September 2014 to February 2017. He is former Executive Vice Chairman of Ralph Lauren Corporation (lifestyle products) having served in that position from November 2013 to May 2014 and previously served as President and Chief Operating Officer from April 2000 to October 2013 and Director from April 2000 to August 2014. Earlier, Mr. Farah served as Chairman of the Board of Venator Group, Inc. (now Foot Locker, Inc.) from December 1994 to April 2000, and as its Chief Executive Officer from December 1994 to August 1999. Mr. Farah served as President and Chief Operating Officer of R.H. Macy & Co., Inc. (retailing) from July 1994 to October 1994. From June 1991 to July 1994, he was Chairman and Chief Executive Officer of Federated Merchandising Services (retailing), the central buying and product development arm of Federated Department Stores, Inc. (retailing). From 1988 to 1991, Mr. Farah served as Chairman and Chief Executive Officer of Rich's/Goldsmith's Department Stores (retailing) and President of Rich's/Goldsmith's Department Stores from 1987 to 1988. He held a number of positions of increasing responsibility at Saks Fifth Avenue, Inc. (retailing) from 1975 to 1987. Mr. Farah is a non-executive director of Metro Bank PLC (an independent U.K. bank).

Experience, Qualifications, Attributes and Skills

Mr. Farah brings to the Board extensive business and leadership experience. He has strong marketing, brand management and consumer insights developed in his over 40 years of experience in the retail industry. His former position as Executive Vice Chairman of Ralph Lauren Corporation and current position as Executive Director of Tory Burch LLC give Mr. Farah an important perspective on the complex financial and operational issues facing the Company. He also possesses significant public company experience as demonstrated by his past and current service on a number of public company boards.

Other Public Directorships: The Progressive Corporation (auto insurance) and Tiffany & Co. (jewelry and specialty products).



Jeffrey E. Garten

Independent Director

Age: 70

Director of Aetna or its predecessors since: 2000

Committees Served:
- Compensation
- Medical Affairs

Mr. Garten is Dean Emeritus of the Yale School of Management. Previously, he served as Yale University's Juan Trippe Professor in the Practice of International Trade, Finance and Business from 2005 to 2015. From 1995 to 2005, he served as Dean of the Yale School of Management. Mr. Garten also served as Chairman of Garten Rothkopf (global consulting firm), from 2005 to 2016. Earlier, Mr. Garten held senior posts on the White House staff and at the U.S. Department of State from 1973 to 1979. He joined Shearson Lehman Brothers (investment banking) in 1979 and served as Managing Director from 1984 to 1987. In 1987, Mr. Garten founded Eliot Group, Inc. (investment banking) and served as President until 1990, when he became Managing Director of The Blackstone Group (private merchant bank). From 1992 to 1993, Mr. Garten was Professor of Finance and Economics at Columbia University's Graduate School of Business. He was appointed U.S. Under Secretary of Commerce for International Trade in 1993 and served in that position until 1995. He is the author of *A Cold Peace: America, Japan, Germany and the Struggle for Supremacy; The Big Ten: Big Emerging Markets and How They Will Change Our Lives; The Mind of the CEO; The Politics of Fortune: A New Agenda for Business Leaders;* and *From Silk to Silicon: The Story of Globalization Through Ten Extraordinary Lives*. Mr. Garten is a trustee of the International Rescue Committee.

Experience, Qualifications, Attributes and Skills

Mr. Garten brings to the Board extensive experience in global investment banking and many years of government service during which he held senior policy positions that focused on trade and investment. His background includes work with corporations in the United States and abroad, Congress, regulatory agencies and foreign governments. He possesses significant business and leadership experience as the former Dean of the Yale School of Management and as a former principal of Garten Rothkopf, an international consulting firm. Mr. Garten is a recognized expert on finance and international trade, and has written extensively on leadership, the relationship between business and government and the challenges of operating in a global marketplace. His experience leading a national working group on accounting standards and as a former advisor to the Public Company Accounting Oversight Board provides him with a thorough understanding of accounting issues. Mr. Garten also possesses significant public company board experience.

Other Public Directorships: CarMax, Inc. (automotive retailer) and nine Credit Suisse mutual funds.



Ellen M. Hancock

Independent Director

Age: 74

Director of Aetna or its predecessors since: 1995

Committees Served:
- Audit
- Executive
- Nominating

Mrs. Hancock served as the President of Jazz Technologies, Inc. and President and Chief Operating Officer of its predecessor, Acquicor Technology Inc., from August 2005 to June 2007. Prior to its merger with Jazz Semiconductor, Inc., a wafer foundry, in February 2007, Jazz Technologies (then known as Acquicor) was a blank check company formed for the purpose of acquiring businesses in the technology, multimedia and networking sector. Mrs. Hancock previously served as Chairman of the Board and Chief Executive Officer of Exodus Communications, Inc. (Internet system and network management services). She joined Exodus in March 1998 and served as Chairman from June 2000 to September 2001, Chief Executive Officer from September 1998 to September 2001, and President from March 1998 to June 2000. Mrs. Hancock held various staff, managerial and executive positions at International Business Machines Corporation (information-handling systems, equipment and services) from 1966 to 1995. She became a Vice President of IBM in 1985 and served as President, Communication Products Division, from 1986 to 1988, when she was named General Manager, Networking Systems. Mrs. Hancock was elected an IBM Senior Vice President in November 1992, and in 1993 was appointed Senior Vice President and Group Executive, which position she held until February 1995. Mrs. Hancock served as an Executive Vice President and Chief Operating Officer of National Semiconductor Corporation (semiconductors) from September 1995 to May 1996, and served as Executive Vice President for Research and Development and Chief Technology Officer of Apple Computer, Inc. (personal computers) from July 1996 to July 1997.

Experience, Qualifications, Attributes and Skills

Mrs. Hancock brings to the Board highly relevant experience in the field of information technology and consumer products, where she has held senior leadership positions and also led a start-up company. Her technology background provides the Board with an important perspective on the health technology challenges and opportunities of the Company. Mrs. Hancock also has significant public company board experience. Her experience positions her well as Chair of the Nominating and Corporate Governance Committee.

Other Public Directorship: Colgate-Palmolive Company (consumer products).



Richard J. Harrington

Independent Director

Age: 70

Director of Aetna Since: 2008

Committees Served:
- Audit
- Executive
- Investment & Finance
- Medical Affairs

Mr. Harrington is Chairman and General Partner of The Cue Ball Group (a venture capital firm). Previously, he served as President and Chief Executive Officer of The Thomson Corporation (business technology and integrated information solutions) prior to its acquisition of Reuters Group PLC in April 2008. From April 2008 to October 2009, he served as Chairman of the Thomson Reuters Foundation. Mr. Harrington held a number of senior leadership positions within Thomson since 1982, including CEO of Thomson Newspapers, and CEO of Thomson Professional Publishing. Mr. Harrington began his professional career with Arthur Young & Co. (public accounting firm) in 1972, where he became a licensed certified public accountant. In 2002, he was presented an Honorary Doctorate of Laws from University of Rhode Island. In 2007, he received the "Legend in Leadership" award from the Yale University Chief Executive Leadership Institute; the "CEO of the Year" award from the Executive Council; and the "Man of the Year" award from the National Executive Council for his many philanthropic activities.

Experience, Qualifications, Attributes and Skills

Mr. Harrington brings to the Board the skills and insights of a seasoned business leader with over 30 years' experience in the business technology and information solutions area. He has strategic vision and leadership expertise, and led The Thomson Corporation at the time of its acquisition of Reuters Group PLC. Mr. Harrington's experience in change management and strategic differentiation gives the Board a unique perspective on these important issues. Mr. Harrington, who has worked as a certified public accountant, also chairs the audit committee of Xerox Corporation. These experiences position him well as Chair of the Audit Committee.

Other Public Directorship: Xerox Corporation (document management, technology and service enterprise) (expected to retire in May 2017).



Edward J. Ludwig

Independent Director

Age: 65

Director of Aetna Since: 2003

Committees Served:
- Compensation
- Executive
- Investment & Finance
- Nominating

Mr. Ludwig is former Chairman of the Board of Becton, Dickinson and Company ("BD") (global medical technology company) having served in this position from February 2002 through June 2012. He also served as Chief Executive Officer from January 2000 to September 2011 and as President from May 1999 to December 2008. Mr. Ludwig joined BD as a Senior Financial Analyst in 1979. Prior to joining BD, Mr. Ludwig was a senior auditor with Coopers and Lybrand (now PricewaterhouseCoopers) where he earned his CPA, and served as a financial and strategic analyst at Kidde, Inc. He serves on the board of directors of POCARED Diagnostics Ltd. (diagnostics technology manufacturer).

Experience, Qualifications, Attributes and Skills

Mr. Ludwig brings to the Board significant executive-level leadership experience and business expertise. His more than 30 years of experience in the field of medical technology give Mr. Ludwig a unique perspective on the Company's strategy. As the former Chairman of BD, Mr. Ludwig brings a thorough appreciation of the strategic and operational issues facing a large public company in the health care industry. Mr. Ludwig served as chief financial officer of a Fortune 500 company and has worked as a certified public accountant. He offers the Board a deep understanding of financial, accounting and audit-related issues. These experiences position Mr. Ludwig well to serve as Lead Director and Chair of our Investment & Finance Committee.

Other Public Directorships: Boston Scientific Corporation (medical devices; lead independent director) and Xylem Inc. (water technology company) (expected to retire in May 2017).



Joseph P. Newhouse

Independent Director

Age: 75

Director of Aetna Since: 2001

Committees Served:
- Audit
- Medical Affairs

Dr. Newhouse is the John D. MacArthur Professor of Health Policy and Management at Harvard University, a position he assumed in 1988. At Harvard, he also is the Director of the Division of Health Policy Research and Education, the Director of the Interfaculty Initiative on Health Policy, and a member of the faculties of the John F. Kennedy School of Government, the Harvard Medical School, the Harvard School of Public Health and the Faculty of Arts and Sciences. Prior to joining Harvard, Dr. Newhouse held various positions at The RAND Corporation from 1968 to 1988, serving as a faculty member of the RAND Graduate School from 1972 to 1988, as Deputy Program Manager for Health Sciences Research from 1971 to 1988, Senior Staff Economist from 1972 to 1981, Head of the Economics Department from 1981 to 1985 and as a Senior Corporate Fellow from 1985 to 1988. Dr. Newhouse was the Founding Editor of the *Journal of Health Economics*, which he edited for 30 years. He is a Faculty Research Associate of the National Bureau of Economic Research, a member of the National Academy of Medicine, a fellow of the American Academy of Arts and Sciences, and a director of the National Committee for Quality Assurance. Dr. Newhouse is a former member of the *New England Journal of Medicine* Editorial Board and the author of *Free for All: Lessons from the RAND Health Insurance Experiment* and *Pricing the Priceless: A Health Care Conundrum*.

Experience, Qualifications, Attributes and Skills

Dr. Newhouse's experience of over 45 years in the health policy arena significantly enhances the Board's understanding of health policy issues, which is particularly important in the current public policy reform environment. He has written extensively on U.S. health policy matters, and he is a highly-regarded expert in economics and business. Dr. Newhouse's expertise in health policy and health care financing enhances the Board's understanding of these issues.



Olympia J. Snowe

Independent Director

Age: 70

Director of Aetna Since: 2014

Committees Served:
- Audit
- Medical Affairs

Senator Snowe is currently Chairman and CEO of Olympia Snowe, LLC, a policy and communications consulting firm, and a senior fellow at the Bipartisan Policy Center, where she is a member of the board and co-chairs its Commission on Political Reform. Senator Snowe served in the U.S. Senate from 1995-2013, and as a member of the U.S. House of Representatives from 1979-1995. While in the U.S. Senate, she served as chair and was the ranking member of the Senate Committee on Small Business and Entrepreneurship, and served on the Senate Finance Committee, the Senate Intelligence Committee, and the Senate Commerce, Science and Technology Committee. Senator Snowe also served as chair of the Subcommittee on Seapower for the Senate Armed Services Committee. She received a B.A. in political science from the University of Maine and has received honorary doctorate degrees from many colleges and universities.

Experience, Qualifications, Attributes and Skills

Senator Snowe's more than 30 years of experience as an elected member of the U.S. Congress provides the Company with an important perspective on the Company's strategy in the evolving health care marketplace and the political and regulatory environment in which the Company operates. Her past leadership positions in both the U.S. Senate and the U.S. House of Representatives have given her broad and extensive experience with complex issues relevant to the Company, including health care policy, budget and fiscal responsibility, foreign affairs and national security. She also brings to the Board experience as a director of T. Rowe Price Group, Inc., Synchrony Financial and Synchrony Bank which operate in the consumer marketplace, an area of strategic focus for the Company.

Other Public Directorships: Synchrony Financial (consumer credit businesses) and T. Rowe Price Group, Inc. (investment management).

Director Compensation Philosophy and Elements

Each year, the Nominating Committee reviews compensation for nonmanagement Directors and makes recommendations regarding the prospective level and composition of Director compensation to the Board for its approval.

The Nominating Committee's goal is to develop a compensation program that:

- Attracts and retains qualified Directors;
- Recognizes Directors' critical contributions; and
- Aligns, through the offering of stock-based compensation, the interests of Aetna's Directors with the long-term interests of our shareholders.

As part of their review, the Nominating Committee and the Board consider, among other factors, the Director compensation practices at a comparative group of public companies (the "comparative group"), based on market comparison studies prepared by Meridian, an outside consultant.

The primary elements of Aetna's Director compensation program are annual cash retainer fees and annual restricted stock unit ("RSU") awards. Directors also receive certain benefits. Directors who are officers of Aetna receive no additional compensation for membership on the Board or any of its Committees.

Director Stock Ownership Guidelines

The Board has established Director Stock Ownership Guidelines under which each nonmanagement Director is required to own, within five years of joining the Board, a specified dollar value of Aetna common shares, par value $.01 per share ("Common Stock"), or stock units having a dollar value equal to $500,000. At March 17, 2017, all of Aetna's nonmanagement Directors were in compliance with these guidelines.

Aetna's Code of Conduct prohibits Directors from engaging in hedging strategies using puts, calls or other types of derivative securities based on the value of the Common Stock.

2016 Nonmanagement Director Compensation

On September 24, 2015 and December 3, 2015 the Nominating Committee and Meridian reviewed a director compensation study prepared by Meridian, and on December 4, 2015, the Board approved the Director compensation package for nonmanagement Directors for 2016. The Board set the total value of target per-Director compensation for 2016 at approximately $289,415 consisting of stock-based compensation, cash and benefits and excluding the estimated cost of the Charitable Award Program and Aetna Foundation, Inc.'s charitable contribution matching program. The annual Board retainer was increased from $85,000 to $95,000 for 2016. In addition, for 2016, the retainer for the Chair of the Audit Committee was increased from $20,000 to $25,000, while the retainer for each Audit Committee member remained at $10,000. Chair retainers were increased from $15,000 to $25,000 for the Compensation Committee, $8,000 to $13,000 for the Investment and Finance Committee and the Medical Affairs

Committee, and $10,000 to $15,000 for the Nominating Committee. Committee member retainers remained at $4,000 for the Executive Committee, the Investment and Finance Committee and the Medical Affairs Committee; $5,000 for the Nominating Committee; and $7,500 for the Compensation Committee. The annual retainer for the Lead Director also was increased from $25,000 to $35,000. In addition, the target grant date fair value of annual RSU awards to each Director under the Director Plan was increased from $160,000 to $170,000.

The 2016 Director Compensation table sets forth for 2016 the total compensation of each of the nonmanagement Directors. Actual compensation for any Director, and amounts shown in the 2016 Director Compensation table, may vary by Director due to the Committees on which a Director serves and other factors described in footnote 4 to the 2016 Director Compensation table.

2016 Director Compensation

Name	Fees Earned or Paid in Cash[2]	Stock Awards[3]	All Other Compensation[4]	Total
Fernando Aguirre	$110,000	$170,054	$15,776	$295,830
Frank M. Clark	107,500	170,054	54,315	331,869
Betsy Z. Cohen	110,250	170,054	54,315	334,619
Molly J. Coye, M.D.	116,000	170,054	52,893	338,947
Roger N. Farah	128,000	170,054	51,795	349,849
Barbara Hackman Franklin[1]	44,791	0	52,152	96,943
Jeffrey E. Garten	106,500	170,054	49,315	325,869
Ellen M. Hancock	124,000	170,054	54,315	348,369
Richard J. Harrington	132,000	170,054	17,288	319,342
Edward J. Ludwig	159,500	170,054	52,893	382,447
Joseph P. Newhouse	109,000	170,054	54,315	333,369
Olympia J. Snowe	109,000	170,054	17,288	296,342

(1) Ms. Franklin retired from Aetna's Board of Directors on May 20, 2016.

(2) The amounts shown in this column include any cash compensation that was deferred by Directors during 2016 under the Aetna Inc. Non-Employee Director Compensation Plan (the "Director Plan"). See "Additional Director Compensation Information" beginning on page 24 for a discussion of Director compensation deferrals. Amounts in this column consist of one or more of the following:

Activity	2016 Fees Earned or Paid in Cash
Annual Retainer Fee	$95,000
Lead Director	35,000
Chair of the Audit Committee	25,000
Membership on the Audit Committee	10,000
Chair of the Compensation Committee	25,000
Membership on the Compensation Committee	7,500
Chair of the Nominating Committee	15,000
Membership on the Nominating Committee	5,000
Chair of the Investment and Finance Committee	13,000
Chair of the Medical Affairs Committee	13,000
Committee Membership (except as set forth above) (other than the Chairs)	4,000

(3) Amounts shown in this column represent the full grant date fair value for RSUs granted in 2016 computed in accordance with FASB ASC Topic 718, excluding forfeiture estimates. Refer to pages 130-133 of Aetna's 2016 Annual Report on Form 10-K for all relevant valuation assumptions used to determine the grant date fair value of the stock awards included in this column. On May 20, 2016, Aetna granted each nonmanagement Director then in office 1,537 RSUs. The full grant date fair value is calculated by multiplying the number of units granted times the closing price of Aetna's Common Stock on the grant date. See "Additional Director Compensation Information" beginning on page 24 for a discussion of RSU awards and related deferrals.

At December 31, 2016, the number of outstanding RSU awards held by each Director was 1,537. Refer to the Beneficial Ownership Table and related footnotes beginning on page 27 for more information on Director holdings of Common Stock.

(4)   All Other Compensation consists of the items in the following table. See "Additional Director Compensation Information" beginning below for a discussion of certain components of All Other Compensation.

	Group Life Insurance and Business Travel Accident Insurance Premiums	Charitable Award Program[a]	Matching Charitable Contributions[b]	Total
Fernando Aguirre	$ 776	$ 0	$15,000	$15,776
Frank M. Clark	3,710	35,605	15,000	54,315
Betsy Z. Cohen	3,710	35,605	15,000	54,315
Molly J. Coye, M.D.	2,288	35,605	15,000	52,893
Roger N. Farah	1,190	35,605	15,000	51,795
Barbara Hackman Franklin	1,547	35,605	15,000	52,152
Jeffrey E. Garten	3,710	35,605	10,000	49,315
Ellen M. Hancock	3,710	35,605	15,000	54,315
Richard J. Harrington	2,288	0	15,000	17,288
Edward J. Ludwig	2,288	35,605	15,000	52,893
Joseph P. Newhouse	3,710	35,605	15,000	54,315
Olympia J. Snowe	2,288	0	15,000	17,288

(a)   Refer to "Director Charitable Award Program" on page 25 for information about the Charitable Award Program, which was discontinued for any new Director joining the Board after January 25, 2008. Amounts shown are pre-tax and do not reflect the anticipated tax benefit to the Company from the charitable contributions under the Charitable Award Program. Directors derive no personal financial or tax benefit from this program.

(b)   These amounts represent matching contributions made by Aetna Foundation, Inc. pursuant to Aetna's charitable giving programs, which encourage contributions by eligible persons to charitable organizations. Through the 2016 Aetna Foundation Matching Grants Program for Directors, up to $15,000 in eligible contributions per Director per program year are matched at 100% by Aetna Foundation, Inc. Amounts shown are pre-tax. Directors derive no personal financial or tax benefit from this program.

Additional Director Compensation Information

Director Deferrals

The amounts shown in the "Fees Earned or Paid in Cash" and "Stock Awards" columns of the 2016 Director Compensation table include amounts that were deferred by Directors during 2016 under the Director Plan. Under the Director Plan, nonmanagement Directors may defer payment of some or all of their annual retainer fees, vested RSUs and dividend equivalents paid on stock units to an unfunded stock unit account or unfunded interest account until after they have resigned or retired (as defined in the Director Plan) from the Board or elect to diversify their deferred stock unit holdings as described below.

During the period of deferral, amounts deferred to the stock unit account track the value of the Common Stock and earn dividend equivalents. During the period of deferral, amounts deferred to the interest account accrue interest pursuant to a formula equal to the rate of interest paid from time to time under the fixed interest rate fund option of Aetna's 401(k) Plan (the "401(k) Plan"), which was 2.05% for the period January to March 2016; 2.10% for the period April to June 2016; 2.10% for the period July to October 2016; and 2.15% for the period October to December 2016.

Under the Director Plan, beginning at age 68, Directors are allowed to make an annual election to diversify up to 100% of their voluntary deferrals into the stock unit account out of stock units and into an interest account. During 2016, no Director made such a diversification election. Directors who make a diversification election remain subject to the Board's Director Stock Ownership Guidelines.

Restricted Stock Unit Awards

On May 20, 2016, Aetna granted each nonmanagement Director then in office 1,537 RSUs under the Director Plan. The full grant date fair value of the RSUs granted to each nonmanagement Director was $170,054. The RSUs vest in quarterly increments over a one-year period beginning May 20, 2016, and are payable at the end of the one-year period in shares of Common Stock or can be deferred under the Director Plan to a stock unit account or an interest account as described above. The RSUs granted to a nonmanagement Director will vest immediately if the Director ceases to be a Director because of death, disability, retirement or acceptance of a position in government service. All RSUs granted to nonmanagement Directors also will vest upon a change in control of Aetna (as defined in the Director Plan). The unvested RSUs granted to nonmanagement Directors do not earn dividend equivalents, have no voting rights and are not transferable.

Director Charitable Award Program

Prior to January 26, 2008, Aetna maintained a Director Charitable Award Program (the "Program") for nonmanagement Directors serving on the Board. After a review of the Program and competitive practices, the Board decided to close the Program, and any Director who first joins the Board after January 25, 2008 is not eligible to participate. However, to recognize pre-existing commitments, the Program remains in place for Directors serving prior to that date. Under the Program, Aetna will make a charitable contribution of $1 million in ten equal annual installments allocated among up to five charitable organizations recommended by a participating Director once he or she reaches age 72. For Mr. Farah, who joined the Board in 2007, contributions would occur once he reaches age 75. The Program may be funded indirectly by life insurance on the lives of the participating Directors. Messrs. Aguirre and Harrington and Senator Snowe are not eligible to participate in the Program because they joined the Board after the Program closed to new Directors.

Beneficiary organizations recommended by Directors must be, among other things, tax exempt under Section 501(c)(3) of the Internal Revenue Code of 1986, as amended (the "Code"). Donations Aetna ultimately makes are expected to be deductible from Aetna's taxable income for purposes of U.S. federal and other income taxes. Directors derive no personal financial or tax benefit from the Program, since all insurance proceeds and charitable deductions accrue solely to Aetna.

The Program values included in footnote 4 to the 2016 Director Compensation table represent an estimate of the present value of the total annual economic net cost of the Program, pre-tax, for current and former Directors, allocated equally among the Directors still participating in the Program. The present value calculation considers estimates of (a) premiums paid on whole life insurance policies purchased with respect to certain of the Directors to fund part of the Program; (b) the expected future charitable contributions to be paid by Aetna on behalf of current and former Directors; (c) expenses associated with administering the Program; and (d) the expected future proceeds from such whole life insurance policies which are, in turn, based on expected mortality, as well as assumptions related to future investment returns of the policies.

Other Benefits

Aetna provides $150,000 of group life insurance and $100,000 of business travel accident insurance (which includes accidental death and dismemberment coverage) for its nonmanagement Directors. Optional medical, dental and long-term care coverage for nonmanagement Directors and their eligible dependents also is available to Directors at a cost similar to that charged to Aetna employees and may be continued into retirement by eligible Directors.

Aetna also reimburses nonmanagement Directors for the out-of-pocket expenses they incur that pertain to Board membership, including travel expenses incurred in connection with attending Board, Committee and shareholder meetings, and for other Aetna business-related expenses (including the business-related travel expenses of spouses if they are specifically invited to attend an event).

From time to time, Aetna also may transport Directors to and from Board meetings or Directors and their guests to and from other Aetna business functions on Company aircraft.

2017 Nonmanagement Director Compensation

On September 29, 2016 and December 1, 2016 the Nominating Committee and Meridian reviewed a director compensation study prepared by Meridian, and on December 2, 2016, the Board approved the Director compensation package for nonmanagement Directors for 2017. The Board did not change the total value of target per-Director compensation for 2017, and kept it at approximately $289,415 consisting of stock-based compensation, cash and benefits and excluding the estimated cost of the Charitable Award Program and Aetna Foundation, Inc.'s charitable contribution matching program. The annual Board retainer remains at $95,000 for 2017. For 2017, Chair retainers remain at $25,000 for the Audit Committee, $25,000 for the Compensation Committee, $13,000 for the Investment and Finance Committee and the Medical Affairs Committee, and $15,000 for the Nominating Committee. Committee member retainers remain at $10,000 for the Audit Committee; $7,500 for the Compensation Committee; $4,000 for the Executive Committee, the Investment and Finance Committee and the Medical Affairs Committee; and $5,000 for the Nominating Committee. The annual retainer for the Lead Director remains at $35,000. In addition, the target grant date fair value of annual RSU awards to each Director under the Director Plan continues to be $170,000.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires our Directors, our executive officers and certain other persons to file reports of holdings and transactions in our Common Stock with the SEC. Based on our records and other information, we believe that during our fiscal year ended December 31, 2016, our Directors and executive officers timely met all applicable SEC filing requirements, except that one report covering one transaction (a charitable gift) was filed late by Mr. Bertolini. In addition, one Form 4 filed by Francis S. Soistman, Jr. was amended after it was filed to reflect a transfer of funds out of the employer stock fund in the 401(k) Plan. That transaction, which involved 193 shares, was inadvertently excluded from the filed form.

Security Ownership of Certain Beneficial Owners, Directors, Nominees and Executive Officers

The following table presents, as of December 31, 2016, the names of the only persons known to Aetna to be the beneficial owners of more than 5% of the outstanding shares of our Common Stock. The information set forth in the table below and in the related footnotes was furnished by the identified persons to the SEC.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent[1]
BlackRock, Inc. 55 East 52nd Street New York, NY 10055	30,646,586[2]	8.71%
T. Rowe Price Associates, Inc. 100 E. Pratt Street Baltimore, MD 21202	28,458,963[3]	8.09%
The Vanguard Group 100 Vanguard Boulevard Malvern, PA 19355	22,278,948[4]	6.33%
State Street Corporation State Street Financial Center One Lincoln Street Boston, MA 02111	21,629,539[5]	6.15%

(1) Based on the number of outstanding shares of Common Stock at December 31, 2016: 351,685,839.

(2) Of the reported shares of Common Stock, BlackRock, Inc. reports that it has sole voting power with respect to 27,337,075 shares, shared voting and dispositive power with respect to 12,079 shares and sole dispositive power with respect to 30,634,507 shares.

(3) Of the reported shares of Common Stock, T. Rowe Price Associates, Inc., reports that it has sole voting power with respect to 8,638,313 shares, shared voting and dispositive power with respect to no shares and sole dispositive power with respect to all 28,458,963 shares.

(4)   Of the reported shares of Common Stock, The Vanguard Group reports that it has sole voting power with respect to 550,636 shares, shared voting power with respect to 71,948 shares, sole dispositive power with respect to 21,662,140 shares and shared dispositive power with respect to 616,808 shares.

(5)   Of the reported shares of Common Stock, State Street Corporation reports that it has shared voting and shared dispositive power with respect to all 21,629,539 shares. Of the reported shares of Common Stock, 6,985,497 shares are held by State Street Corporation in its capacity as the trustee of the 401(k) Plan.

Beneficial Ownership Table

The following table presents, as of March 17, 2017, the beneficial ownership of shares of our Common Stock of each current Director, each Nominee, each executive officer named in the 2016 Summary Compensation Table on page 41 and Aetna's Directors and executive officers as a group. The information set forth in the table below and in the related footnotes has been furnished by the respective persons.

Amount and Nature of Beneficial Ownership		
Name of Beneficial Owner and Position	Common Stock	Percent of Common Stock
Fernando Aguirre (current Director and Nominee)	8,724	*
Frank M. Clark (current Director and Nominee)	14,779[1]	*
Betsy Z. Cohen (current Director and Nominee)	43,024	*
Molly J. Coye, M.D. (current Director and Nominee)	7,517	*
Roger N. Farah (current Director and Nominee)	3,000	*
Jeffrey E. Garten (current Director and Nominee)	9,439[2]	*
Ellen M. Hancock (current Director and Nominee)	46,954	*
Richard J. Harrington (current Director and Nominee)	6,563[2]	*
Edward J. Ludwig (current Director and Nominee)	11,688[3]	*
Joseph P. Newhouse (current Director and Nominee)	4,064[4]	*
Olympia J. Snowe (current Director and Nominee)	1,420	*
Mark T. Bertolini (Chairman and Chief Executive Officer, current Director, Nominee and named executive officer)	2,789,634[5]	*
Shawn M. Guertin (named executive officer)	182,347[6]	*
Gary W. Loveman, Ph.D. (named executive officer)	64,202[7]	*
Karen S. Lynch (named executive officer)	257,069[8]	*
Thomas J. Sabatino, Jr. (named executive officer)	34,441[9]	*
Directors and Executive Officers as a group (19 persons)	3,825,766[10]	1.14%

*   Less than 1%

Unless noted in the following footnotes, each person currently has sole voting and investment powers over the shares set forth in the Beneficial Ownership Table. None of the shares reported are pledged as security.

(1) Includes 10,295 shares held in an irrevocable trust of which Mr. Clark is sole trustee; and 1,000 shares held jointly with Mr. Clark's spouse, as to which Mr. Clark shares voting and investment powers.

(2) All shares held jointly with the Director's spouse, as to which the Director shares voting and investment powers.

(3) Includes 4,729 shares held in a revocable trust of which Mr. Ludwig is sole trustee; and 6,959 shares held jointly with Mr. Ludwig's spouse, as to which Mr. Ludwig shares voting and investment powers.

(4) Includes 2,000 shares held jointly with Dr. Newhouse's spouse, as to which Dr. Newhouse shares voting and investment powers.

(5) Includes 1,864,317 shares that Mr. Bertolini has the right to acquire currently or within 60 days of March 17, 2017, upon the exercise of SARs; and 454,071 shares held in a grantor retained annuity trust of which Mr. Bertolini is the sole trustee and 120,000 shares held in a charitable lead annuity trust of which Mr. Bertolini is the sole investment advisor.

(6) Includes 125,174 shares that Mr. Guertin has the right to acquire currently or within 60 days of March 17, 2017, upon the exercise of SARs; and 622 shares held through the 401(k) Plan by Mr. Guertin.

(7) Includes 54,412 shares that Mr. Loveman has the right to acquire currently or within 60 days of March 17, 2017, upon the exercise of SARs; and 115 shares held through the 401(k) Plan by Mr. Loveman.

(8) Includes 191,687 shares that Ms. Lynch has the right to acquire currently or within 60 days of March 17, 2017, upon the exercise of SARs; and 50,512 shares held in a revocable trust of which Ms. Lynch is the sole trustee.

(9) Includes 34,441 shares that Mr. Sabatino has the right to acquire currently or within 60 days of March 17, 2017, upon the exercise of SARs.

(10) Directors and executive officers as a group have sole voting and investment power over 1,272,176 shares, share voting and investment power with respect to 28,722 shares (including 2,761 shares held through the 401(k) Plan). Also includes 2,524,868 shares that executive officers have the right to acquire currently or within 60 days of March 17, 2017, upon the exercise of SARs. At March 17, 2017, there were no outstanding SARs held by nonmanagement Directors.

COMPENSATION DISCUSSION AND ANALYSIS

I. 2016 — A Year of Strong Operating Performance and Effective Execution of Our Strategy

A. 2016 Company Performance At-a-Glance

Total Shareholder Return:	**Net Income per Share:**	**Operating earnings per share:**	**Total Revenue and Operating Revenue (each):**	**Continued Dividend of**
16%	**$6.41**	**$8.23**	**$63** billion	**$1.00**
Three-year cumulative total shareholder return of 86%	5% decrease in net income per share from 2015 primarily due to increased restructuring costs and Humana transaction and integration related costs	7% increase in operating earnings per share over 2015	Nearly 5% increase over 2015 (each)	per share (annual) In February 2017, the Company announced an increased dividend of $2.00 per share (annualized)

Net income refers to net income attributable to Aetna reported in Aetna's GAAP Consolidated Statements of Income. Unless otherwise indicated, all references in this Proxy Statement to net income, net income per share, operating earnings, and operating earnings per share are based on net income attributable to Aetna, which excludes amounts attributable to non-controlling interests. Operating earnings per share, operating revenue, pre-tax operating margin, adjusted operating expense ratio and adjusted selling, general and administrative expense ratio are non-GAAP financial measures. Refer to Annex A to this Proxy Statement for a reconciliation of these and other non-GAAP financial measures to the most directly comparable GAAP measures.

B. 2016 Company Performance and Related Impact on Compensation Decisions

The Company's financial performance in 2016 was strong and continued to reflect the Company's attention to effective execution of our strategy. During 2016, the Company delivered:

- Strong Shareholder Returns. During 2016, our stock price increased 15% from $108.12 on December 31, 2015 to $124.01 on December 31, 2016. On March 17, 2017, our stock closed at $131.80. Our total shareholder return for 2016 was 16%, and our three-year cumulative total shareholder return was 86%.



Total Shareholder Return

Competitors include: Cigna Corporation, Humana Inc., UnitedHealth Group Incorporated and Anthem, Inc.

- **Solid Earnings.** For 2016, we reported net income per share of $6.41 compared to $6.78 in 2015, a 5 percent decrease. We reported 2016 operating earnings per share of $8.23, a 7% increase over 2015, consistent with our long-term targeted range. The year-over-year decline in net income per share was primarily driven by an increase in restructuring costs, higher Humana Inc. ("Humana") transaction related costs and the favorable impact of litigation related proceeds recorded in 2015. The year-over-year increase in operating earnings per share represents solid earnings growth, despite lack of share repurchases during the year and significant pressure from our Affordable Care Act compliant products.

Net Income per Share



Operating Earnings per Share



- **Strong Revenue.** In 2016, we reported annual total revenue and operating revenue of $63 billion (each), a nearly 5% increase over 2015 (each). This growth in total revenue and operating revenue was driven primarily by higher health care premium yields and membership growth in the Government business in our Health Care segment.

- **Dividend.** In 2016, we maintained our quarterly cash dividend, reflecting continued confidence in our strategy and our commitment to enhancing total return for our shareholders. Our merger agreement with Humana restricted our ability to increase our dividend during the term of the agreement, which ended on February 14, 2017. On February 17, 2017, the Company announced that it will increase its quarterly dividend to $.50 per share ($2.00 annualized). The prior 5-year dividend growth rate, exclusive of the 2017 increase, was approximately 67%.

Dividend Payments*



Declaration and payment of future dividends are at the discretion of the Board and may be adjusted as business needs or marketplace conditions change.

- **Medical Membership.** In 2016, we ended the year with 23.1 million medical members, consistent with our year-end membership projections.
- **After-tax Net Income Margin.** Aetna reported a 2016 after-tax net income margin of 3.6%, a 40 basis point decrease compared to 2015, primarily due to an increase in restructuring costs and Humana-related transaction and integration related costs.
- **Pre-tax Operating Margin in High Single Digits.** Aetna reported a 2016 pre-tax operating margin of 8.3%, consistent with our high single-digit target.
- **Total Company Expense Ratio.** Our full year 2016 total company expense ratio was 19.1%, consistent with 2015.
- **Adjusted Operating Expense Ratio.** Our full year adjusted operating expense ratio was 18.1%, an 80 basis point improvement over 2015. This year-over-year improvement resulted from our disciplined focus on managing costs while growing operating revenue.
- **Progress on Strategic Initiatives.** While we are disappointed in the United States District Court's decision to block our proposed acquisition of Humana (the "Humana acquisition") and the resulting

termination of the transaction, our commitment to our strategy has never been stronger. We continue to make investments in digital tools and differentiated care models to provide our members with access to simple, high quality, affordable products that help them achieve their best health. These investments position the Company to continue to be part of the solution in the evolving health care landscape. In 2016, we delivered 45% of our medical costs through value-based arrangements and launched new consumer-centric insurance products in select geographies, often backed by accountable care organizations or value-based network agreements.

The Company's executive pay decisions reflect the alignment between executive compensation and Company performance:

- **Annual Bonus Payments Above Target.** Our annual bonus program ("ABP"), which for 2016 was weighted 70% on annual financial metrics and 30% on quantitative constituent measures, was funded at 114.7% of target.
- **CEO Special Retention PSU.** The Compensation Committee determined that the special retention PSU granted to Mr. Bertolini in August 2013 vested below target level (74.6%) based on Company performance against the stretch cumulative three-year pre-tax operating income goal (excluding net investment income) set at the time the grant was awarded. Under the terms of the award, the special retention PSU was

deferred to an unfunded deferred stock unit account which is payable to Mr. Bertolini six months following his termination of employment.

- **CEO Special Performance Stock Appreciation Right vested below target.** The Compensation Committee determined that the 2013 Performance Stock Appreciation Rights ("PSARs") granted to Mr. Bertolini vested below target level (83.3%) based on Company performance against the three-year relative total shareholder return performance goal set at the time the award was granted.

C. 2016 "Say on Pay" Vote/Compensation Plan Design Changes

At our 2016 annual meeting, 93.7% of the votes cast at the meeting supported the Company's 2015 Named Executive Officer ("NEO" or "Named Executive Officer") compensation, reflecting strong concurrence with the Company's executive compensation programs. Annually, the Compensation Committee reviews trends and best practices in executive compensation and related governance areas. The Compensation Committee also considers the alignment between the current compensation programs and the Company's business strategy. Based on this review and consideration, and given this solid shareholder vote supporting our executive compensation programs, the Compensation Committee did not make any material changes to the executive compensation program design for 2016.

II. Objectives of Our Executive Compensation Program

An understanding of our executive compensation program begins with the program objectives. These include:

- **Aligning the interests of our executives and shareholders.** We align the interests of our executives with those of our shareholders through equity-based compensation that is settled in shares of Common Stock and executive share ownership and share retention requirements.
- **Linking rewards to performance.** We implement a pay-for-performance philosophy by tying a significant portion of our executives' compensation to achieving financial and quantitative constituent goals that

are linked to the Company's business strategy and each executive's contributions towards achieving those goals.

- **Offering competitive compensation.** We offer an executive compensation program that is competitive and that helps us attract, motivate and retain top performing executives in the highly competitive global market for health care talent.

We continue to believe that a significant portion of executive compensation should be variable and based on stock price change and meeting or exceeding defined performance goals (i.e., "at risk"). Our program meets this goal by delivering compensation in the form of equity and other performance-based awards.

The charts below show the 2016 mix of target compensation opportunity for Mr. Bertolini and for the other NEOs as a group.

Mr. Bertolini


2016 Target Mix
7%
Base Salary
8%
Target Annual Cash Bonus
85%
Multi-Year Equity Incentives
93%
at risk

Average: Other NEOs


2016 Target Mix
14%
Base Salary
16%
Target Annual Cash Bonus
70%
Multi-Year Equity Incentives
86%
at risk

III. Summary of 2016 Chief Executive Officer Compensation Decisions

Mr. Bertolini's Compensation

	2015	2016
Salary	$1,000,000	$1,200,000
Annual Bonus(1)		
Target = 300% of Salary	153% of target	115% of target
Cash Delivered	$1,840,000	$1,656,000
Equity Delivered	$2,760,000	$2,484,000
Long-term Incentive Opportunity	$11,594,377(2)	$12,443,861(3)

(1) *Bonus amount was paid 40% in cash and 60% in RSUs. The RSUs for performance year 2016 were granted on February 17, 2017 and will vest over a 36-month period (one-third per year). Due to Securities and Exchange Commission reporting rules for equity awards, the RSUs granted in 2016 for performance year 2015 are reported in the 2016 Summary Compensation Table on page 41, and the RSUs granted in 2017 for performance year 2016 will be reported in Aetna's 2018 Proxy Statement.*

(2) *Reflects the grant date fair value of SARs ($8,144,312) and PSUs ($3,450,065) granted March 2, 2015.*

(3) *Reflects the grant date fair value of SARs ($8,693,798) and PSUs ($3,750,063) granted February 19, 2016.*

Below is a summary of the Compensation Committee's compensation decisions for Mr. Bertolini:

- 2016 Compensation Opportunity
  - — Mr. Bertolini's 2016 total direct compensation opportunity, $17.3 million at target, was at the 75th percentile of the chief executive officer pay of the comparison group we use to assess compensation. The Compensation Comparison Group is listed on page 40. The Compensation Committee felt this opportunity and its relative positioning were appropriate in light of Company performance and the fact that Mr. Bertolini continues to be a recognized thought leader who serves as a positive and constructive influence on not only the transformation of the health care system, but also on important social policy issues affecting the Company and our nation.
  - — Within the total direct compensation opportunity, Mr. Bertolini's 2016 annual bonus target was set at 300% of his annual base salary. Of this amount, 60% is paid in RSUs which are tied directly to the value of Aetna shares and which vest over three years. The Compensation Committee recognizes that Mr. Bertolini's annual bonus opportunity is high compared to the annual bonus targets of his peers in the Compensation Comparison Group when viewed in isolation. However, when this bonus opportunity was first established on his appointment as CEO, there was a corresponding

reduction to Mr. Bertolini's annual long-term incentive equity grant value to keep his total compensation levels at an appropriate market level. This change in mix of pay opportunity, coupled with the additional vesting required for the equity portion of the annual bonus award, was made to more directly align Mr. Bertolini's total direct compensation opportunity with the Company's annual financial performance, while continuing the focus on creation of long-term shareholder value and retention.

— Mr. Bertolini's 2016 long-term incentive opportunity was set at $12.4 million. This grant was delivered 70% in SARs ($8.69 million) and 30% in PSUs ($3.75 million). The SARs and PSUs granted in 2016 are described on page 34. The SARs vest in three substantially equal annual installments beginning on February 19, 2017, and the PSUs will vest 36 months from the grant date, in each case subject to Mr. Bertolini's continued employment and, with respect to PSUs, Company performance.

• Compensation Decisions for 2016
— **Base Salary.** Mr. Bertolini's salary was increased by 20% in 2016. Mr. Bertolini's salary had not been adjusted since his appointment as CEO in November 2010. The Compensation Committee changed Mr. Bertolini's base salary due to Mr. Bertolini's performance and due to the fact that it had begun to significantly lag the base salaries of the CEOs in the Compensation Comparison Group.
— **Annual Bonus.** Mr. Bertolini's annual bonus for 2016 was determined primarily based on the Company's financial performance against the ABP goals described in detail beginning on page 35 and paid out at 115% of target. In addition to the strong financial performance, the Compensation Committee and the Board also considered growth in the Company's individual Medicare membership, expansion of our individual Medicare Advantage footprint (six new states for 2017), our Medicare star ratings performance (best in class among publicly traded peers), and the acceleration of our consumer strategy. While the Company is disappointed in the court decision to block the Humana acquisition and the resulting termination of the transaction, throughout the process the Company was able to exceed its financial objectives and continue its focus on executing its Vision 2020 strategy as a stand-alone company.

— Mr. Bertolini continues to be a recognized thought leader who serves as a positive and constructive influence on not only the transformation of the health care system, but also important social policy issues affecting the Company and our nation. He is the recipient of numerous awards, including being named one of *Fortune's* 50 Greatest Leaders and Modern Healthcare's 100 Most Influential People in Healthcare (ranked 4th in 2016). His work in recent years to raise the minimum base wage and enhance employee benefits for the Company's lowest paid employees sparked a wider societal dialogue on these issues. Further, Mr. Bertolini continues to build a strong leadership team which, under his direction, is driving the business and executing the Company's strategy, while keeping the focus on long-term success. Mr. Bertolini's annual bonus for 2016 was paid 40% in cash and 60% in RSUs that will vest in three equal annual installments over a 36-month period.

• Long-Term Incentive Awards
— **CEO Special Retention PSU.** The Compensation Committee determined that the special retention PSU granted to Mr. Bertolini in August 2013 vested below target level (74.6%) based on Company performance against the stretch cumulative three-year pre-tax operating income goal (excluding net investment income) set at the time the award was granted. Under the terms of the award, the special retention PSU was deferred to an unfunded deferred stock unit account which is payable to Mr. Bertolini six months following his termination of employment.
— **CEO Special Performance SAR.** The Compensation Committee determined that the 2013 PSAR granted to Mr. Bertolini vested below target level (83.3%) based on Company performance against the three-year relative total shareholder return performance goal set at the time the award was granted.

More information about the rationale behind the special retention PSU and PSAR grants is set forth in the Company's Current Report on Form 8-K filed with the SEC on August 5, 2013.

IV. 2016 Compensation Policies

Elements of the Company's Executive Compensation Program

The 2016 compensation program for our Named Executive Officers consisted of the following components:

Component	Description	Purpose
Base Salary	Fixed cash compensation based on the executive's past and potential future performance, scope of responsibilities, experience and competitive market pay practices.	Provide a fixed, baseline level of compensation that is not contingent upon Company performance.
Performance-Based Annual Bonus[1]	Cash payment tied to meeting annual performance goals set for the fiscal year that are tied to the Company's annual business plan and individual performance.	Motivate executives to achieve superior annual financial and operational performance.
Long-Term Equity Incentives:[2]		
PSUs	Performance-based stock units which pay out, if at all, based on the Company's performance against a three-year adjusted operating earnings per share compound annual growth financial goal. If the goal is met, the PSUs granted in 2016 will vest in a single installment at the end of a 36-month vesting period as described on page 37.	Align achievement of specific multi-year internal financial performance objective with the creation of shareholder value, increase executive stock ownership and provide retention incentives.
RSUs	Time-vested stock units that vest in substantially equal annual installments typically over 36 months.	Align compensation with changes in Company stock price and the creation of shareholder value, and strengthen retention.
SARs	Stock appreciation rights that vest in substantially equal annual installments over 36 months.	Align compensation with changes in Company stock price and the creation of shareholder value.

(1)   A portion of Mr. Bertolini's 2016 annual bonus was paid in RSUs that vest over 36 months as described on page 32.

(2)   All awards are settled in stock and are subject to stock ownership requirements.

The Company also provides health, welfare and retirement benefits to its employees generally, including its executive officers.

Determining Total Cash and Equity Compensation

We generally set total cash and equity compensation opportunity (including base salary, performance-based annual bonus and long-term incentive equity awards) for senior executives at an amount that is competitively reasonable and appropriate for our business needs and circumstances. For the Named Executive Officers, the Compensation Committee reviews the cash and equity compensation opportunities available to similarly positioned executives of companies in the Compensation Comparison Group. The Compensation Committee also reviews third-party compensation surveys. The third-party compensation surveys are purchased from outside compensation vendors selected by our human resources department, and the data provided by the vendors is reviewed by the Compensation Committee's independent compensation consultant. The data presented to the Compensation Committee includes a regression analysis (market compensation data adjusted to account for company size based on revenue) where available. The compensation of our Named Executive Officers is compared across the Named Executive Officer group and with the compensation of other senior executives of the Company for internal pay relativity purposes. The Compensation Committee, however, has not established specific internal pay relativity guidelines.

Our compensation program is generally designed to deliver above-median total compensation for above-median performance and below-median total compensation for below-median performance. For executives with compensation opportunities that are more highly variable, including the Named Executive Officers, total cash and equity compensation opportunity may be above the median, but "at risk" amounts are paid only if performance goals are achieved or exceeded. In addition, the value of the equity awards is directly subject to Company stock price change. The Compensation Committee does not formulaically set the target compensation opportunity at a specific level compared to the Compensation Comparison Group. Instead, the Compensation Committee uses the Compensation Comparison Group information as a reference point to make what is ultimately a subjective decision that balances (i) a competitive level of compensation for a position; (ii) the executive's experience and scope of responsibility; (iii) individual performance; (iv) percent of pay "at risk"; and (v) retention. There is no pre-defined formula that determines which of these factors is more or less important, and the emphasis placed on a specific factor may vary among executive officers and will reflect market conditions and business needs at the time the pay decision is made.

Base Salary

In making annual base salary determinations, the Compensation Committee considers:

- the terms of any employment agreement with the executive;
- the recommendations of our CEO (as to executives other than himself);
- the salary paid to persons in comparable positions in the Compensation Comparison Group;
- the executive's experience and scope of responsibility; and
- a subjective assessment of the executive's individual past and potential future contribution to Company results.

Base salary as a percent of total compensation also differs based on the executive's position and function. Although the Compensation Committee has not established a specific ratio of base salary to total compensation, in general, executives with the highest level and broadest scope of responsibility have the lowest percentage of their compensation fixed as salary and have the highest percentage of their compensation subject to performance-based standards (performance-based annual bonus and long-term incentives).

In 2016, Karen Lynch received a salary increase of 3.5%. This adjustment was consistent with the Company-wide salary increase pool for 2016. Mr. Guertin's salary was not adjusted because his total direct compensation was at the market median. Due to the recent hire dates of Mr. Loveman and Mr. Sabatino, their salaries were not adjusted. Mr. Bertolini's 2016 salary increase is described on page 33.

Annual Performance-based Bonuses

Except for a portion of Mr. Bertolini's bonus (described on page 33), 2016 annual bonuses were paid in cash. All executive officers and managers are eligible to participate in the ABP. The Compensation Committee, after consulting with the Board, establishes specific financial and operational goals at the beginning of each performance year. Annual bonus funding is linked directly to achieving these annual goals. Following the completion of the performance year, the Compensation Committee assesses performance against the pre-established performance goals to determine bonus funding for the year. The ABP goals, described in more detail below, come directly from our strategic and business operating plan approved by the Board. These annual goals were selected to balance the delivery of financial results with the achievement of internal and external constituent goals. The Company believes it is important to consider non-financial, but quantifiable, constituent goals because they focus on our longer-term success and the quality of our brand and reputation. In 2016, the non-financial constituent goals had a 30% weighting.

Under the ABP, if all of the goals are met at the target level in the aggregate, then up to 100% of the target bonus pool is funded. If the goals are exceeded in the aggregate by a sufficient margin, then up to a maximum of 200% of the target bonus pool is funded. At the threshold performance level, 25% of the target bonus pool is funded. The bonus pool is not funded if aggregate performance falls below the threshold level.

For 2016, bonus pool funding under the ABP was determined as set forth below:

Weight	Measure	Threshold	Target	Maximum	Actual Performance	Performance Level	Weighted Points
70%	Financial Performance	25%	100%	200%			
50%	Operating earnings per share[1]	$7.71	$8.16	$8.67	$8.23	>target	55.1
10%	Operating Revenue[2]	$60,389	$61,989	$63,589	$63,046	<maximum	15.7
10%	Adjusted SG&A ratio[3]	18.8%	18.0%	17.2%	17.6%	>target	11.9
30%	Constituent Index Performance						
10%	Consumer[4]	25%	100%	200%	100%	target	10.0
10%	Provider[5]	25%	100%	200%	163%	<maximum	16.3
10%	Talent and Culture[6]	25%	100%	200%	57%	<target	5.7
Total							114.7

(1) Operating earnings per share is a non-GAAP financial measure used in connection with the ABP. Refer to Annex A to this Proxy Statement for a reconciliation of operating earnings per share to the most directly comparable GAAP measure. Operating earnings per share excludes from net income attributable to Aetna (a) net realized capital gains or losses; (b) amortization of other acquired intangible assets; and (c) other items, if any, that neither relate to the ordinary course of our business nor reflect our underlying business performance. These adjustments are established when the target is set at the start of the year.

(2) Operating revenue is a non-GAAP financial measure used in connection with the ABP. Refer to Annex A to this Proxy Statement for a reconciliation of operating revenue to the most directly comparable GAAP measure. Operating revenue excludes from total revenue (a) net realized capital gains or losses; and (b) other items, if any, that neither relate to the ordinary course of our business nor reflect our underlying business performance. These adjustments are established when the target is set at the start of the year.

(3)   Adjusted selling, general and administrative expenses as a percentage of operating revenue is a non-GAAP financial measure used in connection with the ABP. Refer to Annex A to this Proxy Statement for a reconciliation of adjusted SG&A ratio to the most directly comparable GAAP measure. Adjusted SG&A ratio is calculated by dividing total operating expenses, excluding incentive compensation expense and other items, if any, that neither relate to the ordinary course of our business nor reflect our underlying business performance, by operating revenue. These adjustments are established when the target is set at the start of the year.

(4)   This goal measures consumer experience in 4 new geographies (58% at target) and Medicare Star Ratings (88% at target).

(5)   This goal measures membership growth in accountable care/joint venture organizations (33.8% at target), and customers achieving clinical transformation quality program objectives where the number of accountable care organizations meet or exceed targets (6 at target).

(6)   This goal measures employee engagement and culture determined through responses to the Company's all-employee survey, as well as performance against diversity initiatives.

After applying the weightings noted above, the Compensation Committee set the Company-wide 2016 ABP bonus pool funding at 114.7% of target. Within this pool funding, the Compensation Committee set actual bonus amounts after conducting a subjective review of each Named Executive Officer's individual performance for the year against the business unit and qualitative performance goals established at the start of the year and considering Mr. Bertolini's recommendations (as to executives other than himself). In determining the annual bonus for Mr. Bertolini, the Compensation Committee consulted with the non-management members of the Board. The factors considered in determining individual bonus amounts for the Named Executive Officers are set forth below.

Named Executive Officer	2016 Annual Bonus Target as a Percent of Base Salary[1]	2016 Actual Bonus as a Percent of Target	Individual Discretionary Factors
Mr. Bertolini	300%[2]	115%	• Described on pages 32-33
Mr. Guertin	110%	111%	• Leadership to drive Company financial results above targets • Achievement of productivity savings vs. targets • Talent development • Compliance
Mr. Loveman	110%	120%	• Leadership to re-align organization around consumer capabilities and building of new care model designed to proactively engage members and help them improve their health • Exceeding cost reduction targets • Development of new Company brand, including strategic alliance with Apple Inc. • Talent development
Ms. Lynch	120%	111%	• Financial results above target • Execution of local market strategy • Talent development
Mr. Sabatino	100%	110%	• Compliance, including perfect CMS compliance program effectiveness score • Legal support to execution of ACO/joint venture strategy to support our value-based consumer model • Robust defense of Humana acquisition

(1)   For NEOs other than Messrs. Bertolini and Sabatino, the target was based on base salary paid during 2016. For Messrs. Bertolini and Sabatino, the target was based on base salary in effect on December 31, 2016.

(2)   Mr. Bertolini's bonus was paid 40% in cash and 60% in RSUs that vest over 36 months as described on page 32.

Long-term Incentive Equity Awards (SARs and PSUs)

The Company's 2016 long-term incentive equity award program was delivered in the form of SARs (70%) and PSUs (30%). The objective of the SAR and PSU awards is to advance the longer-term interests of the Company and our shareholders by directly aligning executive compensation with increases in our stock price and providing incentives for executives to meet the specified PSU performance goal set at the time of grant. These awards complement cash incentives tied to annual performance as they motivate executives to increase earnings and shareholder value over time. The 70% allocation to SARs aligns the majority of the long-term incentive value directly with shareholder interest in increasing our stock price; the award has no value if the stock price declines after the award is granted. Because SARs have a 10-year term, this design supports our long-term strategy and emphasizes the creation of long-term shareholder value. The remaining 30% of the long-term incentive value also is tied to the value of our stock and achievement of a specific financial operating goal. The SARs granted in 2016 to the Named Executive Officers vest in substantially equal annual installments over a 36-month period. The PSUs granted in 2016 vest in a single installment at the end of a 36-month period based on attaining the three-year performance goal set at the time of grant. The SAR and PSU awards are settled in Common Stock, net of applicable withholding taxes, in order to reduce shareholder dilution resulting from the awards. The Company does not pay dividend equivalents on unvested equity awards.

PSU Performance Goal

The PSUs granted in 2016 vest at 100% if the Company attains a three-year operating earnings per share compound annual growth rate goal. This goal is difficult as it requires the Company to exceed its operating earnings growth objectives for the 2016-2018 performance period. This goal was selected to emphasize the importance of operating earnings growth to our strategic objectives. If this performance goal is met, the PSUs will vest at the end of the 36-month vesting period. At maximum performance, the PSUs vest at 200% of the units granted.

Consideration of Prior Equity Grants When Making Compensation Decisions

In making individual long-term incentive equity award decisions, the Compensation Committee does not specifically take into account prior equity grants or amounts realized on the exercise or vesting of prior equity grants in determining the equity value to be granted. The Company's philosophy is to pay an annualized market value for the executive's position, sized according to the performance level of the individual in the position. The Compensation Committee does, however, consider prior equity grants to executives in evaluating the overall design, timing and size of the long-term incentive equity program. In addition, in assessing the recruitment/retention risk for executives, the Compensation Committee considers the value of unvested equity awards.

Grant Date of Equity Awards

The effective date of the annual long-term incentive equity grant in 2016 was the stock market trading day of the February Board of Directors and Compensation Committee meetings which followed the release of our annual earnings. The grant price of any annual award is the closing price of our Common Stock on the day the award is granted. The Compensation Committee selected this timing so that the award value reflected our most recent full-year earnings information and outlook. The Compensation Committee also makes grants during the year, primarily in connection with hiring and promotions. Under our policy, off-cycle grants made in connection with hiring are generally effective on the date of hire or the 10th day of the month following the date of hire.

Health, Welfare and Pension Benefits

To attract and retain employees at all levels, we offer a subsidized health and welfare benefits program that includes medical, dental, life, accident, disability, vacation and severance benefits. Our subsidy for employee health benefits is graduated so that executives pay a higher contribution than more moderately paid employees.

The Company makes the 401(k) plan available to substantially all of our U.S.-based employees, including the Named Executive Officers. We also offer a Supplemental

401(k) Plan (the "Supplemental 401(k) Plan") to provide benefits above Code contribution limits. There is no Aetna matching contribution under the Supplemental 401(k) Plan. The Company's Pension Plan (the "Pension Plan") was frozen as of December 31, 2010, and the Company's Supplemental Pension Plan (the "Supplemental Pension Plan") was frozen in January 2007. Interest continues to accrue on outstanding pension cash balance accruals.

Employee Stock Purchase Plan

Our tax-qualified employee stock purchase plan is available to substantially all employees, including the Named Executive Officers. This program allows our employees to buy our Common Stock at a 5% discount to the market price on the purchase date (up to a maximum of $25,000 per year). We offer this program because we believe it is important for all employees to focus on increasing the value of our Common Stock and to have an opportunity to share in our success.

Other Compensation to the Named Executive Officers

The Company provides certain other compensation to the Named Executive Officers (see the All Other Compensation table in footnote 10 to the 2016 Summary Compensation Table on page 43). In the interest of security, with certain exceptions, the Company requires that the CEO use corporate aircraft for personal travel whenever use of the aircraft is not required for a business purpose. Other Named Executive Officers are also permitted to use corporate aircraft for personal travel at the discretion of the CEO. The Compensation Committee believes this practice is reasonable and appropriate given security concerns, efficiency of travel and the demands put on our Named Executive Officers' time. A financial planning reimbursement, not to exceed $10,000, is provided to Named Executive Officers to assure sound financial planning and tax compliance and to provide more time for the executive to focus on the needs of our business. The Company does not provide any tax gross-ups related to other compensation, including perquisites (other than in connection with relocation benefits provided in connection with an executive's relocation of residence on behalf of the Company).

Severance Following Termination of Employment

The narrative disclosure and tables beginning on page 51 outline the potential payments that would be made to the Named Executive Officers following their termination of employment under various scenarios. The difference in treatment among the Named Executive Officers is due to the dynamics of negotiation at the time the executive was hired (or promoted), the executive's position in the Company, market practices and Company policies in effect at the time of entry into an executive's agreement with the Company.

V. Governance Policies

> **Governance Highlights**
>
> The Company seeks to maintain best practice standards with respect to the oversight of executive compensation. The following policies and practices were in effect during 2016:
>
> ✔ Compensation Committee composed solely of independent Directors;
>
> ✔ use of an independent compensation consultant retained directly by the Compensation Committee who performs no consulting or other services for management of the Company;
>
> ✔ annual review and approval of our executive compensation strategy by the Compensation Committee, including a review of our compensation-related risk;
>
> ✔ robust stock ownership requirements for our executive officers and related stock retention policy;
>
> ✔ a policy prohibiting all employees, including the Named Executive Officers, from engaging in hedging transactions with respect to equity securities of the Company;
>
> ✔ a compensation "claw back" policy that permits the Company to recoup performance-based compensation if the Board determines that a senior executive has engaged in fraud or misconduct that has caused a material restatement of financial results;
>
> ✔ no tax gross-up benefits upon a change-in-control; and
>
> ✔ no tax gross-ups on perquisites and personal benefits, other than in connection with relocation benefits provided in connection with an executive's relocation of residence on behalf of the Company.

Many of these policies are described more fully below.

Independent Compensation Consultant

During 2016, the Compensation Committee engaged Meridian to provide independent compensation consulting services to the Compensation Committee. The role of the independent compensation consultant is to ensure that the Compensation Committee has objective information needed to make informed decisions in the best interests of shareholders based on compensation trends and practices in public companies. During the past year, the Compensation Committee requested Meridian to: (i) assist in the development of agendas and materials for Compensation Committee meetings; (ii) provide market data and alternatives to consider for making compensation decisions for the CEO and other executive officers; (iii) assist in the design of the Company's long-term compensation program; and (iv) keep the Compensation Committee and the Board abreast of changes in the executive compensation environment. Meridian also advised the Nominating Committee regarding Director compensation. In accordance with Compensation Committee policy, the Company does not engage its independent compensation consultant for any services other than in support of these two Committees. Meridian had no relationships with any member of the Compensation Committee or any executive officer of the Company. The Compensation Committee has the sole authority to determine the compensation for and to terminate the services of the independent compensation consultant. The Compensation Committee has reviewed the independence of the independent compensation consultant pursuant to applicable independence rules and determined that its engagement does not raise any conflicts of interest.

Role of the CEO and the Board of Directors in Determining Compensation

The CEO personally reviews and reports to the Compensation Committee on the performance of select senior executives (including all of the Named Executive Officers other than himself) and provides specific compensation recommendations to the Compensation Committee. The Compensation Committee considers this information in making compensation decisions for these executives, but the Compensation Committee does not delegate its decision-making authority to the CEO. The CEO also provides a self-evaluation to the Compensation Committee. The CEO does not, however, present a recommendation for his own compensation. Prior to making any decisions regarding CEO compensation, the Compensation Committee consults with the non-management Directors and receives input from its independent compensation consultant. After discussing proposed compensation decisions for the CEO with the non-management Directors, the Compensation Committee determines the CEO's compensation. The CEO is not present when his performance or compensation is evaluated and determined, unless invited by the Compensation Committee.

Compensation Committee Review of Tally Sheets

In setting executive officer compensation, the Compensation Committee reviews tally sheets prepared for each executive officer. The tally sheets provide information that is in addition to the information shown in the 2016 Summary Compensation Table. The tally sheets show not only current

year compensation, but also historical equity gains and the in-the-money value of outstanding equity awards (vested and unvested). The tally sheets also show amounts that would be paid under various termination of employment scenarios. While compensation decisions are based on competitive market pay data and individual performance, the Compensation Committee uses the tally sheets as a reference point and as a basis for comparing program participation across the executive group. During 2016, the information in the tally sheets was consistent with the Compensation Committee's expectations and, therefore, the tally sheets did not have a specific effect on individual compensation decisions.

Compensation Committee Review of Risk

Annually, as part of its compensation review process, the Compensation Committee requests the Company's chief enterprise risk officer to oversee a review of the Company's compensation policies for executives and other employees to determine whether those programs create risks that, individually or in the aggregate, are reasonably likely to have a material adverse effect on the Company. As part of this risk review process in 2016, the chief enterprise risk officer, assisted by human resources personnel, inventoried Company compensation programs and established a financial framework, consistent with other enterprise risk management protocols, to identify compensation policies or practices that could have a material adverse effect on the Company. This review included the structure and material features of each program, the behaviors the programs are intended to reward, as well as program features or Company policies that operate to mitigate risk. After conducting the review and assessing potential risks, the Company determined, and the Compensation Committee concurred, that the design of each incentive program contains sufficient design features, controls, limits and/or financial requirements so that the program does not create risks that are reasonably likely to have a material adverse effect on the Company.

Although a significant portion of the Company's executive compensation is performance-based, we do not believe that our programs encourage excessive or unnecessary risk-taking. Overall, our compensation mix, including the use of equity and other long-term incentives, is generally consistent with competitive market practice. While risk is a necessary part of growing a business, our executive compensation program attempts to mitigate risk and align the Company's compensation policies with the long-term interests of the Company. The Company does so by utilizing performance goals that are directly aligned with the Company's strategic plan, balancing annual and longer-term incentives, using multiple performance measures (including financial and non-financial measures) and applying program caps. Other risk mitigation features include the Company's executive stock ownership requirements and the Company's "claw back" policy both of which are described below.

Executive Stock Ownership Requirements

The CEO and other senior executives are subject to minimum stock ownership requirements. The ownership requirements are based on the executive's pay opportunity and position within the Company. The ownership levels (which include shares owned and vested stock units but not SARs, stock options or unvested PSUs) are as follows:

Stock Ownership as a Multiple of Base Salary

Position	Multiple of Salary
Chief Executive Officer	5x
President	4x
Other Named Executive Officers	3x
Other Executives	.5x to 3x

Executive officers who do not meet their individual ownership requirement at the time the equity vests or is exercised are required to retain 50% of the after-tax equity payout in shares of Common Stock until the executive officer's termination of employment with the Company. All NEOs are in compliance with the Company's stock ownership and/or retention policy.

Policy on Hedging or Pledging Company Stock

The Company's Code of Conduct prohibits all employees (including executives) and Directors from engaging in hedging strategies using puts, calls or other types of derivative securities based upon the value of our Common Stock. No Directors or Named Executive Officers entered into a pledge of Common Stock in 2016.

Company Claw Back/Recoupment Policy

Under the Company's recoupment policy, if the Board determines that a senior executive of the Company has engaged in fraud or intentional misconduct that has caused a material restatement of the Company's financial statements, the Board will review the performance-based compensation earned by that senior executive on the basis of the Company's performance during the periods materially affected by the restatement. If, in the Board's view, the performance-based compensation would have been lower if it had been based on the restated results, the Board may seek to recoup the portion of the performance-based compensation that would not have been awarded to that senior executive. This policy applies to the Company's executive officers as well as the Chief Accounting Officer and Head of Internal Audit. In addition, equity awards issued to employees include a provision that allows the Company to recoup gains if the employee violates covenants that prohibit terminated employees from soliciting our customers and employees, disclosing confidential information and providing services to certain competitors of the Company.

Internal Revenue Code Section 162(m)

Prior to 2013, Section 162(m) of the Code limited the tax deductibility of compensation in excess of $1 million paid to certain executive officers, unless the payments were made under plans that satisfy the technical requirements of the Code. It had been the Company's policy to maximize the tax-deductibility of payments as "performance-based compensation" under Section 162(m) to the extent practicable. As part of the federal health care reform legislation enacted in 2010, Section 162(m) was revised with respect to compensation paid by health insurance companies, including the Company. Starting in 2013, an annual deduction limit of $500,000 per person applies to the compensation we pay to any of our employees and certain service providers. The tax deduction limitation applies whether or not the compensation is performance-based or is provided pursuant to a shareholder-approved plan. As a result, the Company has suspended the application of the technical requirements needed to qualify compensation as performance-based under Section 162(m), although our annual bonus and other incentive programs continue to be performance-based.

VI. Compensation Comparison Group Companies

A consolidated Compensation Comparison Group was developed in 2016, combining our former health care and cross-industry comparison groups. Anticipated healthcare industry consolidation coupled with our expanding business footprint created the need to consolidate our former comparison groups into one group, the Compensation Comparison Group. The companies in the Compensation Comparison Group are listed below. The companies were selected from the FORTUNE 200 and are companies that we compete against for talent and capital, while maintaining diverse industry representation. The selected companies represent companies with revenues ranging from .5 to 2x our projected 2016 revenue. The pay information for the group was developed using market pay survey data purchased from third-party compensation vendors.

Compensation Comparison Group:[1]

American International Group, Inc.	Honeywell International Inc.	PepsiCo, Inc.
The Allstate Corporation	Humana Inc.	Pfizer Inc.
Anthem, Inc.	International Business Machines Corporation	The Procter & Gamble Company
Caterpillar Inc.	Intel Corporation	Target Corporation
Cigna Corporation	Johnson & Johnson	UnitedHealth Group Incorporated
The Coca-Cola Company	Lockheed Martin Corporation	United Parcel Service, Inc.
Comcast Corporation	Lowe's Companies, Inc.	United Technologies Corporation
CVS Health Corporation	MetLife, Inc.	The Walt Disney Company
HCA Holdings, Inc.		Wells Fargo & Company

(1) If pay data for a comparable position is not available from a company on this list, the company is not included in the Compensation Comparison Group for that position

Third-Party Compensation Surveys:

- Frederic W. Cook & Co., Inc. Long-Term Incentive Survey;
- Pearl Meyer Executive and Senior Management Total Compensation Survey;
- Mercer's Integrated Health Network Survey;
- Aon Hewitt Total Compensation Measurement Survey; and
- Radford Global Technology Survey.

EXECUTIVE COMPENSATION

The 2016 Summary Compensation Table summarizes the total compensation paid or earned for the fiscal year ended December 31, 2016 and applicable comparative data for 2015 and 2014 by our Chairman and Chief Executive Officer, any person who served as our Chief Financial Officer during 2016 and our three other most highly paid executive officers (collectively, the "NEOs" or "Named Executive Officers"). When setting compensation for each of the NEOs, the Compensation Committee reviews tally sheets which show the executive's current compensation, including equity and non-equity based compensation.

The cash ABP award amounts for 2016 are disclosed in the 2016 Summary Compensation Table as "Non-Equity Incentive Plan Compensation" and are not categorized as a "Bonus"

payment under SEC rules. The amounts listed under "Non-Equity Incentive Plan Compensation" were approved by the Compensation Committee in February 2017. The amount listed under "Bonus" was approved by the Compensation Committee and paid to Mr. Sabatino in recognition of his career move. Please refer to the 2016 Grants of Plan-Based Awards table and related footnotes beginning on page 44 for information about the number of RSUs, PSUs, and SARs, as applicable, awarded to each of the NEOs in the fiscal year ended December 31, 2016.

The Company has entered into employment arrangements with certain of the NEOs. Refer to "Agreements with Named Executive Officers" beginning on page 56 for a discussion of those employment arrangements.

2016 Summary Compensation Table

The following table shows the compensation provided by Aetna to each of the Named Executive Officers in 2016 and applicable comparative data for 2015 and 2014.

Name and Principal Position[1]	Year	Salary	Bonus	Stock Awards[2]	Option Awards	Non-Equity Incentive Plan Compensation[8]	Change in Pension Value and Nonqualified Deferred Compensation Earnings[9]	All Other Compensation[10]	Total
Mark T. Bertolini Chairman and Chief Executive Officer	2016	$1,141,762	$ 0	$6,510,109[3][4]	$8,693,798[6]	$1,656,000	$ 9,075	$651,562	$18,662,306
	2015	1,034,483	0	5,970,103	8,144,312	1,840,000	2,073	271,908	17,262,879
	2014	996,169	0	5,070,050	6,908,918	1,680,000	23,386	388,799	15,067,322
Shawn M. Guertin Executive Vice President, CFO and Chief Enterprise Risk Officer	2016	796,935	0	1,230,021[3]	2,851,587[6]	979,000	0	28,124	5,885,667
	2015	773,946	0	1,230,040	2,945,460	1,437,503	0	27,080	6,414,029
	2014	697,318	0	810,035	1,865,430	913,920	0	165,804	4,452,507
Gary W. Loveman, Ph.D. Executive Vice President, Consumer Health and Services	2016	796,935	0	1,200,020[3]	2,782,035[6]	1,057,000	0	568,411	6,404,401
	2015	137,990	0	4,200,104	3,324,828	319,550	0	23,242	8,005,714
Karen S. Lynch President	2016	919,483	0	1,530,026[3]	3,547,079[6]	1,229,000	0	101,938	7,327,526
	2015	919,828	0	1,500,063	3,541,015	1,728,000	0	69,882	7,758,788
	2014	672,414	0	825,065	1,899,972	776,250	0	68,924	4,242,625
Thomas J. Sabatino, Jr. Executive Vice President, General Counsel	2016	502,874	600,000	4,550,128[5]	3,765,090[7]	822,000	0	748,413	10,988,505

(1)   Principal position at December 31, 2016. Mr. Sabatino joined Aetna in April 2016. Mr. Loveman joined Aetna in October 2015.

(2) The amounts reported in this column represent the aggregate grant date fair value of the stock awards granted in the relevant year computed in accordance with FASB ASC Topic 718, excluding forfeiture estimates. Refer to pages 130-133 of Aetna's 2016 Annual Report on Form 10-K for all relevant valuation assumptions used to determine the grant date fair value of the stock awards included in this column. Amounts shown in this column for 2016 include the grant date fair value of PSUs and RSUs granted to the NEOs in 2016. The PSU grant date fair values are based upon the probable outcome of the performance conditions associated with these PSUs as of the grant date. Each vested PSU represents one share of Common Stock and will be paid in shares of Common Stock, net of taxes.

(3) The grant date fair value of the PSUs granted to these NEOs on February 19, 2016 assuming the highest level of performance conditions associated with these PSUs occurs is as follows: Mr. Bertolini $7,500,125; Mr. Guertin $2,460,041; Mr. Loveman $2,400,040; and Ms. Lynch $3,060,051. The PSUs granted on February 19, 2016 will vest, if at all, based on achievement of the three-year Compound Annual Growth Rate of adjusted operating earnings per share target set by the Compensation Committee at the time of the grant. The Compensation Committee will determine the Company's achievement of this performance goal following December 31, 2018. Vesting of the PSUs granted to these NEOs on February 19, 2016 will occur, if at all, on February 19, 2019, and is subject to continued employment of the applicable NEO on February 19, 2019.

(4) Includes $2,760,046 grant date fair value of RSUs granted to Mr. Bertolini in February 2016 as part of his 2016 ABP award.

(5) Includes sign-on PSUs, PSUs and RSUs granted to Mr. Sabatino on May 10, 2016. The grant date fair value of the sign-on PSUs and PSUs granted to Mr. Sabatino on May 10, 2016 assuming the highest level of performance conditions associated with these PSUs occurs is $2,000,074 and $2,200,112, respectively. The sign-on PSUs and PSUs granted on May 10, 2016 will vest, if at all, based on achievement of the three-year Compound Annual Growth Rate of adjusted operating earnings per share target set by the Compensation Committee at the time of the grant. The Compensation Committee will determine the Company's achievement of this performance goal following December 31, 2018. Vesting of the sign-on PSUs granted in May 2016 will occur, if at all, on May 10, 2019, and under certain circumstances is not subject to continued employment of Mr. Sabatino on May 10, 2019. Vesting of the PSUs granted on May 10, 2016 will occur, if at all, on May 10, 2019, and is subject to continued employment of Mr. Sabatino on May 10, 2019. The grant date fair value of the RSUs granted to Mr. Sabatino on May 10, 2016 is $2,500,035.

(6) Grant date fair value of the SARs granted to these NEOs on February 19, 2016. These SARs have an exercise price of $103.45 (the closing price of the Common Stock on February 19, 2016) and will vest in three substantially equal annual installments beginning on February 19, 2017. The SAR values are calculated using a modified Black-Scholes Model for pricing options. Refer to page 130 of Aetna's 2016 Annual Report on Form 10-K for all relevant valuation assumptions used to determine the grant date fair value of these SARs.

(7) Grant date fair value of the SARs granted to Mr. Sabatino on May 10, 2016. These SARs have an exercise price of $114.46 (the closing price of the Common Stock on May 10, 2016) and will vest in three equal annual installments beginning on May 10, 2017. The SAR value is calculated using a modified Black-Scholes Model for pricing options. The assumptions used to determine the grant date fair value of these SARs were:

Expected term (in years):	7.37
Volatility:	30.7%
Risk-free interest rate:	1.56%
Dividend yield:	0.90%
Initial price:	$114.46

(8) Amounts shown in this column represent cash bonus awards for the relevant calendar year under the ABP. For 2016, bonus pool funding under the ABP depended upon Aetna's performance against certain measures discussed under "Annual Performance-based Bonuses" beginning on page 35. Mr. Bertolini's 2016 ABP award was paid 40% ($1,656,000) in cash and 60% ($2,484,000) in RSUs with a grant date of February 17, 2017, that vest over three years (one-third per year). These RSUs will be included in the 2017 Grants of Plan-Based Awards Table in Aetna's 2018 Proxy Statement.

(9) Amounts in this column only reflect pension values and do not include earnings on deferred compensation amounts because such earnings are neither above-market nor preferential. Refer to the 2016 Nonqualified Deferred Compensation table and "Deferred Compensation Narrative" beginning on page 49 for a discussion of deferred compensation. The following table presents the change in present value of accumulated benefits under the Pension Plan and Supplemental Pension Plan from December 31, 2015 through December 31, 2016. See "Pension Plan Narrative" beginning on page 48 for a discussion of pension benefits and the economic assumptions behind the figures in this table.

Named Executive Officer	Pension Plan	Supplemental Pension Plan
Mr. Bertolini	$2,673	$6,402
Mr. Guertin**	0	0
Mr. Loveman**	0	0
Ms. Lynch**	0	0
Mr. Sabatino**	0	0

** Messrs. Guertin, Loveman and Sabatino and Ms. Lynch are not eligible to participate in the Pension Plan because they joined the Company after the Pension Plan was frozen on December 31, 2010. Messrs. Guertin, Loveman and Sabatino and Ms. Lynch are not eligible to participate in the Supplemental Pension Plan.

(10)   All Other Compensation consists of the following for 2016:

	Mr. Bertolini	Mr. Guertin	Mr. Loveman	Ms. Lynch	Mr. Sabatino
Personal Use of Corporate Aircraft[a]	$ 602,781	$ 0	$ 537,626	$ 55,453	$ 4,261
Personal Use of Corporate Vehicles[b]	18,206	0	0	21,111	0
Professional Organization/Club Dues[c]	3,671	1,220	750	0	700
Business Entertainment Event[d]	1,004	1,004	0	1,004	1,004
Relocation Expenses[e]	0	0	0	0	726,548
Financial Planning	10,000	10,000	14,135	8,470	0
Company Matching Contributions Under the 401(k) Plan[f]	15,900	15,900	15,900	15,900	15,900
TOTAL	**$651,562**	**$28,124**	**$568,411**	**$101,938**	**$748,413**

(a)   The calculation of incremental cost for personal use of Company aircraft includes only those variable costs incurred as a result of personal use, such as fuel and allocated maintenance costs, and excludes non-variable costs which the Company would have incurred regardless of whether there was any personal use of the aircraft.

(b)   Represents the aggregate incremental cost to the Company of personal use of a Company driver and vehicle.

(c)   Represents annual membership dues to professional and business organizations.

(d)   Represents costs associated with attendance at offsite event with a guest.

(e)   Represents reimbursement of certain of Mr. Sabatino's relocation expenses, including $313,750 of broker commissions, $232,012 for carrying costs, $130,305 of moving costs, as well as temporary living expenses, tax assistance, closing costs on sale of a home, executive support, miscellaneous expenses and allowances, and interest.

(f)   Represents actual match received under the 401(k) Plan attributable to the 2016 plan year.

2016 Grants of Plan-Based Awards

The following table sets forth information concerning plan-based equity and non-equity awards granted by Aetna during 2016 to the Named Executive Officers.

Name	Grant Date	Approval Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[9]			Estimated Future Payouts Under Equity Incentive Plan Awards[11]			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Stock Awards: Number of Securities Underlying Options[13]	Exercise or Base Price of Option Awards ($)[14]	Grant Date Fair Value of Stock and Option Awards ($)[15]
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)[12]	Target (#)	Maximum (#)				
Mark T. Bertolini	2/19/2016[1]	2/18/2016	—	—	—	9,063	36,250	72,500				3,750,063
	2/19/2016[2]	2/18/2016	—	—	—	—	—	—		253,242	$103.45	8,693,798
	2/19/2016[3]	2/18/2016	—	—	—	—	—	—	26,680			2,760,046
			0	1,440,000[10]	3,000,000							
Shawn M. Guertin	2/19/2016[1]	2/18/2016	—	—	—	2,973	11,890	23,780				1,230,021
	2/19/2016[2]	2/18/2016	—	—	—	—	—	—		83,064	$103.45	2,851,587
			0	880,000	3,000,000							
Gary W. Loveman, Ph.D.	2/19/2016[1]	2/18/2016	—	—	—	2,900	11,600	23,200				1,200,020
	2/19/2016[2]	2/18/2016	—	—	—	—	—	—		81,038	$103.45	2,782,035
			0	880,000	3,000,000							
Karen S. Lynch	2/19/2016[1]	2/18/2016	—	—	—	3,698	14,790	29,580				1,530,026
	2/19/2016[2]	2/18/2016	—	—	—	—	—	—		103,323	$103.45	3,547,079
			0	1,108,350	3,000,000							
Thomas J. Sabatino, Jr.	5/10/2016[4]	3/30/2016	—	—	—	2,185	8,737	17,474				1,000,037
	5/10/2016[5]	3/30/2016	—	—	—	2,294	9,174	18,348				1,050,056
	5/10/2016[6]	3/30/2016	—	—	—					39,237	$114.46	1,429,796
	5/10/2016[7]	3/30/2016	—	—	—	—	—	—		64,086	$114.46	2,335,294
	5/10/2016[8]	3/30/2016	—	—	—	—	—	—	21,842			2,500,035
			0	750,000	3,000,000							

(1) Represents PSUs granted under the Amended Aetna Inc. 2010 Stock Incentive Plan (the "2010 Stock Plan") in the respective amounts listed. The Compensation Committee approved the grant of these PSUs at a meeting on February 18, 2016, with an effective grant date of February 19, 2016. The PSUs do not earn dividend equivalents and have no voting rights. See the discussion of long-term incentive equity awards in "Long-term Incentive Equity Awards (SARs and PSUs)" on page 36 for a discussion of the vesting of these awards based on the Compensation Committee's determination that the Company has attained the applicable performance metrics. Refer to footnote 3 on page 42 for a discussion of how the number of vested PSUs will be determined.

(2) Represents SARs granted under the 2010 Stock Plan in the respective amounts listed. The Compensation Committee approved the grant of these SARs at a meeting on February 18, 2016, with an effective grant date of February 19, 2016. These SARs vest in three substantially equal annual installments beginning on February 19, 2017.

(3) Represents 60% of Mr. Bertolini's 2015 ABP award which was awarded in RSUs awarded under the 2010 Stock Plan with a grant date of February 19, 2016 that vest in three substantially equal annual installments beginning on February 19, 2017.

(4) Represents sign-on PSUs granted under the 2010 Stock Plan. The Compensation Committee approved the grant of these PSUs at a meeting on March 30, 2016, with an effective grant date of May 10, 2016. The PSUs do not earn dividend equivalents and have no voting rights. See the discussion of long-term incentive equity awards in "Long-term Incentive Equity Awards (SARs and PSUs)" on page 36 for a discussion of the vesting of these awards based on the Compensation Committee's determination that the Company has attained the applicable performance metrics. Refer to footnote 5 on page 42 for a discussion of how the number of vested sign-on PSUs will be determined.

(5) Represents PSUs granted under the 2010 Stock Plan. The Compensation Committee approved the grant of these PSUs at a meeting on March 30, 2016, with an effective grant date of May 10, 2016. The PSUs do not earn dividend equivalents and have no voting rights. See the discussion of long-term incentive equity awards in "Long-term Incentive Equity Awards (SARs and PSUs)" on page 34 for a discussion of the vesting of these awards based on the Compensation Committee's determination that the Company has attained the applicable performance metrics. Refer to footnote 5 on page 42 for a discussion of how the number of vested PSUs will be determined.

(6)   Represents sign-on SARs granted under the 2010 Stock Plan. The Compensation Committee approved the grant of these SARs at a meeting on March 30, 2016, with an effective grant date of May 10, 2016. These SARs vest in three equal annual installments beginning on May 10, 2017.

(7)   Represents SARs granted under the 2010 Stock Plan. The Compensation Committee approved the grant of these SARs at a meeting on March 30, 2016, with an effective grant date of May 10, 2016. These SARs vest in three equal annual installments beginning on May 10, 2017.

(8)   Represents RSUs granted under the 2010 Stock Plan. The Compensation Committee approved the grant of these RSUs at a meeting on March 30, 2016, with an effective grant date of May 10, 2016. These RSUs vest in three substantially equal annual installments beginning on May 10, 2017.

(9)   Represents the range of possible cash bonus amounts available for 2016 under the ABP. See "Annual Performance-based Bonuses" beginning on page 35 for a discussion of bonus metrics and payouts.

(10)   Mr. Bertolini's 2016 annual bonus opportunity at target was set at 300% of his base salary. Mr. Bertolini's 2016 ABP award was paid 40% ($1,656,000) in cash and 60% ($2,484,000) in RSUs with a grant date of February 17, 2017 that vest in three equal annual installments beginning on February 17, 2018.

(11)   Each vested PSU represents one share of Common Stock and will be paid in shares of Common Stock, net of taxes, as a result of a determination by the Compensation Committee.

(12)   Results that do not meet the threshold performance level will result in zero vesting and forfeiture of the award.

(13)   Each SAR represents a stock appreciation right and will be settled in shares of Common Stock, net of taxes, when exercised.

(14)   The exercise price of each SAR is equal to the closing price of the Common Stock on the applicable grant date.

(15)   Refer to pages 130-133 of Aetna's 2016 Annual Report on Form 10-K and footnote 7 to the 2016 Summary Compensation Table for all relevant valuation assumptions.

Outstanding Equity Awards at 2016 Fiscal Year-End

The following table sets forth information concerning outstanding SARs, RSUs and PSUs as of December 31, 2016 held by the Named Executive Officers. The Compensation Committee determined that the PSUs granted in 2014 met the performance goal set at the time of grant at maximum performance (200% of target). Vesting of the PSUs granted in 2014 is subject to the continued employment of the applicable NEO through the vesting date. Unearned PSUs granted in 2015 and 2016 are shown at maximum performance (200% of target).

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercisable Options (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)[1]	Market Value of Shares or Units of Stock That Have Not Vested ($)[7]	Number of Unearned Units of Shares or Units of Stock (#)[8]	Market Value of Unearned Units of Shares or Units of Stock($)[7]
Mark T. Bertolini	148,138			42.57	2/08/2017	135,979[2]	16,862,756	141,158[9][11]	17,505,004
	308,642			48.65	7/26/2017				
	197,897			50.70	2/07/2018				
	299,751			32.11	2/12/2019				
	500,000			64.25	8/04/2023				
	203,084	101,542		72.26	3/2/2024				
	84,494	168,986		100.50	3/1/2025				
		253,242		103.45	2/18/2026				
Shawn M. Guertin	14,833	27,417		72.26	3/2/2024	22,420[3]	2,780,304	47,768[10][11]	5,923,710
	25,716	51,430		100.50	3/1/2025				
	3,805	7,610		116.44	9/23/2025				
		83,064		103.45	2/18/2026				
Gary W. Loveman, Ph.D.	27,399	54,797		107.80	10/25/2025	27,830[4]	3,451,198	45,464[11][12]	5,637,991
		81,038		103.45	2/18/2026				
Karen S. Lynch	55,849	27,924		72.26	3/2/2024	22,836[5]	2,831,892	59,432[9][11]	7,370,162
	36,737	73,472		100.50	3/1/2025				
		103,323		103.45	2/18/2026				
Thomas J. Sabatino, Jr.		39,237		$114.46	5/9/2026	21,842[6]	2,708,626	35,822[13]	4,442,286
		64,086		$114.46	5/9/2026				

(1) Each vested RSU and PSU represents one share of Common Stock and will be paid in shares of Common Stock, net of taxes.

(2) Consists of 9,549 RSUs that vest in one installment on March 3, 2017; 16,716 RSUs that vest in two equal annual installments beginning on March 2, 2017; 26,680 RSUs that vest in three substantially equal annual installments beginning on February 19, 2017; and 41,517 PSUs granted on March 3, 2014 that will vest on March 3, 2017.

(3) Consists of 11,210 PSUs granted on March 3, 2014 that will vest on March 3, 2017.

(4) Consists of 27,830 RSUs that vest in one installment on October 26, 2018.

(5) Consists of 11,418 PSUs granted on March 3, 2014 that will vest on March 3, 2017.

(6) Consists of 21,842 RSUs that vest in one installment on May 10, 2018.

(7) Market value calculated using the December 31, 2016 closing price of the Common Stock of $124.01.

(8) Refer to footnotes 3 and 5 on page 42 for a description of how the number of vested PSUs will be determined for PSUs granted in 2016. Each vested PSU represents one share of Common Stock and will be paid in shares of Common Stock, net of taxes.

(9) Consists of PSUs granted on March 2, 2015 that may vest on March 2, 2018, based on achievement of the three-year cumulative adjusted operating earnings per share and cumulative adjusted revenue targets set by the Compensation Committee at the time of the grant. The number of PSUs granted is as follows: Mr. Bertolini: 34,329; and Ms. Lynch 14,926.

(10) Consists of 10,448 PSUs granted on March 2, 2015 that may vest on March 2, 2018 and 1,546 PSUs granted on September 24, 2015 that may vest on September 24, 2018, in each case based on achievement of the three-year cumulative adjusted operating earnings per share and cumulative adjusted revenue targets set by the Compensation Committee at the time of the grant.

(11) Consists of PSUs granted on February 19, 2016 that may vest on February 19, 2019, based on achievement of the three-year compound annual growth rate of adjusted operating earnings per share target set by the Compensation Committee at the time of the grant. The number of PSUs granted is as follows: Mr. Bertolini: 36,250; Mr. Guertin: 11,890; Mr. Loveman: 11,600; and Ms. Lynch: 14,790.

(12) Consists of 11,132 PSUs granted on October 26, 2015 that may vest on October 26, 2018 based on achievement of the three-year cumulative adjusted operating earnings per share and cumulative adjusted revenue targets set by the Compensation Committee at the time of the grant.

(13) Consists of 8,737 sign-on PSUs and 9,174 PSUs, each granted on May 10, 2016 that may vest on May 10, 2019 based on achievement of the three-year compound annual growth rate of adjusted operating earnings per share target set by the Compensation Committee at the time of the grant.

2016 Option Exercises and Stock Vested

The following table sets forth information concerning the gross number of SARs exercised and RSUs and PSUs vested during 2016 for the Named Executive Officers.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized On Vesting[6] ($)
Mark T. Bertolini	106,570[1]	7,877,654	295,695[3]	30,340,834
Shawn M. Guertin	40,000[2]	1,915,600	42,632[4]	4,406,870
Gary W. Loveman, Ph.D.	0	0	0	0
Karen S. Lynch	0	0	40,500[5]	4,186,485
Thomas J. Sabatino, Jr.	0	0	0	0

(1) Consists of 106,570 shares acquired upon the exercise of SARs granted June 30, 2006.

(2) Consists of 40,000 shares acquired upon the exercise of SARs granted March 3, 2014.

(3) Consists of 193,971 shares acquired upon the vesting of MSUs granted February 1, 2013; 74,608 shares acquired upon the vesting of PSUs granted August 5, 2013; 9,208 shares acquired upon the vesting of RSUs granted February 1, 2013; 9,549 shares acquired upon the vesting of RSUs granted March 3, 2014; and 8,359 shares acquired upon the vesting of RSUs granted March 2, 2015.

(4) Consists of 42,632 shares acquired upon the vesting of MSUs granted February 1, 2013.

(5) Consists of 40,500 shares acquired upon the vesting of MSUs granted February 1, 2013.

(6) Calculated by multiplying the number of shares of Common Stock acquired on vesting by the closing price of the Common Stock on the vesting date or the first business day after the vesting date when the vesting date is not a business day.

2016 Pension Benefits

The following table sets forth information concerning the present value of the Named Executive Officers' respective accumulated benefits under the Pension Plan and Supplemental Pension Plan. The present value shown below was determined for each participant based on their accrued benefit as of December 31, 2016, and the discount rates that Aetna used for its 2016 year-end pension disclosures and assumes continued employment to age 65 for Mr. Bertolini. Pursuant to SEC rules, the valuations shown below do not take into account any assumed future pay increases. Messrs. Guertin, Loveman and Sabatino and Ms. Lynch are not eligible to participate in the Pension Plan because they joined the Company after the Pension Plan was frozen on December 31, 2010. Messrs. Guertin, Loveman and Sabatino and Ms. Lynch are not eligible to participate in the Supplemental Pension Plan. No NEO received any payment from the Pension Plan or the Supplemental Pension Plan during 2016.

Name	Plan Name[1]	Number of Years Credited Service	Present Value of Accumulated Benefit[2]
Mark T. Bertolini	Pension Plan	11.08	$145,467
	Supplemental Pension Plan	7.08	234,590
Shawn M. Guertin	Pension Plan	0	0
	Supplemental Pension Plan	0	0
Gary W. Loveman, Ph.D.	Pension Plan	0	0
	Supplemental Pension Plan	0	0
Karen S. Lynch	Pension Plan	0	0
	Supplemental Pension Plan	0	0
Thomas J. Sabatino, Jr.	Pension Plan	0	0
	Supplemental Pension Plan	0	0

(1)   As of January 1, 2007, the Supplemental Pension Plan is no longer used to accrue benefits that exceed the Code limits, but interest continues to accrue on the outstanding cash balance accruals. In addition, the Supplemental Pension Plan may continue to be used to credit benefits for special pension agreements. Refer to "Pension Plan Narrative" below.

(2)   Refer to pages 122-128 of Aetna's 2016 Annual Report on Form 10-K for a discussion of the valuation methods used to calculate the amounts in this column. In calculating the present value of the accumulated benefit under the Pension Plan and the Supplemental Pension Plan, the following economic assumptions were used:

	Pension Plan	Supplemental Pension Plan
Discount Rate	4.23%	3.97%
Future Cash Balance Interest Rate	2.50%	2.50%
5-Year Average Cost of Living Adjustment	2.30%	2.30%

Pension Plan Narrative

Prior to January 1, 2011, the Company provided the Pension Plan, a non-contributory, defined benefit pension plan, for most of its employees. In 1999, the Pension Plan was amended to convert the Pension Plan's final average pay benefit formula to a cash balance design. Under this design, the pension benefit is expressed as a cash balance account. Each year through December 31, 2010, a participant's cash balance account was credited with (i) a pension credit based on the participant's age, years of service and eligible pay for that year, and (ii) an interest credit based on the participant's account balance as of the beginning of the year and an interest rate that equals the average 30-year U.S. Treasury bond rate for October of the prior calendar year. For 2016, the interest rate was 2.89%. For purposes of the Pension Plan, eligible pay was generally base pay and certain other forms of cash compensation, including annual performance bonuses, but excluding long-term incentive compensation and proceeds from stock option and SAR exercises and other equity grants. The maximum eligible pay under the Pension Plan was set annually by the Internal Revenue Service.

Effective December 31, 2010, the Pension Plan was frozen. No further pension service credits will be earned after that date. However, participants' cash balance accounts will continue to be credited with the interest credit. Under the Pension Plan, benefits are paid over the lifetime of the employee (or the joint lives of the employee and his or her beneficiary) except that the employee may elect to take up to 100% of his or her benefits in a lump sum payment following termination of employment.

The Code limits the maximum annual benefit that may be accrued under and paid from a tax-qualified plan such as the Pension Plan. As a result, Aetna established the

Supplemental Pension Plan, an unfunded, non-tax qualified supplemental pension plan that provides benefits (included in the amounts listed in the 2016 Pension Benefits table above on page 48), that exceed the Code limit. Supplemental Pension Plan benefits are paid out in five equal annual installments commencing six months following termination of employment. As of January 1, 2007, the Supplemental Pension Plan is no longer used to accrue benefits that exceed the Code limits, but interest continues to accrue on the outstanding cash balance accruals.

2016 Nonqualified Deferred Compensation

The following table sets forth information concerning compensation deferrals during 2016 by the Named Executive Officers. No NEO received any withdrawal or distribution from a deferred compensation account during 2016.

Name	Executive Contributions in Last FY[1] ($)	Aggregate Earnings in Last FY[2] ($)	Aggregate Balance at Last FY[2] ($)
Mark T. Bertolini	7,113,757	1,983,515	9,337,704
Shawn M. Guertin	0	0	0
Gary W. Loveman, Ph.D.	76,628	651	77,279
Karen S. Lynch	91,948	5,529	328,247
Thomas J. Sabatino, Jr.	0	0	0

(1)　The following table provides additional information about the contributions that the NEOs made to their nonqualified deferred compensation accounts during 2016. Except as set forth in footnote (a) to the table below, the contributions during 2016 came from the base salary and/or annual bonus that are reported for the NEO in the "Salary" and "Non-Equity Incentive Plan Compensation" columns of the 2016 Summary Compensation Table on page 41. All amounts contributed by a NEO and by the Company in prior years have been reported in the Summary Compensation Tables in Aetna's previously filed proxy statements in the year earned to the extent such person was a named executive officer for purposes of the SEC's executive compensation disclosure.

Name	2016 Contributions into Stock Unit Account ($)	2016 Cash Contributions into Supplemental 401(k) Plan ($)	Total 2016 Contributions ($)
Mark T. Bertolini	7,113,757[a]	0	7,113,757
Shawn M. Guertin	0	0	0
Gary W. Loveman, Ph.D.	0	76,628	76,628
Karen S. Lynch	0	91,948	91,948
Thomas J. Sabatino, Jr.	0	0	0

(a)　On January 28, 2016, the Compensation Committee determined that the special retention PSU granted to Mr. Bertolini on August 5, 2013 vested below the target level (74.6%) based on Company performance against the stretch three-year pre-tax operating income goal (excluding net investment income) set by the Compensation Committee at the time of the grant. Under the terms of the award, the special retention PSU payout was deferred to an unfunded deferred stock unit account, which is payable to Mr. Bertolini six months following his termination of employment.

(2)   The following table details the aggregate earnings on nonqualified deferred compensation accrued to each NEO during 2016. During 2016, no NEO had any balance in a deferred compensation interest account.

Name	Appreciation (Depreciation) On Stock Unit Account ($)	Dividend Equivalents on Stock Unit Account ($)	Interest on Supplemental 401(k) Plan ($)	Total ($)
Mark T. Bertolini	1,924,340	54,126	5,049	1,983,515
Shawn M. Guertin	0		0	0
Gary W. Loveman, Ph.D.	0		651	651
Karen S. Lynch	0		5,529	5,529
Thomas J. Sabatino, Jr.	0		0	0

(3)   The aggregate nonqualified deferred compensation account balances of each NEO at December 31, 2016 consist only of the following:

Name	Stock Unit Account ($)	Supplemental 401(k) Plan Account ($)	Total ($)
Mark T. Bertolini	9,092,223	245,481	9,337,704
Shawn M. Guertin	0	0	0
Gary W. Loveman, Ph.D.	0	77,279	77,279
Karen S. Lynch	0	328,247	328,247
Thomas J. Sabatino, Jr.	0	0	0

Deferred Compensation Narrative

The "Salary" and "Non-Equity Incentive Plan Compensation" columns in the 2016 Summary Compensation Table include cash compensation that was deferred by the Named Executive Officers during 2016. The Company permits executives to defer up to 40% of eligible pay (which includes base salary and annual bonus) into the 401(k) Plan (subject to deferral limits established by the Code — in 2016, $18,000 ($24,000 for individuals age 50 and older)). The 401(k) Plan, which is available to all eligible employees of the Company, is a funded arrangement that provides twenty investment options, as well as a self-directed brokerage option. Aetna matches 100% of the amount deferred by employees, including the NEOs, under the 401(k) Plan up to 6% of eligible pay. Under the 401(k) Plan, benefits are paid to the employee (including NEOs) after termination of employment on the date selected by the employee.

Aetna established the Supplemental 401(k) Plan to provide the deferral that would have been credited to the 401(k) Plan but for limits imposed by the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and the Code. The Supplemental 401(k) Plan allows eligible employees, including the NEOs, to defer up to an additional 10% of base salary. Aetna does not match employees' contributions to the Supplemental 401(k) Plan. The Supplemental 401(k) Plan is an unfunded plan that credits interest at a fixed rate pursuant to a formula equal to the rate of interest paid from time to time under the fixed interest rate fund option of the 401(k) Plan. The 401(k) Plan interest rate is set quarterly to better align the credited rates with the underlying fixed income investment earning rates achieved in the fund. In 2016, this fixed interest rate was 2.05% from January to March, 2.10% from April to June, 2.10% from July to September and 2.15% from October to December. In 2017, this fixed interest rate is 2.00% from January to March. Under the Supplemental 401(k) Plan, benefits are paid to the executive on the later of six months or January 1 following termination of employment.

The Company also permits executives to defer up to 100% of their annual bonus. The deferral arrangement for annual bonuses is also unfunded and permits investment in either an interest account or a stock unit account. The interest account credits interest at the same rate as the Supplemental 401(k) Plan. The stock unit account tracks the value of the Common Stock. The stock unit account earns dividend equivalents, paid in the manner of the individual's selection. This arrangement pays out on a date selected by the executive at the time of deferral. The Compensation Committee may also require or permit other compensation to be deferred.

Potential Post-Employment Payments

Regardless of the manner in which a Named Executive Officer's employment terminates, he or she is entitled to receive certain amounts earned during his or her term of employment, including the following: (a) accrued salary; (b) deferred compensation amounts; (c) amounts accrued and vested through the 401(k) Plan and Supplemental 401(k) Plan; and (d) amounts accrued and vested through the Pension Plan and Supplemental Pension Plan. In addition, except as provided in the tables below, each NEO is eligible to receive vested equity awards upon a termination of employment for any reason (other than for cause). Equity awards (other than PSUs) continue to vest for all employees during any period of severance or salary continuation. The actual amounts paid to any NEO can only be determined at the time of the executive's separation from the Company. Section 409A of the Code may require the Company to delay the payment of certain payments for six months following termination of employment. Refer to the 2016 Nonqualified Deferred Compensation table and "Deferred Compensation Narrative" beginning on page 49 for a discussion of the deferred compensation plan, 401(k) Plan and Supplemental 401(k) Plan. Refer to the 2016 Pension Benefits table and "Pension Plan Narrative" beginning on page 48 for a discussion of the Pension Plan and Supplemental Pension Plan. Refer to the Outstanding Equity Awards at 2016 Fiscal Year-End table beginning on page 46 for a discussion of outstanding equity awards at December 31, 2016.

Unless otherwise indicated, each of the tables for the NEOs below assumes a termination of employment (or change in control and termination of employment without Cause and/or for Good Reason, as defined below, as applicable) as of December 31, 2016, and assumes a Common Stock price of $124.01 per share (the closing price of the Common Stock on December 31, 2016) and, for illustrative purposes, an immediate sale of equity awards upon termination of employment at $124.01 per share. Change in control severance benefits (base salary and bonus payments, if any) to each NEO are paid pursuant to a "double-trigger," which means that to receive such benefits employment must terminate both: (1) as a result of a qualifying termination of employment, and (2) after a change in control as detailed in the agreements described below and under "Agreements with Named Executive Officers" beginning on page 56. Unless otherwise indicated, the amounts set forth in the tables that follow under "PSUs" were calculated based upon the Compensation Committee's determination that the Company achieved maximum performance of 200% of target for PSUs granted in 2014. For "Termination after Change-in-Control," PSUs granted in 2014 are assumed to vest at actual performance. The PSUs granted in 2015 and 2016 are assumed to vest at target performance both in the case of a change in control and in the case of certain qualified terminations (pro-rated for the number of months employed during the vesting period). The performance metric for the 2015 PSUs is cumulative adjusted operating EPS and cumulative revenue from January 1, 2015 through December 31, 2017. If performance were calculated at December 31, 2016, these PSUs would perform below target. Actual performance of and payouts of the 2015 PSUs may change significantly by December 31, 2017. The performance metric for the 2016 PSUs is a three-year compound annual growth rate of adjusted operating earnings per share target from January 1, 2016 through December 31, 2018. If performance were calculated at December 31, 2016, these PSUs would perform below target. Actual performance of and payouts of the 2016 PSUs may change significantly by December 31, 2018. Refer to footnotes 3 and 5 to the 2016 Summary Compensation Table for information on the grant date fair value of the PSUs granted in 2016 at maximum performance.

The NEOs' equity award agreements define "Change in Control" as the occurrence of any of the following events: (a) a person or group acquires 20% or more of the combined voting power of the Company's then outstanding securities; (b) during any period of 24 consecutive months, the individuals who, at the beginning of such period, constitute the Board cease for any reason (other than death) to constitute a majority of the Board, unless any such new Director was elected, recommended or approved by at least two-thirds of the other Directors then in office; or (c) a transaction requiring shareholder approval for the acquisition of the Company by an entity other than the Company or a subsidiary of the Company through the purchase of assets, or by merger, or otherwise.

As of December 31, 2016, Mr. Bertolini was considered retirement eligible for purposes of equity vesting. Under her employment agreement, Ms. Lynch is considered retirement eligible for purposes of the vesting provisions of her equity awards upon certain terminations of her employment.

Mark T. Bertolini

The following table reflects additional payments that would be made to Mr. Bertolini upon termination of his employment on December 31, 2016, under various scenarios. Mr. Bertolini's employment agreement defines "Cause" as the occurrence of one or more of the following: (a) a willful and continued failure to attempt in good faith to perform duties, which failure is not remedied within fifteen business days following written notice of such failure; (b) material gross negligence or willful malfeasance in performance of duties; (c) with respect to the Company, commission of an act constituting fraud, embezzlement or any other act constituting a felony; or (d) commission of any act constituting a felony which has or is likely to have a material adverse economic or reputational impact on the Company. Mr. Bertolini's employment agreement defines "Good Reason" as the occurrence of one or more of the following without Mr. Bertolini's consent: (a) a reduction by the Company of base salary or target cash bonus opportunity (except in the event of a ratable reduction prior to a change in control affecting all senior officers of the Company); (b) within 24 months following a change of control, a reduction in the level of the long-term incentive plan opportunity from that afforded him immediately prior to the change in control; (c) any failure of a successor of the Company to assume and agree to perform the Company's entire obligations under the employment agreement; (d) reporting to any person other than the Company's Board of Directors; (e) any action or inaction by the Company that constitutes a material breach of the employment agreement; (f) removal of Mr. Bertolini as President, Chief Executive Officer or Director; or (g) the appointment of any person to the position of executive Chairman. Mr. Bertolini's employment agreement contains a change in control cutback policy which, under certain circumstances, would reduce the amount due to Mr. Bertolini following a change in control to an amount that maximizes the net after tax amount retained by him to the extent permitted under Section 409A of the Code.

Payment Type	Retirement or Voluntary Termination by Mr. Bertolini	Termination by Aetna without Cause or by Mr. Bertolini for Good Reason	Termination after Change-in-Control	Termination by Aetna for Cause	Death or Disability
Base Salary	$ 0	$ 2,400,000[1]	$ 2,400,000[1]	$0	$ 0
Bonus	0	4,320,000[1]	4,320,000[1]	0	0
Long-term Incentive					
RSUs	2,584,740[2]	6,381,927[5]	6,565,709[8]	0[9]	6,565,709[10]
PSUs	13,171,226[3]	18,799,916[6]	19,049,548[8]	0[9]	19,049,548[11]
SARs	8,976,781[4]	14,434,315[7]	14,434,315[8]	0[9]	14,434,315[12]
TOTAL	$24,732,747	$46,336,158	$46,769,572	$0	$40,049,572

(1) Represents 24 months of cash compensation (calculated as annual base salary and target cash bonus opportunity) plus a pro rata portion of Mr. Bertolini's target cash bonus opportunity for the year in which termination of employment occurs. Amounts would be paid bi-weekly during the severance period.

(2) Represents pro-rated vesting of RSU grants awarded March 3, 2014, March 2, 2015 and February 19, 2016.

(3) Represents pro-rated vesting of PSU grants awarded March 3, 2014, March 2, 2015 and February 19, 2016. Actual payment would occur following March 3, 2017, March 2, 2018 and February 19, 2019, respectively, in shares of Common Stock, net of taxes. The PSU grant awarded March 3, 2014 performed at 200% of target. The PSU grants awarded March 2, 2015 and February 19, 2016 are assumed to perform at target. Actual payouts may differ from target.

(4) Represents full accelerated vesting of a SAR grant awarded March 3, 2014 and partial accelerated vesting of SAR grants awarded March 2, 2015 and February 19, 2016. These SARs have an exercise price of $72.26, $100.50 and $103.45, respectively, the closing price of the Common Stock on the applicable grant date.

(5) Represents full vesting of RSU grants awarded March 3, 2014 and March 2, 2015 and pro-rated vesting of RSU grant awarded February 19, 2016.

(6) Represents full vesting of PSU grants awarded March 3, 2014 and March 2, 2015 and pro-rated vesting of PSU grant awarded February 19, 2016. Actual payment would occur following March 3, 2017, March 2, 2018 and February 19, 2019, respectively, in shares of Common Stock, net of taxes. The PSU grant awarded March 3, 2014 performed at 200% of target. The PSU grants awarded March 2, 2015 and February 19, 2016 are assumed to perform at target. Actual payouts may differ from target.

(7) Represents full vesting of SAR grants awarded March 3, 2014, March 2, 2015 and February 19, 2016.

(8) Represents full accelerated vesting of all outstanding unvested equity awards. PSUs would vest at the greater of target or actual Company performance as of the date of the Change in Control (as defined in Mr. Bertolini's equity award agreements).

(9) Unvested RSUs, PSUs and SARs are subject to forfeiture if there is a termination by Aetna for Cause (as defined in Mr. Bertolini's employment agreement).

(10) Represents full accelerated vesting of RSU grants awarded March 3, 2014, March 2, 2015 and February 19, 2016.

(11) Represents full vesting of PSU grants awarded March 3, 2014, March 2, 2015 and February 19, 2016. Actual payment would occur following March 3, 2017, March 2, 2018 and February 19, 2019, respectively, in shares of Common Stock, net of taxes. The PSU grant awarded March 3, 2014 performed at 200% of target. The PSU grants awarded March 2, 2015 and February 19, 2016 are assumed to perform at target. Actual payouts may differ from target.

(12) Represents full accelerated vesting of SAR grants awarded March 3, 2014, March 2, 2015 and February 19, 2016.

Shawn M. Guertin

The following table reflects additional payments that would be made to Mr. Guertin upon termination of his employment on December 31, 2016, under various scenarios.

Payment Type	Retirement or Voluntary Termination by Mr. Guertin	Termination by Aetna without Cause	Termination after Change-in-Control	Termination by Aetna for Cause	Death or Disability
Base Salary	$0	$ 800,000[2]	$ 800,000[2]	$0	$ 0
Bonus	0	0	0	0	0
Long-term Incentive					
PSUs	0[1]	3,794,086[3]	5,742,159[5]	0[1]	3,794,086[3]
SARs	0[1]	2,621,459[4]	4,393,353[5]	0[1]	4,393,353[6]
TOTAL	**$0**	**$7,215,545**	**$10,935,512**	**$0**	**$8,187,439**

(1)   Unvested PSUs and SARs are subject to forfeiture if Mr. Guertin retires or terminates voluntarily or if there is a termination by Aetna for cause.

(2)   Represents 52 weeks of base salary continuation. Amounts would be paid bi-weekly during the severance period.

(3)   Represents pro-rated vesting of PSU grants awarded March 3, 2014, March 2, 2015, September 24, 2015 and February 19, 2016. Actual payment would occur following March 3, 2017, March 2, 2018, September 24, 2018 and February 19, 2019, respectively, in shares of Common Stock, net of taxes. The PSU grant awarded March 3, 2014 performed at 200% of target. The PSU grants awarded March 2, 2015, September 24, 2015 and February 19, 2016 are assumed to perform at target. Actual payouts may differ from target.

(4)   Represents full vesting of SAR grant awarded March 3, 2014 and partial vesting of SAR grants awarded March 2, 2015, September 24, 2015 and February 19, 2016. These SARs have an exercise price of $72.26, $100.50, $116.44 and $103.45, respectively, the closing price of the Common Stock on the applicable grant date.

(5)   Represents full accelerated vesting of all outstanding unvested equity awards. PSUs would vest at the greater of target or actual Company performance as of the date of the Change in Control (as defined in Mr. Guertin's equity award agreements).

(6)   Represents full accelerated vesting of SAR grants awarded March 3, 2014, March 2, 2015, September 24, 2015 and February 19, 2016.

Gary W. Loveman, Ph.D.

The following table reflects additional payments that would be made to Mr. Loveman upon termination of his employment on December 31, 2016, under various scenarios. Mr. Loveman's letter agreement defines "Cause" as the occurrence of one or more of the following: (a) willful failure to perform substantially his duties after reasonable notice from the Company; (b) engagement in serious misconduct that is injurious to the Company, any subsidiary or any affiliate; (c) conviction of, or entrance of a plea of nolo contendre to, a crime that constitutes a felony; (d) breach of any written covenant or agreement not to compete with the Company, any subsidiary or any affiliate; or (e) breach of Mr. Loveman's duty of loyalty to the Company, which includes without limitation (i) any disclosure of confidential information pertaining to the Company, any subsidiary or any affiliate, (ii) harmful interference in the business or operations of the Company, any subsidiary or any affiliate, (iii) any attempt directly or indirectly to induce any employee, insurance agent, insurance broker or broker-dealer of the Company, any subsidiary or any affiliate to be employed or perform services elsewhere, (iv) any attempt, directly or indirectly, to solicit the trade of any customer or supplier, or prospective customer or supplier, of the Company to do business other than with the Company or (v) any breach or violation of the Company's Code of Conduct.

Payment Type	Retirement or Voluntary Termination by Mr. Loveman	Termination by Mr. Loveman for Good Reason	Termination by Aetna without Cause	Termination after Change-in-Control	Termination by Aetna for Cause	Death or Disability
Base Salary	$0	$ 800,000[2]	$ 800,000[2]	$ 800,000[2]	$0	$ 0
Bonus	0	0	0	0	0	0
Long-term Incentive						
RSUs	0[1]	0[1]	2,492,601[3]	3,451,198[6]	0[1]	3,451,198[7]
PSUs	0[1]	0[1]	936,648[4]	2,818,995[6]	0[1]	936,648[4]
SARs	0[1]	0[1]	999,509[5]	2,554,401[6]	0[1]	2,554,401[8]
TOTAL	$0	$800,000	$5,228,758	$9,624,594	$0	$6,942,247

(1) Unvested RSUs, PSUs and SARs are subject to forfeiture if Mr. Loveman retires or terminates voluntarily (including for good reason) or if there is a termination by Aetna for cause. Good reason means Mr. Loveman is required to report to an officer other than the chief executive officer.

(2) Represents 52 weeks of base salary continuation. Amounts would be paid bi-weekly during the severance period.

(3) Represents pro-rated vesting of RSU grant awarded October 26, 2015.

(4) Represents pro-rated vesting of PSU grants awarded October 26, 2015 and February 19, 2016. Actual payment would occur following October 26, 2018 and February 19, 2019, respectively, in shares of Common Stock, net of taxes. Each PSU grant is assumed to perform at target. Actual payouts may differ from target.

(5) Represents partial vesting of SAR grants awarded October 26, 2015 and February 19, 2016. These SARs have an exercise price of $107.80 and $103.45, respectively, the closing price of the Common Stock on the applicable grant date.

(6) Represents full accelerated vesting of all outstanding unvested equity awards. PSUs would vest at the greater of target or actual Company performance as of the date of the Change in Control (as defined in Mr. Loveman's equity award agreements).

(7) Represents full accelerated vesting upon death or continued vesting upon disability of RSU grant awarded October 26, 2015.

(8) Represents full accelerated vesting of SAR grants awarded October 26, 2015 and February 19, 2016.

Karen S. Lynch

The following table reflects additional payments that would be made to Ms. Lynch upon termination of her employment on December 31, 2016, under various scenarios. Ms. Lynch's employment agreement defines "Cause" as the occurrence of one or more of the following: (a) a willful and continued failure to attempt in good faith to perform duties which failure is not remedied within fifteen business days following written notice of such failure; (b) material gross negligence or willful malfeasance in performance of duties; (c) with respect to the Company, commission of an act constituting fraud, embezzlement or any other act constituting a felony; or (d) commission of any act constituting a felony which has or is likely to have a material adverse economic or reputational impact on the Company. Ms. Lynch's employment agreement defines "Good Reason" as the occurrence of one or more of the following without Ms. Lynch's consent: (a) a reduction by the Company of base salary or target cash bonus opportunity (except in the event of a ratable reduction affecting all senior officers of the Company); (b) any failure of a successor of the Company to assume and agree to perform the Company's entire obligations under the employment agreement; (c) reporting to any person other than the Company's chief executive officer; (d) removal of Ms. Lynch as President; or (e) any action or inaction by the Company that constitutes a material breach of the employment agreement.

Payment Type	Retirement or Voluntary Termination by Ms. Lynch	Termination by Aetna without Cause or by Ms. Lynch for Good Reason	Termination after Change-in-Control	Termination by Aetna for Cause	Death or Disability
Base Salary	$0	$ 1,863,000[2]	$ 1,863,000[2]	$0	$ 0
Bonus	0	3,353,400[2]	3,353,400[2]	0	0
Long-term Incentive					
PSUs	0[1]	4,185,213[3]	6,516,974[5]	0[1]	4,185,213[3]
SARs	0[1]	5,296,715[4]	5,296,715[5]	0[1]	5,296,715[6]
TOTAL	$0	$14,698,328	$17,030,089	$0	$9,481,928

(1) Unvested PSUs and SARs are subject to forfeiture if Ms. Lynch retires or terminates voluntarily (other than for Good Reason) or if there is a termination by Aetna for cause.

(2) Represents 24 months of cash compensation (calculated as annual base salary and target cash bonus opportunity) plus a pro rata portion of Ms. Lynch's target cash bonus opportunity for the year in which termination of employment occurs. Amounts would be paid bi-weekly during the severance period.

(3) Represents pro-rated vesting of PSU grants awarded March 3, 2014, March 2, 2015 and February 19, 2016. Actual payment would occur following March 3, 2017, March 2, 2018 and February 19, 2019, respectively, in shares of Common Stock, net of taxes. The PSU grant awarded March 3, 2014 performed at 200% of target. The PSU grants awarded March 2, 2015 and February 19, 2016 are assumed to perform at target. Actual payouts may differ from target.

(4) Represents full vesting of SAR grants awarded March 3, 2014, March 2, 2015 and February 19, 2016. These SARs have an exercise price of $72.26, $100.50 and $103.45, respectively, the closing price of the Common Stock on the applicable grant date.

(5) Represents full accelerated vesting of all outstanding unvested equity awards. PSUs would vest at the greater of target or actual Company performance as of the date of the Change in Control (as defined in Ms. Lynch's equity award agreements).

(6) Represents full accelerated vesting of SAR grants awarded March 3, 2014, March 2, 2015 and February 19, 2016.

Thomas J. Sabatino, Jr.

The following table reflects additional payments that would be made to Mr. Sabatino upon termination of his employment on December 31, 2016, under various scenarios. Mr. Sabatino's letter agreement defines "Cause" as (a) willful and material violation of any of the Company's policies; (b) material and willful failure or refusal to perform any duties or responsibilities to the Company or any of its affiliates, in each case if and only if such failure or refusal is capable of cure and the failure or refusal is not cured within ten days following receipt of written notice specifying such failure or refusal; (c) failure to follow a lawful instruction if and only if such failure is capable of cure and the failure is not cured within ten days following receipt of written notice specifying such failure; or (d) commission of an act constituting a fraud, embezzlement or other act constituting a felony.

Payment Type	Retirement or Voluntary Termination by Mr. Sabatino	Termination by Aetna without Cause	Termination after Change-in-Control	Termination by Aetna for Cause	Death or Disability
Base Salary	$0	$ 750,000[2]	$ 750,000[2]	$0	$ 0
Bonus	0	0	0	0	0
Long-term Incentive					
RSUs	0[1]	2,708,626[3]	2,708,626[6]	0[1]	2,708,626[7]
PSUs	0[1]	1,304,709[4]	2,221,143[6]	0[1]	431,927[8]
SARs	0[1]	578,720[5]	986,735[6]	0[1]	986,735[9]
TOTAL	**$0**	**$5,342,055**	**$6,666,504**	**$0**	**$4,127,288**

(1) Unvested RSUs, PSUs and SARs are subject to forfeiture if Mr. Sabatino retires or terminates voluntarily or if there is a termination by Aetna for cause.

(2) Represents 52 weeks of base salary continuation. Amounts would be paid bi-weekly during the severance period.

(3) Represents full vesting of sign-on RSU grant awarded May 10, 2016 as provided in the applicable equity award agreement.

(4) Represents full vesting of sign-on PSU grant and pro-rated vesting of PSU grant, each awarded May 10, 2016, as provided in the applicable equity award agreement. Actual payment of the sign-on PSU would be in cash at target upon forfeiture of unvested PSUs. Actual payment for PSU would occur following May 10, 2019 in shares of Common Stock, net of taxes. The PSU grant awarded May 10, 2016 is assumed to perform at target. Actual payout may differ from target.

(5) Represents full vesting of sign-on SAR grant and partial vesting of SAR grant, each awarded May 10, 2016, as provided in the applicable equity award agreement. The sign-on SARs and SARs both have an exercise price of $114.46, the closing price of the Common Stock on the grant date.

(6) Represents full accelerated vesting of all outstanding unvested equity awards. PSUs would vest at the greater of target or actual Company performance as of the date of the Change in Control (as defined in Mr. Sabatino's equity award agreements).

(7) Represents full accelerated vesting upon death or continued vesting upon disability of sign-on RSU grant awarded May 10, 2016.

(8) Represent pro-rated vesting of all PSU grants awarded May 10, 2016. Actual payments would occur following May 10, 2019 in shares of Common Stock, net of taxes. Each PSU grant is assumed to perform at target. Actual payouts may differ from target.

(9) Represents full accelerated vesting of all SAR grants awarded May 10, 2016.

Agreements with Named Executive Officers

Aetna and Mr. Bertolini amended his amended and restated employment agreement effective August 4, 2013. The amendment extended the remaining term of the agreement to December 31, 2016, with automatic one-year extensions thereafter. Under his agreement, Mr. Bertolini is entitled to an annual salary of $1 million, and a full year target bonus opportunity of at least 300% of his base salary. Not greater than 40% of his bonus opportunity is payable in cash, and the noncash amount is payable through equity-based compensation vehicles. Effective in April 2016, Mr. Bertolini's base salary was increased to $1,200,000. If Aetna terminates Mr. Bertolini's employment other than for "Cause" (as defined in the agreement), death or disability, or Mr. Bertolini terminates his employment for "Good Reason" (as defined in the agreement), he will be entitled to 24 months of cash compensation (calculated as annual base salary and target cash bonus opportunity) plus a pro rata portion of his target cash bonus opportunity for the year of termination. Under certain circumstances the amounts payable to Mr. Bertolini following a change in control will be reduced to an amount that maximizes the net after tax amount retained by him to the extent permitted under Section 409A of the Code. Under the non-competition agreement entered into in July 2007 between Aetna and Mr. Bertolini, Mr. Bertolini agreed not to compete against the Company for a period of one year following termination of his employment. The applicable table above under "Potential Post-Employment Payments" reflects the provisions of Mr. Bertolini's agreements with the Company.

Under his letter agreement with the Company, Mr. Guertin was hired with an annual base salary of $500,000 and a full year target bonus opportunity of 80% of his base salary. Mr. Guertin's base salary was increased to $700,000 and his full year target bonus opportunity was increased to 100% of his base salary upon his promotion to Chief Financial Officer in 2013. Effective March 9, 2015, Mr. Guertin's full year target bonus opportunity was increased to 110% of his base salary (pro-rated for performance year 2015), and effective April 6, 2015 and September 24, 2015, Mr. Guertin's base salary was increased to $750,000 and $800,000, respectively. If Mr. Guertin's employment is involuntarily terminated under circumstances that would call for severance pay benefits and/or salary continuation benefits under the Company's severance and salary continuation plan then in effect, Mr. Guertin will receive payment for 52 weeks of salary continuation in lieu of amounts payable under such severance and salary continuation benefits plan. Under his agreements with Aetna, Mr. Guertin has agreed not to compete against the Company for a period of one year following termination of his employment. The applicable

table above under "Potential Post-Employment Payments" reflects the provisions of Mr. Guertin's agreements with the Company.

Under his letter agreement with the Company, Mr. Loveman was hired with an annual base salary of $800,000 and a full year target bonus opportunity of 110% of his base salary (pro-rated for 2015). Mr. Loveman's salary will not be reduced without his consent other than in connection with a ratable reduction affecting all senior officers of the Company. In addition, management has agreed to recommend to the Compensation Committee that future PSU grants to Mr. Loveman have associated performance measures that will be specific to the businesses under his direction and have a maximum unit multiplier of 300% or higher. If Mr. Loveman's employment is involuntarily terminated other than for "Cause" (as defined in Mr. Loveman's agreement) or Mr. Loveman resigns because he is required to report to an officer other than the Company's chief executive officer, Mr. Loveman will receive payment for 52 weeks of salary in lieu of amounts payable under any Company severance and salary continuation benefits plan upon delivery of a release of employment-related claims against Aetna. The agreement also permits Mr. Loveman to remain the non-executive Chairman of Caesars Entertainment Corporation until his anticipated departure from that role in May 2016. Under his agreements with Aetna, Mr. Loveman has agreed not to compete against the Company for a period of one year following termination of his employment. The applicable table above under "Potential Post-Employment Payments" reflects the provisions of Mr. Loveman's agreements with the Company.

On December 10, 2014, Aetna and Ms. Lynch entered into an employment agreement following her appointment as President of Aetna effective January 1, 2015. Under the agreement, commencing January 1, 2015, Ms. Lynch's base salary is $900,000, and her annual bonus opportunity at target performance is at least 120% of her base salary. Effective in April 2016, Ms. Lynch's base salary was increased to $931,500. If Ms. Lynch's employment is involuntarily terminated by Aetna other than for "Cause" (as defined in the agreement), or if Ms. Lynch terminates her employment for Good Reason (as defined in the agreement) (each, a "Qualifying Event"), she will receive, in addition to previously earned compensation: (a) cash compensation in periodic payments over twenty-four (24) months of two times the sum of her highest base salary in effect during the six months prior to termination of her employment and her annual bonus opportunity for the year of termination of employment (which is defined in the agreement as at least 120% of base salary then in effect) and (b) a pro rata annual bonus at target performance for the year of termination of

employment (subject in certain circumstances to meeting applicable performance requirements). In addition, Ms. Lynch will be treated as retirement eligible for purposes of the vesting and exercise terms of all her outstanding equity awards. These payments are conditioned upon Ms. Lynch delivering a release of employment-related claims to Aetna. The initial employment term under the agreement was through December 31, 2015. The employment term automatically renewed on December 31, 2015 and will automatically renew on December 31 of each subsequent year, unless Aetna or Ms. Lynch provides notice of its or her intention not to extend the employment term. If Ms. Lynch terminates her employment at the end of the employment term upon Aetna's notice of non-renewal, she will receive the benefits described above for a termination of employment due to a Qualifying Event. Either Aetna or Ms. Lynch can terminate the agreement at any time. Under her agreements with Aetna, Ms. Lynch has agreed not to compete against the Company for a period of one year following termination of her employment. The applicable table above under "Potential Post-Employment Payments" reflects the provisions of Ms. Lynch's agreements with the Company.

Under his letter agreement with the Company, Mr. Sabatino was hired with an annual base salary of $750,000 and a full year target bonus opportunity of 100% of his base salary, which will not be pro-rated for the 2016 performance year. In addition, a one-time payment of $600,000 (less applicable withholding and taxes) was made in recognition of Mr. Sabatino's career move. If Mr. Sabatino voluntarily

terminates his employment or is terminated for Cause (as defined in Mr. Sabatino's agreement) within 12 months after his start date, he will be responsible for repaying the full amount of his one-time payment. If he voluntarily terminates his employment or is terminated for Cause after 12 months, but before 18 months after his start date, Mr. Sabatino will be responsible for repaying 50% of his one-time payment. Mr. Sabatino will receive payment for 52 weeks of salary in lieu of amounts payable under any Company severance and salary continuation benefits plan upon delivery of a release of employment-related claims against Aetna. In addition, under Mr. Sabatino's agreement, the Company provided him with six months temporary living in Hartford, Connecticut, and relocation assistance, which includes home sale assistance and moving of household goods and personal property and the purchase of residences. If Mr. Sabatino voluntarily terminates his employment or is terminated for Cause within 12 months of his start date, he will be responsible for repaying the full amount of his relocation expenses paid by Aetna. If he voluntarily terminates his employment or is terminated for Cause after 12 months, but before 18 months after his start date, Mr. Sabatino will be responsible for repaying 50% of his relocation expenses paid by Aetna. Under his agreements with Aetna, Mr. Sabatino has agreed not to compete against the Company for a period of one year following termination of his employment. The applicable table above under "Potential Post-Employment Payments" reflects the provisions of Mr. Sabatino's agreements with the Company.

Job Elimination Benefits Plan

Aetna administers a Job Elimination Benefits Plan under which eligible employees, including Aetna's executive officers, terminated by Aetna due to re-engineering, reorganization or staff reduction efforts may receive a maximum of 52 weeks of continuing salary depending on years of service and pay level. Under certain circumstances, determined on a case-by-case basis, additional severance pay benefits may be granted for the purpose of inducing employment of senior officers or rewarding past service. The tables above under "Potential Post-Employment Payments" reflect any benefits payable under the Job Elimination Benefits Plan to the extent NEOs are not entitled to severance under individual agreements. Certain health and other employee benefits continue for part of the severance period.

The Board has approved provisions for certain benefits of eligible Company employees upon a change in control of Aetna (as defined). The provisions provide that the Job Elimination Benefits Plan shall provide an enhanced benefit and shall become noncancelable for a period of two years following a change in control. Upon a change in control, PSUs granted on or after January 1, 2010 that have not yet vested will become vested and immediately exercisable, and bonuses payable under the Annual Incentive Plan will become payable based on the target award for participants. Upon a change in control, stock options, SARs and RSUs granted on or after January 1, 2010 vest upon a termination of employment by the Company other than for cause within 24 months after the change in control. Provision also has been made to maintain the aggregate value of specified benefits for one year following a change in control.

Equity Compensation Plans

The following table gives information about Common Stock that may be issued upon the exercise of SARs, PSUs, RSUs, options, warrants, rights and any other outstanding awards under all of our equity compensation plans as of December 31, 2016. In 2016, our executives' annual equity-based incentive compensation value was granted 70% in SARs and 30% in PSUs. PSUs are settled in shares of Common Stock, net of taxes, after final performance is reviewed and approved and the awards have vested. SARs are settled in shares of Common Stock, net of taxes, when exercised. RSUs are settled in shares of Common Stock, net of taxes, when the awards vest.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights[3] (a)	Weighted-average exercise price of outstanding options, warrants and rights[4] (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)[5] (c)
Equity compensation plans approved by security holders[1]	12,048,134	$77.15	16,155,962
Equity compensation plans not approved by security holders[2]	317,282	N/A	0
TOTAL	**12,365,416**	**N/A**	**16,155,962**

(1)   Consists of the Aetna Inc. 2000 Stock Incentive Plan (the "2000 Stock Plan"), the 2010 Stock Plan, the Aetna Inc. 2010 Non-Employee Director Compensation Plan (the "2010 Director Plan") and the 2016 Employee Stock Purchase Plan (the "Existing ESPP").

(2)   Consists of the Aetna Inc. 2000 Non-Employee Director Compensation Plan. No shares of Common Stock are available for future awards under this Plan.

(3)   Consists of all outstanding awards under the applicable plans, including SARs, RSUs, PSUs and other stock-based awards. Amount shown assumes maximum performance for all outstanding awards.

(4)   Amounts in this column do not take into account outstanding deferred stock units, PSUs or RSUs.

(5)   Consists of 11,019,386 shares of Common Stock available for future issuance under the 2010 Stock Plan; 201,024 shares of Common Stock available for future issuance under the 2010 Director Plan; and 4,935,552 shares of Common Stock available for future issuance under the Existing ESPP. Shares available under the 2010 Stock Plan and the 2010 Director Plan may become the subject of future awards in the form of stock options, SARs, restricted stock, RSUs, PSUs and other stock-based awards. Only shares of Common Stock are issuable under the Existing ESPP. As of December 31, 2016, employees had committed an aggregate of approximately $8.8 million to purchase Common Stock under the Existing ESPP. Purchases will occur on June 2, 2017 at a purchase price equal to 95% of the fair market value of the Common Stock on the purchase date.

2000 Non-Employee Director Compensation Plan

The Aetna Inc. 2000 Non-Employee Director Plan (the "Prior Director Plan") was replaced by the 2010 Director Plan. The Prior Director Plan was not submitted to shareholders for approval and permitted Aetna's eligible Directors to receive shares of Common Stock, deferred stock units, RSUs and other stock-based awards in recognition of their contributions. The Prior Director Plan expired on April 30, 2010. No shares of Common Stock remain available for future awards under the Prior Director Plan. At December 31, 2016, the maximum number of shares of Common Stock that may be issued under the awards outstanding under the Prior Director Plan was 317,282 shares, subject to adjustment for corporate transactions, and no shares remained available for future awards.

COMPENSATION COMMITTEE REPORT

The Board has determined in its business judgment that all members of the Compensation Committee meet the independence requirements set forth in the NYSE listing standards and in Aetna's Director Independence Standards.

The Committee operates pursuant to a Charter that was last amended and restated by the Board in December 2015 and reviewed by the Committee in December 2016. The Compensation Committee Charter can be found at **www.aetna.com/about-us/corporate-governance/committees-of-the-board.html.**

The Compensation Committee has reviewed and discussed the Company's Compensation Discussion and Analysis included in this Proxy Statement with management. Based on this review and discussion, the Committee has recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

The Committee on Compensation and Talent Management
Roger N. Farah, *Chair*
Frank M. Clark
Betsy Z. Cohen
Jeffrey E. Garten
Edward J. Ludwig

REPORT OF THE AUDIT COMMITTEE

The Board has determined in its business judgment that all members of the Audit Committee meet the independence, financial literacy and expertise requirements for audit committee members set forth in the NYSE listing standards. Additionally, the Board has determined in its business judgment that Messrs. Aguirre, Harrington and Newhouse and Mrs. Hancock, based on his or her background and experience (including that described in this Proxy Statement), has the requisite attributes of an "audit committee financial expert" as defined by the SEC.

The Committee assists the Board in its oversight of (1) the integrity of the financial statements of the Company, (2) the qualifications and independence of the Company's independent registered public accounting firm (the "Independent Accountants"), (3) the performance of the Company's internal audit function and the Independent Accountants, and (4) the compliance by the Company with legal and regulatory requirements. The Committee is directly responsible for the appointment, compensation, retention and oversight of the work of the Independent Accountants and any other accounting firm engaged to perform audit, review or attest services (including the resolution of any disagreements between management and any auditor regarding financial reporting). The Independent Accountants and any other such accounting firm report directly to the Committee.

The Committee operates pursuant to a Charter that was last amended and restated by the Board in December 2015 and last reviewed by the Committee in December 2016. The Audit Committee Charter can be found at **www.aetna.com/about-us/corporate-governance/committees-of-the-board.html**.

As set forth in the Audit Committee Charter, Aetna's management is responsible for the preparation, presentation and integrity of Aetna's financial statements and management's annual assessment of Aetna's internal control over financial reporting. Aetna's management is responsible for maintaining appropriate accounting and financial reporting principles and policies and internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. The Independent Accountants are responsible for planning and carrying out proper annual audits and quarterly reviews of Aetna's financial statements. In conjunction with the Company's annual report, the Independent Accountants express an opinion as to the conformity of the Company's financial statements with U.S. generally accepted accounting principles and the effectiveness of the Company's internal control over financial reporting. The Independent Accountants also provide review reports regarding the Company's quarterly financial statements.

In the performance of its oversight function, the Committee has reviewed and discussed the Company's audited financial statements for 2016 with management and the Independent Accountants. The Committee has also discussed with the Independent Accountants the matters required to be discussed by the Statement on Auditing Standards No. 61, as amended (AICPA Professional Standards, Vol. 1, AU section 380), as adopted by the Public Company Accounting Oversight Board (United States) and Rule 3200T and/or Auditing Standard No. 1301, Communications with Audit Committees, as adopted by the Public Company Accounting Oversight Board (United States). The Committee has also received the written disclosures and

the letter from the Independent Accountants required by applicable requirements of the Public Company Accounting Oversight Board regarding the Independent Accountants' communications with the Committee concerning independence, and has discussed with the Independent Accountants their independence.

Members of the Committee are not employees of Aetna and, as such, it is not the duty or responsibility of the Committee or its members to conduct auditing or accounting reviews or procedures. In performing their oversight responsibility, members of the Committee rely on information, opinions, reports and statements, including financial statements and other financial data, prepared or presented by officers or employees of Aetna, legal counsel, the Independent Accountants or other persons with professional or expert competence. Accordingly, the Committee's oversight does not provide an independent basis to determine that management has maintained appropriate accounting and financial reporting principles and policies, or internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. Furthermore, the Committee's considerations and discussions referred to above do not assure that the audit

of the Company's financial statements by the Independent Accountants has been carried out in accordance with the standards of the Public Company Accounting Oversight Board (United States), that the Company's financial statements are presented in accordance with U.S. generally accepted accounting principles, that the Company's internal control over financial reporting is effective or that the Independent Accountants are in fact "independent."

Based upon the reports, review and discussions described in this Report, and subject to the limitations on the role and responsibilities of the Committee, certain of which are referred to above and in its Charter, the Committee recommended to the Board that the audited financial statements be included in Aetna's Annual Report on Form 10-K for the year ended December 31, 2016 filed with the SEC.

The Audit Committee
Richard J. Harrington, Chair
Fernando Aguirre
Ellen M. Hancock
Joseph P. Newhouse
Olympia J. Snowe

II. APPROVAL OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PROPOSAL **II**	**Approval of Appointment of Independent Registered Public Accounting Firm** The Audit Committee has appointed KPMG LLP to audit the Company's consolidated financial statements for 2017. The affirmative vote of a majority of votes cast is required for the appointment of KPMG as the Company's independent registered public accounting firm for 2017. ✓ The Audit Committee and the Board recommend that shareholders vote **FOR** this proposal.

The Audit Committee has appointed KPMG LLP to audit the Company's consolidated financial statements for 2017. The Audit Committee and the Board believe that the retention of KPMG LLP as the Company's independent registered public accounting firm is in the best interests of the Company and its shareholders. The Audit Committee and the Board recommend that shareholders approve KPMG LLP as the Company's independent registered public accounting firm (the "Independent Accountants") for 2017. Representatives of the firm are expected to be available at the Annual Meeting to make a statement if the firm desires and to respond to appropriate questions.

Nonaudit Services and Other Relationships Between the Company and the Independent Registered Public Accounting Firm

The Company's practice is not to have the Independent Accountants provide financial information systems design and implementation consulting services. Instead, these services are provided by other accounting or consulting firms. Other types of permissible consulting services have been provided by the Independent Accountants or other accounting and consulting firms from time to time. All new services provided by the Independent Accountants must be approved in advance by the Audit Committee regardless of the size of the engagement. The Chair of the Audit Committee may approve any proposed engagements that arise between Committee meetings, provided that any such decision is presented to the full Committee at its next scheduled meeting.

In addition, management may not hire as an employee a person who within the last three years was an employee of the Independent Accountants and participated in the audit engagement of the Company's financial statements if the hiring is prohibited by SEC rules or if the Audit Committee determines that the hiring of such person would impair the independence of the Independent Accountants.

The independence of the Independent Accountants is considered annually by the Audit Committee and Board. In order to assure continuing auditor independence, the Audit Committee periodically considers whether to rotate the independent registered public accounting firm. In conjunction with the mandated rotation of the Independent Accountants' lead engagement partner, the Audit Committee is directly involved in the selection of the Independent Accountants' new lead engagement partner.

Fees Incurred for 2016 and 2015 Services Performed by the Independent Registered Public Accounting Firm

The Audit Committee oversees the fee negotiations for all services rendered to the Company by the Independent Accountants. The table below provides details of the fees paid to KPMG LLP by the Company for services rendered in 2016 and 2015. All such services were approved in advance by the Audit Committee or the Chair of the Audit Committee. As shown in the table below, audit and audit-related fees totaled approximately 96% and 97% of the aggregate fees paid to KPMG LLP for 2016 and 2015, respectively; and the remaining fees were for tax and other services.

	2016	2015
Audit Fees[1]	$14,056,850	$14,313,600
Audit-Related Fees[2]		
Servicing Reports/Internal Controls	1,128,800	1,184,500
Employee Benefit Plan Audits	109,000	157,000
Audit/Attest Services Not Required by Statute or Regulation	150,500	216,000
	$15,445,150	$15,871,100
Tax Fees[3]	442,500	470,000
All Other Fees[4]	132,000	46,900
Total Fees	$16,019,650	$16,388,000

(1)   Audit Fees include all services performed to comply with generally accepted auditing standards and services that generally only the Independent Accountants can provide, such as comfort letters, statutory audits, attest services, consents and assistance with, and review of, documents filed with the SEC. For the Company, these fees include the integrated audit of the Company's consolidated financial statements and the effectiveness of internal control over financial reporting, quarterly reviews of the Company's consolidated financial statements, statutory audits of the Company's subsidiaries required by statute or regulation, attest services required by applicable law, comfort letters in connection with debt issuances, consents and assistance with, and review of, documents filed with the SEC.

(2)   Audit-Related Fees are for audit and related attest services that traditionally are performed by the Independent Accountants, and include servicing reports, employee benefit plan audits, and audits or agreed-upon procedures that are not required by applicable law, planning activities pertaining to business combinations in 2016 only and due diligence pertaining to business combinations in 2015 only. Servicing reports represent reviews of the Company's claim administration and certain health data processing functions that are provided to customers.

(3)   Tax Fees include all services performed by professional staff in the Independent Accountants' tax division for tax return and related compliance services, except for those tax services related to the integrated audit.

(4)   All Other Fees are for advisory services related to realignment of international subsidiaries and international subsidiary capital regulatory requirements in 2016 and 2015 and other advisory services for international legal entities related to regulatory requirements in 2016 only.

The affirmative vote of a majority of the votes cast is required for approval of the appointment of KPMG LLP as the Company's independent registered public accounting firm for 2017. The Audit Committee and the Board recommend a vote FOR the approval of KPMG LLP as the Company's independent registered public accounting firm for 2017. If you complete the enclosed proxy card, unless you direct to the contrary on that card, the shares represented by that proxy card will be voted FOR approval of the appointment of KPMG LLP as the Company's independent registered public accounting firm for 2017.

III. APPROVAL OF THE AMENDMENT OF THE AMENDED AETNA INC. 2010 STOCK INCENTIVE PLAN TO INCREASE THE NUMBER OF SHARES AUTHORIZED TO BE ISSUED UNDER THE PLAN



PROPOSAL

III

Approval of the Amendment of the Amended Aetna Inc. 2010 Stock Incentive Plan to Increase the Number of Shares Authorized to Be Issued Under the Plan

The Board has approved and recommends that shareholders approve an amendment to the 2010 Stock Plan increasing the number of shares authorized to be issued under the 2010 Stock Plan from 27,287,000 to 29,387,000. Approval of this proposal requires a majority of votes FOR or AGAINST as well as abstentions.

✓   The Board recommends a vote **FOR** this proposal.

Introduction

Subject to shareholder approval at the Annual Meeting, on February 17, 2017, the Board, on the recommendation of the Compensation Committee, unanimously approved an amendment (the "Amendment") of the Amended Aetna Inc. 2010 Stock Incentive Plan (the "2010 Stock Plan"), to be effective as of May 19, 2017, the date of the Annual Meeting. The Amendment increases the number of shares authorized to be issued under the 2010 Stock Plan from 27,287,000 to 29,387,000. The Board of Directors recommends and requests that the shareholders approve the Amendment by approving the following resolution at the Annual Meeting:

"Resolved: That the first sentence of Section 4(a) of the Amended Aetna Inc. 2010 Stock Incentive Plan is hereby amended and restated to read in its entirely as follows: 'The maximum number of shares of Common Stock in respect of which awards may be made under the Plan shall be a total of 29,387,000 shares of Common Stock.'"

The principal features of the 2010 Stock Plan are summarized below. Shareholders should read the full text of the 2010 Stock Plan provided in Annex B to this Proxy Statement for a complete description of its legal terms and conditions.

The summary below is subject in all respects to the actual terms of the 2010 Stock Plan. Annex B is marked to show the Amendment proposed to be approved by Aetna's shareholders.

We currently maintain two stock compensation plans under which future equity awards may be granted: the 2010 Stock Plan and the 2010 Non-Employee Director Compensation Plan (the "2010 Director Plan"), which together we refer to as the "Current Plans." As of March 17, 2017 there were 8,553,555 shares available for future awards under the Current Plans. Of that number, 8,352,531 shares were available under the 2010 Stock Plan and 201,024 shares were available under the 2010 Director Plan. The 2010 Director Plan expires on May 21, 2020.

As of March 17, 2017, there were outstanding under the Current Plans SARs with respect to 7,104,708 shares of Common Stock, with a weighted average exercise price of 103.81 and a weighted average remaining term of 8.49 years. None of the outstanding SARs are entitled to dividends or dividend equivalents. In addition, as of March 17, 2017, there were 2,453,129 full-value awards outstanding under the Current Plans, as illustrated in the table below:

Type of Full-Value Award	Outstanding Full-Value Awards	Weighted Average Fair Value
Restricted Stock Units	1,499,054	$110.52
Performance Stock Units	925,512	$108.45
Market Stock Units	28,563	$82.50
TOTAL	**2,453,129**	**$109.41**

Upon shareholder approval of the Amendment, the shares remaining available for future awards under the 2010 Stock Plan will increase from approximately 8.4 million to approximately 10.5 million. If the Amendment is not approved by the shareholders, we will continue to grant awards under the 2010 Stock Plan while it remains in effect and to the extent shares are available. The table below provides the approximate number of shares available for future awards under the Current Plans prior to the Amendment and those that would be available following approval of the Amendment, each as of the date of the Annual Meeting. The number of shares requested considers our desire to maintain an average multi-year burn rate below 3%; maintain a reasonable incremental dilution to shareholders (1.5%); and limit our long-term share consumption associated with equity compensation.

Stock Compensation Plan	Shares Remaining Available for Future Equity Awards at March 17, 2017	
	Prior to Shareholder Approval	Following Shareholder Approval
2010 Stock Plan	8,352,531	10,452,531
2010 Director Plan	201,024	201,024
TOTAL	8,553,555	10,653,555
COMMON SHARES OUTSTANDING, AT MARCH 17, 2017	331,724,079	331,724,079
PERCENT OF COMMON SHARES OUTSTANDING	2.6%	3.2%

Introduction

The Board believes that an effective equity compensation program is a key component of Aetna's compensation philosophy. Long-term incentive compensation in the form of equity awards is intended to promote Aetna's long-term success and increase shareholder value by attracting and retaining high caliber executives and employees who are essential to our success, and motivating these individuals to achieve Aetna's continued financial growth and profitability.

To achieve this purpose, the 2010 Stock Plan, initially approved by the Board and our shareholders at the 2010 Annual Meeting, provides the flexibility to grant stock options, Stock Appreciation Rights ("SARs"), restricted stock, Restricted Stock Units ("RSUs"), Performance Stock Units ("PSUs"), Market Stock Units ("MSUs"), performance shares and other stock-based awards to eligible employees.

Reasons the Board of Directors Recommends You Vote "For" This Proposal

The Amendment will allow Aetna to continue to grant equity awards, an important incentive tool for creating shareholder value.

The use of Common Stock as a component of the Company's compensation program is critical to the future success of the Company. Equity awards create an employee ownership culture that aligns the interests of employees with shareholders. Equity compensation also focuses employees' attention on creating long-term value since the awards are subject to vesting and/or performance conditions. For example:

1. Aetna has established stock ownership requirements for senior executives, which are further described on page 39 in the Compensation Discussion and Analysis section of this Proxy Statement; and

2. A portion of the equity compensation granted to senior executives in recent years has been awarded in the form of PSUs and MSUs, which are earned contingent on the Company attaining specified operating earnings per share, operating earnings and/or revenue performance levels.

Equity awards are important as a recruiting and retention tool.

Aetna's future performance is dependent on its ability to recruit and retain high caliber employees, and a competitive compensation program that includes equity awards is essential for attracting and retaining such employees. The Company would be at a significant competitive disadvantage if it were not able to use stock-based awards to compensate employees. Without equity compensation, our recruiting

efforts could be more challenging, and, over time, executives would no longer have stock awards at risk of forfeiture, which could impact our ability to retain them.

Aetna has demonstrated sound equity compensation practices.

The Company recognizes that equity compensation programs dilute shareholder equity and need to be used judiciously. Our compensation programs are designed to be consistent with competitive market practice, and we believe that our historical share utilization has been prudent and mindful of shareholder interests.

The 2010 Stock Plan includes features designed to protect shareholder interests, including:

1. Awards under the 2010 Stock Plan are administered by the Compensation Committee, which consists entirely of independent directors;
2. The 2010 Stock Plan prohibits granting stock options and SARs with an exercise price below the fair market value of a share of stock on the date of grant;

3. The 2010 Stock Plan prohibits the repricing of stock options or SARs, including through the exchange of stock options or SARs for cash or other awards, without shareholder approval;
4. Material amendments to the 2010 Stock Plan, including the Amendment, require shareholder approval; and
5. The 2010 Stock Plan permits the Company to credit and accrue, but does not permit the Company to pay out, dividends or dividend equivalents on unvested equity awards until such awards become vested.

If the Amendment is not approved, the Company will be compelled to increase the cash component of employee compensation.

In order to provide competitive compensation opportunities to attract and retain employees without equity compensation, the Company would need to replace the compensation previously delivered in equity awards with cash awards or other vehicles. These alternative forms of compensation may not align employee interests with those of shareholders as efficiently as stock-based awards.

Principal Features of the 2010 Stock Plan

The principal features of the 2010 Stock Plan as proposed to be amended by the Amendment are summarized below. The full text of the 2010 Stock Plan as proposed to be amended by the Amendment is attached as Annex B to this Proxy Statement, and the following summary is qualified in its entirety by reference to Annex B.

Plan Limits

The maximum number of shares of our Common Stock that may be issued pursuant to awards under the 2010 Stock Plan as proposed to be amended by the Amendment, is 29,387,000, which may include authorized but unissued shares.

The 2010 Stock Plan permits the Company to credit and accrue, but does not permit the Company to pay out, dividends or dividend equivalents on unvested equity awards until such awards become vested.

Shares that are subject to a stock option, SAR, restricted stock award, RSU award, PSU award, MSU award or other award granted under the 2010 Stock Plan which for any reason expire or are terminated, forfeited, canceled or converted to and paid in cash, are available for delivery in connection with

future awards under the 2010 Stock Plan. In addition, shares surrendered for the payment of the exercise price of stock options or other awards or withheld for taxes upon exercise or vesting of an award are again available for issuance under the 2010 Stock Plan. In addition, when a SAR is exercised and settled in shares or a stock option is subject to net-exercise, only the net shares issued from the SAR or option are counted against the 2010 Stock Plan limit.

The 2010 Stock Plan provides that no participant may be granted stock options or SARs for more than 2,000,000 shares in any one-year period. In addition, no participant may be granted performance-based restricted stock awards, PSUs, MSUs, unrestricted stock awards or RSUs for more than 2,000,000 shares in any one-year period.

Administration

The 2010 Stock Plan is administered by the Compensation Committee, or such other committee as the Board selects consisting of two or more Directors, each of whom is intended to be a "non-employee director" within the meaning of Rule 16b-3 of the Securities Exchange Act of

1934, as amended (the "Exchange Act"), an "outside director" under regulations promulgated under Section 162(m) of the Code, and an "independent director" under the NYSE rules. The current members of the Compensation Committee are

Mr. Clark, Mrs. Cohen, Mr. Farah, Mr. Garten and Mr. Ludwig, each of whom is an independent Director and not an employee of Aetna.

The Board may reserve to itself any or all of the authority and responsibility of the Compensation Committee under the 2010 Stock Plan or may act as administrator of the 2010 Stock Plan for any and all purposes. In addition, the Board or the Compensation Committee may expressly delegate to another committee of the Board some or all of the Compensation Committee's authority, within specified parameters, to grant awards to eligible participants who, at the time of grant, are not Executive Officers under Rule 3b-7 of the Exchange Act.

The Compensation Committee has full and final authority in its discretion to take all actions determined by the Committee to be necessary in the administration of the 2010 Stock Plan in accordance with its terms. The Compensation Committee determines the employees who will be granted awards under the 2010 Stock Plan, the size and types of awards, the terms and conditions of awards and the form and content of the award agreements representing awards.

The Compensation Committee is authorized to establish, administer and waive terms, conditions and performance goals of outstanding awards and to accelerate the vesting or exercisability of awards, in each case, subject to limitations contained in the 2010 Stock Plan. The Compensation Committee interprets the 2010 Stock Plan and award agreements and has authority to correct any defects, supply any omissions and reconcile any inconsistencies in the 2010 Stock Plan and/or any award agreements. The Compensation Committee's decisions and actions concerning the 2010 Stock Plan are final and conclusive.

The 2010 Stock Plan prohibits reducing the exercise price or grant price of an outstanding stock option or SAR or replacing or exchanging an outstanding stock option or SAR that has an exercise price or grant price above the value of our Common Stock with a new option or SAR that has a lower exercise price or grant price, or with cash or any other type of new award other than as described under "Adjustment for Corporate Transactions" on page 69, without first obtaining shareholder approval.

Eligibility

The 2010 Stock Plan provides that awards may only be granted to employees of the Company. At March 17, 2017, there were approximately 48,755 employees who would be eligible to receive awards under the 2010 Stock Plan. In each year from 2011 through 2016, approximately 3,100 of the Company's eligible employees received equity awards.

Duration and Modification

The 2010 Stock Plan will terminate on May 21, 2020, or such earlier date as the Board of Directors may determine. Notwithstanding the foregoing, the 2010 Stock Plan will remain in effect for awards outstanding under that Plan until no such awards remain outstanding.

The Board of Directors may amend, alter, suspend or terminate the 2010 Stock Plan. However, the Board of Directors is required to obtain approval of the shareholders, if such approval is required by any applicable law or rule, of any amendment of the 2010 Stock Plan that would: (a) increase the maximum number of shares of Common Stock that may be sold or awarded under the 2010 Stock Plan, or that may be subject to awards granted to a single participant during a single fiscal year, except in the event of certain changes in

our capital (as described on page 69 under "Adjustment for Corporate Transactions"); (b) decrease the minimum option exercise price or SAR grant price required by the 2010 Stock Plan, except in the event of certain changes in our capital (as described on page 69 under "Adjustment for Corporate Transactions"); (c) change the class of persons eligible to receive awards under the 2010 Stock Plan; (d) change the performance measures applicable to awards intended to qualify as performance-based compensation under Section 162(m) of the Code; (e) extend the duration of the 2010 Stock Plan or the exercise period of any stock options or SARs granted under the 2010 Stock Plan; or (f) otherwise require shareholder approval to comply with applicable laws or rules. The proposed Amendment requires shareholder approval.

Incentive Stock and Incentive Units

The 2010 Stock Plan provides the Compensation Committee with the authority to grant a variety of time-based and performance-based incentive stock and incentive unit awards, including, but not limited to, restricted stock, RSUs, PSUs, MSUs and performance shares, to eligible employees.

Restricted stock awards are shares of our Common Stock that are awarded to a participant subject to the satisfaction of the terms and conditions established by the Compensation Committee. Until the applicable restrictions lapse, shares of restricted stock are subject to forfeiture and may not be sold, assigned, pledged or otherwise disposed of by the

participant who holds those shares. RSUs are denominated in units of shares of our Common Stock, except that no shares are actually issued to the participant on the grant date. When a RSU award vests, the participant is entitled to receive shares of our Common Stock, a cash payment based on the value of shares of our Common Stock or a combination of shares and cash. Vesting of restricted stock and RSU awards may be based on continued employment or service and/or satisfaction of performance goals or other conditions established by the Compensation Committee. A recipient of restricted stock will have the rights of a shareholder during the restriction period, including the right to be credited with any dividends, which shall be subject to the same restrictions as the underlying share of restricted stock. A recipient of RSUs will have none of the rights of a shareholder unless and until shares are actually delivered to the participant. Upon termination of employment or a period of service, or failure to satisfy other vesting or performance conditions, a participant's unvested shares of restricted stock and unvested RSUs are forfeited unless the participant's award agreement, or the Compensation Committee, provides otherwise.

Performance units, performance shares, PSUs and MSUs granted to a participant are amounts credited to a bookkeeping account established for the participant. A

performance unit has an initial value that is established by the Compensation Committee at the time of grant. A performance share has an initial value equal to the fair market value of one share of our Common Stock on the grant date. The fair market value of our Common Stock is generally determined as the closing price of our Common Stock on the NYSE on the grant date. Whether a performance unit, performance share, PSU or MSU award will actually result in a payment to a participant will depend upon the extent to which performance goals or other conditions established by the Compensation Committee are satisfied. After a performance unit, performance share, PSU or MSU award has vested, the participant will be entitled to receive a payout of cash, shares of our Common Stock or a combination of cash and such shares, as determined by the Compensation Committee. A participant's award agreement describes the terms and conditions of the award, including the effect of a termination of employment on the participant's performance unit, performance share, PSU or MSU award.

The number of shares of incentive stock and/or incentive units granted to a participant will be determined by the Compensation Committee, but no participant may be granted more than 2,000,000 shares subject to awards in any year.

Incentive stock and/or incentive unit awards may be conditioned on the achievement of objectively determinable performance goals based on any combination of one or more of the performance measures listed below, determined in relation to the Company or our affiliates or any business unit of either or in comparison to a designated group of other companies or index (to the extent such awards are intended to qualify as performance-based for purposes of Section 162(m) of the Code):

• Net income	• Cash flow
• Earnings before income taxes	• Return on assets
• Earnings per share	• Pretax operating income
• Return on shareholders' equity	• Customer satisfaction
• Expense management	• Provider satisfaction
• Ratio of claims to revenues	• Employee satisfaction
• Revenue growth	• Quality of networks
• Earnings growth	• Strategic innovation
• Profitability of an identifiable business unit or product	• Net economic profit (operating earnings minus a charge for capital)
• Total shareholder return	

The Compensation Committee will determine whether the performance goals that have been chosen for a particular performance-based award have been met. The Compensation Committee may, in its discretion, adjust downwards but not upwards amounts payable or benefits granted, issued, retained or vested under a performance-based award described above.

SARs

SARs may be granted under the 2010 Stock Plan alone or in tandem with specific stock options granted under the 2010 Stock Plan. SARs are awards that, upon their exercise, give a participant the right to receive from us an amount equal to (1) the number of shares for which the SAR is

exercised, multiplied by (2) the excess of the fair market value of a share of our Common Stock on the exercise date above the exercise price of the SAR. The exercise price of a SAR cannot be less than 100% of the fair market value of our Common Stock on the grant date of such SAR. A SAR

may be settled in cash, shares or a combination of cash and shares, as determined by the Compensation Committee. SARs will become exercisable and expire at the times and on the terms and conditions established by the Compensation Committee, subject to a maximum term of 10 years following the grant date. However, a SAR granted in tandem with a stock option will be exercisable and terminate when the related stock option is exercisable and terminates. Such

a stock option will no longer be exercisable to the extent that the holder exercises the related SAR. Likewise, a SAR will not be exercisable to the extent that the related stock option is exercised. The number of shares covered by each SAR will be determined by the Compensation Committee, but no participant may be granted SARs covering more than 2,000,000 shares of our Common Stock in any year.

Stock Options

A stock option is the right to purchase a specified number of shares of our Common Stock in the future at a specified exercise price, subject to the other terms and conditions specified in the award agreement and the 2010 Stock Plan. Stock options granted under the 2010 Stock Plan will be either "incentive stock options," which may be eligible for special tax treatment under the Code, or stock options other than incentive stock options (referred to as "nonqualified stock options"), as determined by the Compensation Committee and stated in the award agreement. The number of shares covered by each stock option award will be determined by the Compensation Committee, but no participant may be granted stock options for more than 2,000,000 shares of our Common Stock in any year. The exercise price of each stock option is determined by the Compensation Committee but cannot be less than 100% of the fair market value of our Common Stock on the date of

grant. Stock options granted under the 2010 Stock Plan in substitution or exchange for options or awards of another company involved in a corporate transaction with us or one of our subsidiaries will have an exercise price that is intended to preserve the economic value of the award that is replaced. The exercise price of any stock options granted under the 2010 Stock Plan may be paid in cash, shares of our Common Stock already owned by the option holder or any other method that may be approved by the Compensation Committee, such as a cashless broker-assisted exercise that complies with law.

Stock options will become exercisable and expire at the times and on the terms and conditions established by the Compensation Committee, subject to a maximum term of 10 years following the grant date. Stock options generally terminate 90 days after the holder's employment or service with Aetna or one of our affiliates terminates.

Other Stock-Based Awards

Under the 2010 Stock Plan, the Compensation Committee may grant to participants other stock-based awards which are valued in whole or in part by reference to, or otherwise based on, shares of our Common Stock. The form of any other stock-based awards will be determined by the Compensation Committee, and may include a grant or sale of unrestricted shares of Common Stock. The number of shares of our Common Stock related to any other stock-based award

will be determined by the Compensation Committee. Other stock-based awards may be paid in shares of our Common Stock or cash, according to the award agreement. The terms and conditions of the award, including vesting provisions and the effect of a termination of employment or service on the award, will be established by the Compensation Committee at the time of grant.

Dividend Equivalents

The Compensation Committee may provide for the crediting of dividends or dividend equivalents with respect to equity awards, such as RSUs, that have not vested or been issued. However, such dividends or dividend equivalents will

generally be subject to the same terms and conditions as the underlying award, and will in no event pay out on unvested awards. Neither SARs nor stock options will be eligible for dividends or dividend equivalents.

Transferability of Awards

Awards under the 2010 Stock Plan generally may not be sold, assigned or otherwise transferred except by will or the laws of descent and distribution. The Compensation Committee may permit awards to be transferred to a member of a

participant's immediate family or to a trust or similar vehicle for the benefit of such immediate family members on such terms and conditions as the Committee shall determine.

Adjustment for Corporate Transactions

In the event of any corporate event or transaction, such as an extraordinary stock dividend, stock split, recapitalization, reorganization, merger, combination, consolidation or spin-off, in order to prevent dilution or enlargement of participants' rights under the 2010 Stock Plan, the Compensation Committee will substitute or adjust the number, class and kind of securities that can be delivered under the 2010 Stock Plan and outstanding awards, the 2010 Stock Plan's limits on the number of shares that can be subject to awards granted to a single participant during a single fiscal year, and the price, as applicable, of securities subject to awards outstanding under the 2010 Stock Plan.

Tax Withholding Obligations

The 2010 Stock Plan authorizes the Company to withhold all applicable taxes from any award or payment under the 2010 Stock Plan and to take other actions necessary or appropriate to satisfy those tax obligations.

Certain United States Federal Income Tax Consequences

The following is a brief summary of certain significant United States federal income tax consequences under the Code, as in effect on the date of this summary, applicable to us and participants in connection with awards under the 2010 Stock Plan. This summary assumes that all awards will be exempt from, or comply with, the rules under Section 409A of the Code regarding nonqualified deferred compensation. If an award constitutes nonqualified deferred compensation and fails to comply with Section 409A of the Code, the award will be subject to immediate taxation and tax penalties in the year the award vests. This summary is not intended to be exhaustive, and, among other things, does not describe state, local or non-United States tax consequences, or the effect of gift, estate or inheritance taxes. References to "we," "us," "our" and the "Company" in this summary of tax consequences mean Aetna Inc., or any subsidiary or affiliate of Aetna Inc. that employs or receives the services of a recipient of an award under the 2010 Stock Plan, as the case may be.

A recipient of shares of restricted stock will not recognize any taxable income upon the award of shares, if any of restricted stock which are not transferable or are subject to a substantial risk of forfeiture. Generally, dividends and dividend equivalents, if any, accrued prior to vesting and paid with respect to restricted stock upon the lapse of restrictions applicable to that stock will be taxable as compensation income to the recipient. Generally, the recipient will recognize taxable ordinary income when the shares become transferable and are no longer subject to a substantial risk of forfeiture, in an amount equal to the fair market value of those shares at the time such restrictions lapse. However, a recipient may elect to recognize taxable ordinary income upon the award date of restricted stock based on the fair market value of the shares of our Common Stock subject to the award on the date of the award. If a recipient makes such an election, any dividends paid with respect to that restricted stock will not be treated as compensation income, but rather as dividend income, and the recipient will not recognize additional taxable income when the restrictions applicable to his or her restricted stock award lapse. In addition, if the election is made, the recipient will not be allowed a deduction for amounts subsequently required to be returned to the Company.

The granting of incentive stock and/or incentive unit awards subject to performance conditions, including PSUs, MSUs, performance shares and other stock-based awards, generally should not result in the recognition of taxable income by the recipient or a tax deduction by us. The payment or settlement of a PSU, MSU, performance share or other stock-based award should generally result in immediate recognition of taxable ordinary income by the recipient equal to the amount of any cash received or the then-current fair market value of the shares of our Common Stock received, and a corresponding tax deduction by the Company. Section 162(m)(6) of the Code limits our tax deduction to the first $500,000 of earned compensation regardless of whether or not that compensation is performance-based. If the shares covered by the award are not transferable and subject to a substantial risk of forfeiture, the tax consequences to the recipient and the Company will be similar to the tax consequences of restricted stock awards previously described. If the award consists of unrestricted shares of our Common Stock, the recipient of those shares will immediately recognize as taxable ordinary income the fair market value of those shares on the date of the award, and we will be entitled to a corresponding tax deduction, subject to the limitations of Section 162(m)(6) of the Code.

The granting of RSUs does not result in taxable income to the recipient of a RSU or a tax deduction for the Company. The amount of cash received or the then-current fair market value of our Common Stock received upon vesting of the RSU is taxable to the recipient as ordinary income and deductible by the Company in the year of receipt of the cash or Common Stock, subject to the limitations of Section 162(m)(6) of the Code.

The grant of SARs does not, in itself, result in taxable income to the recipient of a SAR or a tax deduction for the Company. Upon exercise of a SAR, the amount of any cash and/or the fair market value of any Common Stock received as of the exercise date are taxable to the recipient as ordinary income and deductible by the Company, subject to the limitations of Section 162(m)(6) of the Code.

The grant of stock options does not, in itself, result in taxable income to the recipient of the stock option or a tax deduction for the Company. However, our transfer of Common Stock to a stock option holder upon exercise of the option may or may not give rise to taxable income to the option holder and a tax deduction for us depending upon whether such option is a nonqualified stock option or an incentive stock option and subject to the limitations of Section 162(m)(6) of the Code.

The exercise of a nonqualified stock option by an option holder generally results in immediate recognition of taxable ordinary income by the option holder and a corresponding tax deduction for the Company in the amount by which the fair market value of the shares of our Common Stock purchased, on the date of such exercise, exceeds the aggregate exercise price paid, subject to the limitations of Section 162(m)(6) of the Code. Any appreciation or depreciation in the fair market value of those shares after the exercise date will generally result in a capital gain or loss to the holder at the time the participant disposes of the shares (long term capital gain if the holding period of such shares of Common Stock is more than one year) and has no impact on the Company.

The exercise of an incentive stock option by the option holder is exempt from income tax, although not from the alternative minimum tax, and does not result in a tax deduction for the Company if the holder has been an employee at all times beginning with the option grant date and ending three months before the date the holder exercises the option (or twelve months in the case of termination of employment due to disability). If the option holder has not been so employed during that time, the

option holder will be taxed as if nonqualified stock options were granted. If the option holder disposes of the shares purchased more than two years after the option was granted and more than one year after the option was exercised, then the option holder will recognize any gain or loss upon disposition of those shares as capital gain or loss. However, if the option holder disposes of the shares prior to satisfying these holding periods (known as a "disqualifying disposition"), the option holder will be obligated to report as taxable ordinary income for the year in which that disposition occurs the excess, with certain adjustments, of the fair market value of the shares disposed of, on the date the incentive stock option was exercised, over the exercise price paid for those shares. The Company would be entitled to a tax deduction equal to that amount of ordinary income reported by the option holder, subject to the limitations of Section 162(m)(6) of the Code. Any additional gain realized by the option holder on the disqualifying disposition would be capital gain. If the total amount realized in a disqualifying disposition is less than the exercise price of the incentive stock option, the difference would be a capital loss for the option holder.

Under certain circumstances, accelerated vesting, exercise or payment of awards under the 2010 Stock Plan in connection with a "change of control" may be deemed an "excess parachute payment" for purposes of the golden parachute payment provisions of Section 280G of the Code. To the extent it is so considered, the recipient holding the award would be subject to an excise tax equal to 20% of the amount of the excess parachute payment, and we would be denied a tax deduction for the excess parachute payment.

Equity compensation awards to be granted in the future to the Company's current and future eligible employees under the 2010 Stock Plan cannot be determined at this time, as actual awards will be based on the discretion of the Compensation Committee. For an understanding of the equity compensation awards made in the past under the 2010 Stock Plan and the 2000 Stock Plan, see the 2016 Grants of Plan-Based Awards table and the Outstanding Equity Awards at 2016 Fiscal Year-End table beginning on page 44.

Approval of the Amendment requires a majority of the votes cast on the Amendment (which for this proposal includes votes cast "FOR" or "AGAINST" the proposal as well as abstentions) to be "FOR" the Amendment. The Board recommends a vote FOR the approval of the Amendment. If you complete the enclosed proxy card, unless you direct to the contrary on that card, the shares represented by that proxy card will be voted FOR approval of the Amendment.

IV. APPROVAL OF THE COMPANY'S EXECUTIVE COMPENSATION ON A NON-BINDING ADVISORY BASIS


PROPOSAL

IV

Approval of the Company's Executive Compensation on a Non-Binding Advisory Basis

We are providing you with the opportunity to vote on a non-binding advisory basis on the fiscal 2016 compensation of our NEOs. The affirmative vote of a majority of the votes cast is required for this proposal to be considered approved.

✓ The Board recommends a vote **FOR** this proposal.


In accordance with Section 14A of the Exchange Act (15 U.S.C. 78n-l) ("Section 14A"), Aetna is providing shareholders with the opportunity to cast a non-binding advisory vote on the fiscal 2016 compensation of our NEOs (sometimes referred to as "say-on-pay"). This vote is not intended to address any specific item of compensation, but rather the overall compensation for our NEOs and our compensation philosophy, policies and practices as disclosed in the "Compensation Discussion and Analysis" and "Executive Compensation" sections of this Proxy Statement. Accordingly, you may vote on the following resolution at the Annual Meeting:

"Resolved, that the shareholders of Aetna Inc. ("Aetna") hereby approve, on an advisory basis, the compensation paid to Aetna's Named Executive Officers, as disclosed in Aetna's Proxy Statement for the 2017 Annual Meeting of Shareholders pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, the compensation tables and the narrative discussion."

As described in detail under "Compensation Discussion and Analysis" and "Executive Compensation," our compensation programs are designed to motivate our executives to manage and grow a successful company. If fully earned based on the achievement of performance goals, equity compensation in the form of PSUs that are subject to performance-based vesting and SARs, the value of which is determined by our stock price performance, are the largest component of executive compensation. We believe that our compensation program, with its balance of short-term incentives (including cash bonus awards) and long-term incentives (including SARs and PSUs) and share ownership guidelines, rewards sustained performance that is aligned with long-term shareholder interests. Shareholders are encouraged to read the "Compensation Discussion and Analysis" and "Executive Compensation" sections of this Proxy Statement, the accompanying compensation tables, and the related narrative disclosure.

This advisory vote is non-binding. The Compensation Committee, which is comprised solely of independent Directors, and the Board value the opinions of all of our shareholders and expect to take into account the outcome of this vote when considering future executive compensation decisions for our NEOs.

The affirmative vote of a majority of the votes cast is required for the non-binding advisory vote on executive compensation to be considered approved. The Board recommends a vote FOR the approval, on an advisory basis, of the proposed resolution on the compensation of Aetna's Named Executive Officers. If you complete the enclosed proxy card, unless you direct to the contrary on that card, the shares represented by that proxy card will be voted FOR approval, on an advisory basis, of such compensation.

V. NON-BINDING ADVISORY VOTE ON THE FREQUENCY OF THE VOTE ON EXECUTIVE COMPENSATION

PROPOSAL



V

Non-Binding Advisory Vote on the Frequency of the Vote on Executive Compensation

We also are asking shareholders to cast a non-binding advisory vote on how frequently say-on-pay votes should be held in the future. The choice that receives the majority of votes cast will be considered approved.

The Board does not have a voting recommendation with respect to proposal V.

In accordance with Section 14A, Aetna is providing shareholders with the opportunity to cast a non-binding advisory vote to determine how often to present to shareholders the advisory vote to approve the compensation of Aetna's named executive officers (sometimes referred to as the "say-on-pay vote"). Section 14A requires us to include this vote in our proxy statement at least once every six years. In this Proposal, the Board is asking shareholders to cast a non-binding advisory vote on how frequently say-on-pay votes should be held in the future. Shareholders may select among four choices: (1) a vote every year; (2) a vote every two years; (3) a vote every three years; or (4) to abstain from casting a vote. This advisory vote is not binding on the Board. The Board acknowledges that there are a number of points of view regarding the relative benefits of annual and less frequent say-on-pay votes.

Accordingly, you may vote on the following resolution at the Annual Meeting:

> "Resolved, that the shareholders of Aetna Inc. ("Aetna") determine, on an advisory basis, that Aetna's shareholders should have an advisory vote on the compensation of Aetna's Named Executive Officers set forth in Aetna's proxy statement:
>
> Choice 1 — EVERY YEAR;
> Choice 2 — EVERY TWO years;
> Choice 3 — EVERY THREE years; or
> Choice 4 — ABSTAIN from voting."

The choice among the four choices included in the resolution that receives the majority of the votes cast will be considered approved. Even if no choice receives the required majority vote approval, the Board will take into account all voting results.

The Board does not have a recommendation with respect to this proposal. If you sign and date your proxy card with no further instructions with respect to this proposal, the shares represented by that proxy card will NOT BE VOTED on this proposal. Shareholders may choose among the four choices included in the resolution set forth above.

VI. SHAREHOLDER PROPOSALS



PROPOSAL

VI(A)

Shareholder Proposal - Annual Report on Direct and Indirect Lobbying

Mercy Investment Services, Inc., 2039 North Geyer Road, St. Louis, MO 63131-3332, Oblate International Pastoral Investment Trust, 391 Michigan Avenue, NE, Washington, DC 20017, and The Comptroller of the State of New York, Thomas P. DiNapoli, as the trustee of the New York State Common Retirement Fund, 59 Maiden Lane-30th Floor, New York, NY 10038 (each an owner of Common Stock valued in excess of $2,000), have advised Aetna that they plan to present the following proposal at the Annual Meeting. The proposal is included in this Proxy Statement pursuant to the rules of the SEC.

Whereas, we believe full disclosure of Aetna's direct and indirect lobbying activities and expenditures is required to assess whether Aetna's lobbying is consistent with its expressed goals and in the best interests of shareholders.

Resolved, the shareholders of Aetna request the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.
2. Payments by Aetna used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.
3. Aetna's membership in and payments to any tax-exempt organization that writes and endorses model legislation.
4. Description of the decision making process and oversight by management and the Board for making payments described in section 2 and 3 above.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which Aetna is a member.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee or other relevant oversight committees and posted on Aetna's website.

Supporting Statement

We encourage transparency in the use of corporate funds to influence legislation and regulation. Aetna spent approximately $5.63 million in 2014 and 2015 on federal lobbying. Aetna reports spending $10.93 million in 2014 and 2015 on state lobbying, yet provides no information by state. Aetna's lobbying on a merger with Humana has attracted media scrutiny ("Aetna, Cigna Boost Spending on Lobbyists," *Connecticut Mirror*, January 11, 2016).

Aetna belongs to the Chamber of Commerce, which has spent over $1.2 billion on lobbying since 1998. Aetna discloses its trade association dues and amounts of its dues used for lobbying on its website, but this fails to capture all payments, despite a 2007 shareholder agreement to do so ("Why Mandate Disclosure? Because Corporations Lie on Voluntary Political Transparency," *The Nation*, March 29, 2013). This loophole allows Aetna to make additional payments beyond dues that can be used for lobbying, yet not be disclosed to shareholders. Aetna has previously made undisclosed trade association payments beyond dues that were used for lobbying ("Oops! Aetna Discloses Political Donations," *CNN*, June 15, 2012). We are concerned that this disclosure loophole presents reputational risks.

We also question if Aetna's membership in the Chamber is consistent with Aetna's values and presents reputational risks on the issues of improving health. For example, Aetna supports smoking cessation, yet the Chamber has worked to block global antismoking laws ("U.S. Chamber Fights Smoking Laws While Hospitals and Insurers Sit on Its Board," *New York Times*, July 1, 2015).

The affirmative vote of a majority of the votes cast is required for approval of the foregoing proposal.

Company Response

THE BOARD OF DIRECTORS WILL OPPOSE THIS PROPOSAL IF IT IS INTRODUCED AT THE 2017 ANNUAL MEETING AND RECOMMENDS A VOTE *AGAINST* THIS PROPOSAL FOR THE FOLLOWING REASONS:

The Company is an active participant in the political process at all levels of government and seeks to promote political interests that are aligned with the business interests of the Company, its shareholders and its members. We agree that transparency and accountability with respect to political expenditures are important. That is why the Company publishes annually its Political Contributions and Related Activity Report. Our 2015 report is available on our website at **http://www.aetna.com/about-aetna-insurance/ document-library/pac/2015-aetna-pac-annual-report. pdf**. The 2016 report will become available after it has been reviewed by the Audit Committee.

The Company complies fully with all state and federal laws concerning the disclosure of its political and lobbying activity. In addition, it makes available additional information beyond that required by current laws and regulations. The Company was ranked in the top tier of the 2016 Center for Political Accountability CPA-Zicklin Index for Corporate Political Accountability and Disclosure ("Zicklin Index"), ahead of many of its managed healthcare competitors. The Zicklin Index, which places companies into one of 5 tiers based on political contributions disclosure practices, is intended to provide a comprehensive portrait of the disclosure practices of companies listed in the S&P 500 index.

With respect to oversight, the Company's Audit Committee reviews the Company's Political Contributions and Related Activity Report prior to publication. In addition, management regularly discusses public policy issues and political activities with our full Board. Given the importance of public policy to the health care industry and our business, our Board will continue to exercise oversight with respect to public policy matters.

We believe that the information currently available to shareholders is easily accessible and understandable and, coupled with the oversight of the Company's political activities by the Board, is in the best interest of the Company. As a result, we do not believe additional disclosure is warranted at this time.

A shareholder proposal seeking political contribution disclosure similar (but not identical) to the Proposal was presented to shareholders at our 2016, 2015, 2014 and 2012 annual shareholder meetings. At those meetings 74.5%, 70.99%, 72.84% and 89.98% of the votes cast at the respective meetings were voted *against* the proposal, reflecting our shareholders' agreement that our current disclosure practices meet or exceed their expectations.

For these reasons, the Board opposes this proposal and recommends a vote AGAINST the proposal.

If you complete the enclosed proxy card, unless you direct to the contrary on that card, the shares represented by that proxy card will be voted AGAINST the foregoing proposal.

PROPOSAL **VI(B)**	**Shareholder Proposal - Annual Report on Gender Pay Gap**
	The Comptroller of the City of New York, Scott M. Stringer, custodian and a trustee of the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, The New York City Teachers' Retirement System, and the New York City Police Pension Fund, and custodian of the New York City Board of Education Retirement System (the "Systems"), 1 Centre Street, New York, NY 10007-2341 (owner of Common Stock valued in excess of $2,000), has advised Aetna that he plans to present the following proposal at the Annual Meeting. The proposal is included in this Proxy Statement pursuant to the rules of the SEC.

RESOLVED: Shareholders request that Aetna, Inc. report annually to the board and shareholders, identifying whether there exists a gender pay gap among the company's employees, and if so, the measures being taken (policies, programs, goals etc.) to eliminate any such pay disparities and to facilitate an environment that promotes opportunities for equal advancement for women. The gender pay gap is defined as the difference between male and female earnings expressed as a percentage of male earnings according to the Organization for Economic Cooperation and Development. The report should be prepared by December 2017 at reasonable cost and omit proprietary information.

Supporting Statement

Women earn about 78 cents for every dollar earned by their male peers. Differences in age, education, years of experience etc. may explain some of this difference. However, a study by Glassdoor (*Demystifying the Gender Pay Gap*) of over 500,000 self-reported salary data points on its website shows that even after adjusting for these factors, there is an unexplained, statistically significant pay gap of 5.4% (the adjusted gender pay gap) between men and women in the US.

The study also revealed that the healthcare and insurance industries both have an adjusted gender pay gap of 7.2% - the largest of 25 industries studied. This means that women earn about 93 cents for every dollar earned by men "*working in the same job title, same company, and with similar background and experience*," (**https://research-content. glassdoor.com/app/uploads/sites/2/2016/03/Glassdoor-Gender-Pay-Gap-Study.pdf**).
This gap is 33% higher than the average adjusted gender pay gap for the US.

The gender pay gap is real - salesforce.com commissioned an analysis of its salaries and spent $3 million correcting for statistically significant gender-based salary differences for 6% of its workforce.

Many studies conclude that diversity matters to company performance. Gender and ethnically diverse companies are likely to outperform by 15% and 35% respectively (**http://www.mckinsey.com/business-functions/ organization/our-insights/why-diversity-matters**). This raises concerns about whether companies are positioned to attract the best talent, if similar work is not being equally compensated.

The gender pay gap is attracting attention. The Paycheck Fairness Act, which seeks to strengthen existing equal pay regulations, is pending in Congress; the President has taken executive actions, and 57 companies have signed the White House Equal Pay Pledge. Companies that file EE0-1 data on the breakdown of their workforce by race/ethnicity and gender across ten job categories, will soon have to submit compensation data across 12 pay bands. Massachusetts and NYC are taking actions to ban employers from asking applicants about previous pay.

Despite progress, pay inequity and advancement opportunities remain concerns for the healthcare industry in which the Company operates. Women comprise 78% of the healthcare workforce but remain underrepresented at the leadership level. At Fortune 500 healthcare companies, women represent only about 20% of executive leadership and 63% of these companies have less than 25% women on their boards (**https://rockhealth.com/the-state-of-healthcare-gender-diversity-2016/**).

The affirmative vote of a majority of the votes cast is required for approval of the foregoing proposal.

Company Response

THE BOARD OF DIRECTORS WILL OPPOSE THIS PROPOSAL IF IT IS INTRODUCED AT THE 2017 ANNUAL MEETING AND RECOMMENDS A VOTE *AGAINST* THIS PROPOSAL FOR THE FOLLOWING REASONS:

Aetna believes a strong focus on diversity and inclusion ("D&I") provides the Company with an important competitive advantage. Diversity in our workforce is essential to gaining insights into the members we serve and finding new and better ways to allow our members to live more healthy days. Gender equality is a primary focus within our overall D&I strategy, and we are committed to diversity and equal employment opportunities in all areas of our business, including hiring and compensation.

Accountability for D&I at Aetna starts at the top. Our Chairman and CEO is the executive sponsor of women's advancement at the Company. Fifty percent of our Board members are women or come from a diverse background (four of 12 of our Directors are women). In 2015, we appointed Karen S. Lynch as the first woman President in our Company's nearly 165-year history.

Aetna's compensation programs are designed to prevent gender pay differences by setting pay targets by job class. Pay targets are set using market pay data collected from industry surveys. Pay equity reviews are

conducted periodically to help us understand whether our compensation structure is appropriate. Pay decisions are based on individual performance and, at the senior executive level, pay decisions are reviewed and approved by the Compensation Committee. Further, as a Federal Contractor, the Company is subject to periodic audits by the Office of Federal Contract Compliance Programs ("OFCCP") which, among others items, reviews compliance with laws and regulations prohibiting discrimination.

Aetna's 2016 Corporate Social Responsibility ("CSR") Report **www.aetna.com/about-aetna-insurance/document-library/corporate-responsibility.pdf** includes detailed information about our workforce demographics and provides information on our comprehensive D&I efforts. In addition, the Company files EEO-1 reports annually that provide information about our workforce demographics.

Some of the items highlighted in the 2016 CSR Report include:

- 75% of our workforce are women;
- Our turnover rate for women has decreased by 2.5% over the past two years and is below the Company average for all employees;
- 33% of our U.S. executives are women, an increase of 8% over the past 4 years;

- Our Women's Leadership Alliance, launched in 2012, was established to accelerate the advancement of women in senior manager and executive positions and create a culture for talent and development; and
- In 2016, the Company was included in the Diversity Inc. list of Top 50 Companies for Diversity and was named a Top 50 Company for Executive Women by the National Association for Female Executives.

We report annually to the Board of Directors regarding our D&I strategy and related programs and have included diversity metrics into our incentive compensation programs to drive execution and accountability.

Aetna remains committed to ongoing efforts to promote diversity, inclusion and equality. We do not believe the additional reporting required by this proposal would enhance our existing efforts to foster a fair, equal and inclusive workforce.

For these reasons, the Board opposes this proposal and recommends a vote AGAINST the proposal.

If you complete the enclosed proxy card, unless you direct to the contrary on that card, the shares represented by that proxy card will be voted AGAINST the foregoing proposal.

QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND THE ANNUAL MEETING

Why Am I Receiving This Proxy Statement?

The Board is providing these proxy materials to you in connection with the solicitation by the Board of proxies to be voted at Aetna's Annual Meeting of Shareholders that will take place at 9:30 a.m. Central time on May 19, 2017, and any adjournments or postponements of the Meeting. You are invited to attend the Annual Meeting and are requested to vote on the proposals described in this Proxy Statement. A notice of the Internet availability of proxy materials or the proxy materials and an enclosed proxy card are being mailed to shareholders beginning on or about April 7, 2017.

Why Did I Receive in the Mail a Notice of the Internet Availability of Proxy Materials?

You received in the mail either a notice of the Internet availability of proxy materials or a printed Proxy Statement and 2016 Annual Report on Form 10-K because you owned Aetna common shares at the close of business on March 17, 2017, the RECORD DATE, and that entitles you to vote at the Annual Meeting. The Board is soliciting your proxy to vote at the Annual Meeting or at any later meeting if the Annual Meeting is adjourned or postponed for any reason. Your proxy will authorize specified people (proxies) to vote on your behalf at the Annual Meeting. By use of a proxy, you can vote whether or not you attend the meeting.

This Proxy Statement describes the matters on which Aetna would like you to vote, provides information on those matters, and provides information about Aetna that we must disclose when we solicit your proxy.

Pursuant to rules adopted by the SEC, we have elected to provide access to our proxy materials over the Internet to many shareholders. We believe that Internet delivery of our proxy materials allows us to provide our shareholders with the information they need, while lowering the costs of delivery and reducing the environmental impact of our Annual Meeting. Accordingly, we are sending a Notice of Internet Availability of Proxy Materials, which we refer to as the "Notice", to many of our shareholders (including beneficial owners) as of the Record Date. Our shareholders who receive the Notice will have the ability to access the proxy materials on a website referred to in the Notice or request to receive a printed set of the proxy materials. The Notice contains instructions on how to access the proxy materials over the Internet or to request a printed copy. In addition, shareholders may request to receive proxy materials in printed form by mail or electronically by e-mail on an ongoing basis by calling Broadridge Financial Solutions, Inc. ("Broadridge") at 1-800-579-1639. Please note that you may not vote using the Notice. The Notice identifies the items to be voted on at the Annual Meeting and describes how to vote, but you cannot vote by marking the Notice and returning it.

Are the Proxy Materials Available Online?

Yes. As described in more detail in response to the prior question, most shareholders will receive the Proxy Statement online. If you received a paper copy, you can also view these documents on the Internet at **www.proxyvote.com**.

What Information Is Contained in These Materials?

This Proxy Statement provides you with information about Aetna's governance structure, our Director nominating process, the proposals to be voted on at the Annual Meeting, the voting process, the compensation of our Directors and our named executive officers, and certain other required information.

What Proposals Will Be Voted on at the Annual Meeting?

There are seven items scheduled to be voted on at the Annual Meeting:

- Election of the 12 nominees named in this Proxy Statement as Directors of Aetna for the coming year.
- Approval of the appointment of KPMG LLP as the Company's independent registered public accounting firm for the year 2017.
- Approval of the proposed amendment of the Amended Aetna Inc. 2010 Stock Incentive Plan.

- Approval of the Company's executive compensation on a non-binding advisory basis.
- A non-binding advisory vote on the Frequency of the Vote on Executive Compensation.
- Consideration of a shareholder proposal relating to direct and indirect lobbying disclosure.
- Consideration of a shareholder proposal relating to an annual report identifying whether there exists a gender pay gap among the Company's employees.

What Are Aetna's Voting Recommendations?

The Board recommends that you vote your shares as follows:

- FOR each of Aetna's nominees to the Board;
- FOR the approval of the appointment of KPMG LLP as the Company's independent registered public accounting firm for the year 2017;
- FOR the approval of the proposed amendment of the Amended Aetna Inc. 2010 Stock Incentive Plan;

- FOR the approval of the Company's executive compensation on a non-binding advisory basis; and
- AGAINST each of the shareholder proposals.

The Board does not have a recommendation with respect to the frequency of the vote on executive compensation.

Which of My Shares Can I Vote?

You may vote all Common Stock that you owned as of the close of business on March 17, 2017, the RECORD DATE. These shares include those (1) held directly in your name as the SHAREHOLDER OF RECORD, including shares purchased through Aetna's Computershare Investment Plan, and (2) held for you as the BENEFICIAL OWNER through a stockbroker, bank or other holder of record.

What Is the Difference Between Holding Shares as a Shareholder of Record and as a Beneficial Owner?

Many Aetna shareholders hold their shares through a stockbroker, bank or other holder of record rather than directly in their own names. As summarized below, there are some distinctions between shares held of record and those owned beneficially:

- SHAREHOLDER OF RECORD — If your shares are registered directly in your name with Aetna's transfer agent, Computershare Trust Company, N.A. (the "Transfer Agent"), you are considered the shareholder of record with respect to those shares, and Aetna is sending these proxy materials or the Notice directly to you. As the shareholder of record, you have the right to grant your voting proxy to the persons appointed by Aetna, to vote in person at the Annual Meeting or to grant your voting proxy to your representative. Aetna has enclosed a proxy card for you to use. Any shares held for you under Aetna's Computershare Investment Plan are included on the enclosed proxy card.

- BENEFICIAL OWNER — If your shares are held in a stock brokerage account or by a bank or other holder of record, you are considered the beneficial owner of shares held in "street name," and these proxy materials or the Notice are being forwarded to you by your broker or other nominee who is considered the shareholder of record with respect to those shares. As the beneficial owner, you have the right to direct your broker or other nominee on how to vote your shares, and you also are invited to attend the Annual Meeting. However, since you are not the shareholder of record, you may not vote these shares in person at the Annual Meeting unless you bring with you to the Annual Meeting a proxy, executed in your favor, from the shareholder of record. Your broker or other nominee also is obligated to provide you with a voting instruction card for you to use to direct them as to how to vote your shares.

How Can I Vote My Shares Before the Annual Meeting?

Whether you hold shares directly as the shareholder of record or beneficially in street name, you may vote before the Annual Meeting by granting a proxy to each of Ellen M. Hancock, Richard J. Harrington and Edward J. Ludwig or, for shares you beneficially own, by submitting voting instructions to your broker or other nominee. Shareholders have a choice of voting by using the Internet, by calling a toll-free telephone number within the United States or Puerto Rico, or by completing a proxy or voting instruction card and mailing it in the postage-paid envelope provided. Please refer to the summary instructions below and carefully follow the instructions included on your Notice, your proxy card or, for shares you beneficially own, the voting instruction card provided by your broker or other nominee. Please note that you may not vote using the Notice. The Notice identifies the items to be voted on at the Annual Meeting and describes how to vote, but you cannot vote by marking the Notice and returning it.

 **VIA THE INTERNET***
Go to **www.proxyvote.com** and follow the instructions

 **BY MAIL****
Mark, sign, date and return your proxy card, or, for shares held in street name, the voting instruction card provided by your broker or other nominee and mail it back to your broker or other nominee in accordance with their instructions

 **BY TELEPHONE***
Call toll-free on a touchtone telephone 1-800-690-6903 inside the United States or Puerto Rico and follow the instructions

 **IN PERSON**
Attend the Annual Meeting in Chicago, IL

*	You will need to have your proxy card (or the Notice or the e-mail message you receive with instructions on how to vote) in hand when you access the website or call.

    The Internet and telephone voting procedures are designed to authenticate shareholders and to allow shareholders to confirm that their instructions have been properly recorded. In order to provide shareholders of record with additional time to vote their shares while still permitting an orderly tabulation of votes, Internet and telephone voting for these shareholders will be available until 11:59 p.m. Eastern time on May 18, 2017.

**	***If you provide specific voting instructions, your shares will be voted as you instruct. If you sign and date your proxy or voting instruction card but do not provide instructions, your shares will be voted as described under "What If I Return My Proxy Card or Voting Instruction Card But Do Not Provide Voting Instructions?" on page 80.***

How Can I Vote the Shares I Hold Through the 401(k) Plan?

We maintain the 401(k) Plan for our employees. Participants in the 401(k) Plan who receive this Proxy Statement in their capacity as participants in the 401(k) Plan will receive voting instruction cards instead of proxy cards. The voting instruction card directs the trustee of the 401(k) Plan to vote the shares shown on the card as indicated on the card. Shares held through the 401(k) Plan may be voted by using the Internet, by calling a toll-free telephone number or by marking, signing and dating the voting instruction card and mailing it to the trustee of the 401(k) Plan in accordance with the trustee's instructions. Internet and telephone voting of shares held through the 401(k) Plan will be available until 11:59 p.m. Eastern time on May 16, 2017. Shares held through the 401(k) Plan for which no instructions are received will be voted by the trustee of the 401(k) Plan in the same percentage as the shares held through the 401(k) Plan for which the trustee receives voting instructions. You may not vote the shares you hold through the 401(k) Plan at the Annual Meeting.

How Can I Vote the Shares I Acquired Through an Aetna Employee Stock Purchase Plan?

You hold the Common Stock you acquired through any of Aetna's employee stock purchase plans as the beneficial owner of shares held in street name. You can vote these shares as described above under "How Can I Vote My Shares Before the Annual Meeting?"

Can I Change My Vote?

Yes. For shares you hold directly in your name, you may change your vote by (1) signing another proxy card with a later date and delivering it to us before the date of the Annual Meeting, (2) submitting revised votes over the Internet or by telephone before 11:59 p.m. Eastern time on May 18, 2017, or (3) attending the Annual Meeting in person and voting your shares at the Annual Meeting. The last-dated proxy card or Internet or telephone vote will be the only one that counts. Attendance at the Annual Meeting will not cause your previously granted proxy or Internet or telephone vote

to be revoked unless you specifically so request. You may revoke your proxy by providing written notice to Aetna's Corporate Secretary at 151 Farmington Avenue, RW61, Hartford, CT 06156. For shares you hold beneficially, you may change your vote by submitting new voting instructions to your broker or other nominee in accordance with the instructions you receive from your broker or other nominee and in a manner that allows your broker or other nominee sufficient time to process your new instructions and vote your shares.

Can I Vote at the Annual Meeting?

You may vote your shares at the Annual Meeting if you attend in person. You may vote the shares you hold directly in your name by completing a ballot at the Annual Meeting. You may only vote the shares you hold in street name at the

Annual Meeting if you bring with you to the Annual Meeting a proxy, executed in your favor, from the shareholder of record. You may not vote the shares you hold through the 401(k) Plan at the Annual Meeting.

How Can I Vote on Each Proposal?

In the election of Directors, you may vote FOR or AGAINST or ABSTAIN with respect to each of the Director nominees. For all other proposals, except the non-binding advisory vote on the frequency of a vote on executive compensation, you may vote FOR or AGAINST or ABSTAIN. For the non-binding advisory vote on the frequency of a vote on executive

compensation, you may vote to have a vote on executive compensation every 1, 2 or 3 years, or you may ABSTAIN. For a discussion of the votes needed to approve each proposal, see "What Is the Voting Requirement to Approve Each of the Proposals, and How Will Votes Be Counted?" on page 82.

What If I Return My Proxy Card or Voting Instruction Card But Do Not Provide Voting Instructions?

If you sign and date your proxy card with no further instructions, your shares will be voted:

- FOR the election as Directors of each of the nominees named on pages 14 through 21 of this Proxy Statement;
- FOR the approval of the appointment of KPMG LLP as the Company's independent registered public accounting firm for the year 2017;
- FOR the approval of the proposed amendment of the Amended Aetna Inc. 2010 Stock Incentive Plan;
- FOR the approval of the Company's executive compensation on a non-binding advisory basis;

- The shares represented by that proxy card will NOT BE VOTED on the frequency of the vote on executive compensation on a non-binding advisory basis; and
- AGAINST each of the shareholder proposals.

If you sign and date your broker voting instruction card with no further instructions, your shares will be voted as described on your broker voting instruction card.

If you sign and date 401(k) Plan voting instruction card with no further instructions, all shares you hold through the 401(k) Plan will be voted by the trustee of the 401(k) Plan in the same percentage as the shares held through the 401(k) Plan for which the trustee receives voting instructions.

What If I Don't Return My Proxy Card or Voting Instruction Card and Don't Vote By Internet or Phone?

If you do not return your proxy card and do not vote by Internet or phone, shares that you hold directly in your name (i.e., shares for which you are the shareholder of record) will not be voted at the Annual Meeting. If you do not return your voting instruction card and do not vote by Internet or phone, shares that you beneficially own that are held in the name of a brokerage firm or other nominee may be voted in certain circumstances even if you do not provide the brokerage firm with voting instructions. Under NYSE rules, brokerage firms have the authority to vote shares for which their customers do not provide voting instructions on certain routine matters. The approval of the appointment of KPMG LLP as the Company's independent registered public accounting firm for the year 2017 is considered a routine matter for which brokerage firms may vote uninstructed shares. The election of Directors; the approval of the proposed amendment to the Amended Aetna Inc. 2010 Stock Incentive Plan to increase the number of shares authorized to be issued under the Plan; the approval of the Company's executive compensation on a non-binding advisory basis; the non-binding advisory vote on the frequency of the vote on executive compensation; and each of the shareholder proposals to be voted on at the Annual Meeting are not considered routine under the applicable rules, and therefore brokerage firms may not vote uninstructed shares on any of those proposals. Any uninstructed shares you hold through the 401(k) Plan will be voted by the trustee of the 401(k) Plan in the same percentage as the shares held through the 401(k) Plan for which the trustee receives voting instructions.

What Does It Mean If I Receive More Than One Set of Proxy Materials?

It means your shares are registered differently or are in more than one account. Please provide voting instructions for all of the Notices and proxy and voting instruction cards you receive.

What Should I Do If I Want to Attend the Annual Meeting?

The Annual Meeting will be held at the Waldorf Astoria Chicago, in Chicago, IL. Directions to the Waldorf Astoria Chicago, in Chicago, IL, are on page C-1. The Annual Meeting is open to all shareholders as of the RECORD DATE (the close of business on March 17, 2017) or their authorized representatives. Anyone who attends the Annual Meeting must have an admission ticket. Follow the instructions below under "How Can I Obtain an Admission Ticket For the Annual Meeting?" to obtain an admission ticket.

How Can I Obtain an Admission Ticket For the Annual Meeting?

In accordance with Aetna's security procedures, anyone wishing to attend the Annual Meeting must have an admission ticket issued in his or her name and present your ticket and valid government issued photo identification to be admitted to the Annual Meeting. Admission is limited to:

- Shareholders at the close of business on March 17, 2017;
- One authorized proxy holder of a shareholder of record at the close of business on March 17, 2017; or
- One authorized representative of a shareholder of record who has been designated in writing to present a shareholder proposal.

You must provide evidence of your ownership of shares with your ticket request and follow the requirements for obtaining an admission ticket specified in the "ADMISSION AND TICKET REQUEST PROCEDURE" on page 87. **Aetna's Corporate Secretary must receive your request for an admission ticket on or before May 12, 2017.**

No weapons, cameras, audio or video recording equipment, electronic devices, large bags, briefcases or packages will be permitted in the Annual Meeting. Please note that, for security reasons, all bags may be searched, and all persons who attend the Annual Meeting may be required to pass through a metal detector. We will be unable to admit anyone to the Annual Meeting who does not comply with these security procedures. No one will be admitted to the Annual Meeting once the meeting has commenced.

Can I Listen to the Annual Meeting If I Don't Attend in Person?

Yes. You can listen to the live audio webcast of the Annual Meeting by going to Aetna's Internet website at **www.aetna.com/investor** and then clicking on the link to the webcast.

Where Can I Find the Voting Results of the Annual Meeting?

We will publish the voting results of the Annual Meeting in a Current Report on Form 8-K within four business days after the Annual Meeting, and you will be able to find this report on Aetna's Internet website at **www.aetna.com/investor**.

What Class of Shares Is Entitled to Be Voted?

Each share of Common Stock outstanding as of the RECORD DATE (the close of business on March 17, 2017) is entitled to one vote at the Annual Meeting. At the close of business on March 17, 2017, 331,724,079 shares of Common Stock were outstanding.

How Many Shares Must Be Present to Hold the Annual Meeting?

A majority of the shares of Common Stock outstanding as of the RECORD DATE (the close of business on March 17, 2017) must be present in person or by proxy for us to hold the Annual Meeting and transact business. This is referred to as a quorum. Shares subject to broker nonvotes are counted as present for the purpose of determining the presence of a quorum if the broker votes the shares on a routine matter, such as the appointment of the Company's independent registered public accounting firm. Generally, broker nonvotes occur when shares held by a broker for a beneficial owner are not voted with respect to a particular proposal because the proposal is not a routine matter, and the broker has not received voting instructions from the beneficial owner of the shares. If you abstain from voting on one or more proposals, your shares will be counted as present for purposes of determining the presence of a quorum even if you abstain on all proposals.

What Is the Voting Requirement to Approve Each of the Proposals, and How Will Votes Be Counted?

Under Pennsylvania corporation law and Aetna's Articles of Incorporation and By-Laws, the approval of any corporate action taken at the Annual Meeting is based on votes cast. For the proposals that will be considered at the Annual Meeting, other than the proposed amendment of the Amended Aetna Inc. 2010 Stock Incentive Plan to increase the number of shares authorized to be issued under the Plan (the "Plan Proposal") and the non-binding advisory vote on the frequency of the vote on executive compensation, shareholder approval occurs if the votes cast "for" the proposal exceed the votes cast "against" the proposal. "Votes cast" on these proposals means votes "for" or "against" a particular proposal, whether by proxy or in person. Abstentions and broker nonvotes are not considered "votes cast" on these proposals and therefore have no effect on the outcome. In uncontested elections, Directors are elected by a majority of votes cast. As described in more detail on page 2 under "Director Elections — Majority Voting Standard," in uncontested elections, Aetna's Corporate Governance Guidelines require any incumbent Director nominee who receives more "against" votes than "for" votes to promptly submit his or her resignation for consideration by the Nominating Committee and the Board.

The vote necessary to approve the Plan Proposal, including the impact of abstentions and broker nonvotes, is subject to additional NYSE rules. For the Plan Proposal, under NYSE rules, shareholder approval occurs if a majority of votes cast are "for" the Plan Proposal. Under NYSE rules, "votes cast" on the Plan Proposal consist of votes "for" or "against" the Plan Proposal as well as abstentions. As a result, abstentions have the effect of a vote "against" the Plan Proposal. Broker nonvotes are not considered "votes cast" and therefore have no effect on the number of votes cast on the Plan Proposal.

For the non-binding advisory vote on the frequency of the vote on executive compensation, the choice that receives the majority of the votes cast will be considered approved. Abstentions and broker nonvotes are not considered "votes cast" on this proposal and therefore have no effect on the outcome. Even if no choice receives the required majority vote approval, the Board will take into account all voting results.

If you are a beneficial owner and do not provide the shareholder of record with voting instructions, your shares may constitute broker nonvotes, as described under "How Many Shares Must Be Present to Hold the Annual Meeting?" above.

Who Will Bear the Cost of Soliciting Votes For the Annual Meeting?

Aetna will pay the entire cost of preparing, assembling, printing, mailing and distributing these proxy materials and the Notice, except that you will pay for Internet access if you choose to access these proxy materials over the Internet. In addition to the mailing of these proxy materials, the solicitation of proxies or votes may be made in person, by telephone or by electronic communication by our Directors, officers and employees, none of whom will receive any additional compensation for such solicitation activities. We also have hired Georgeson LLC to assist us in the solicitation of votes for a fee of $22,000 plus reasonable out-of-pocket expenses for these services, which vary from year to year. We also will reimburse brokerage houses and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses for forwarding proxy and solicitation materials to beneficial owners of Common Stock and obtaining their voting instructions.

Does Aetna Allow Shareholders to Choose to View Annual Reports to Shareholders and Proxy Statements Via the Internet?

Yes. Aetna allows shareholders of record to choose to view future annual reports to shareholders and proxy statements via the Internet instead of receiving paper copies of these documents in the mail. The 2017 Aetna Inc. Notice of Annual Meeting and Proxy Statement and Aetna's 2016 Annual Report on Form 10-K are available on the Internet at www.proxyvote.com. Under Pennsylvania law, Aetna may provide shareholders who give Aetna their e-mail addresses with electronic notice of its shareholder meetings as described below.

If you are a shareholder of record, you can choose to view annual reports to shareholders and proxy statements via the Internet and save Aetna the cost of producing and mailing these documents in the future by following the instructions under "How Do I Elect to View Annual Reports to Shareholders and Proxy Statements Via the Internet?" below. If you hold your shares through a stockbroker, bank or other holder of record, check the information provided by that entity for instructions on how to elect to view future notices of shareholder meetings, proxy statements and annual reports via the Internet.

If you are a shareholder of record and choose to receive future notices of shareholder meetings by e-mail and view future annual reports and proxy statements over the Internet, you must supply an e-mail address, and you will receive your notice of the meeting by e-mail when those materials are posted. The notice you receive will include instructions and contain the Internet address for those materials.

Many shareholders who hold their shares through a stockbroker, bank or other holder of record and elect electronic access will receive an e-mail containing the Internet address to access Aetna's notices of shareholder meetings, proxy statements and annual reports when those materials are posted.

How Do I Elect to View Annual Reports to Shareholders and Proxy Statements Via the Internet?

If you are a shareholder of record and are interested in receiving future notices of shareholder meetings by e-mail and viewing future annual reports and proxy statements on the Internet instead of receiving paper copies of these documents, you may elect this option when voting via the Internet by going to **www.proxyvote.com** and following the instructions. You will need to have your proxy card (or the Notice or the e-mail message you receive with instructions on how to vote) in hand when you access the website.

What If I Get More Than One Copy of Aetna's Annual Report?

Aetna's 2016 Annual Report on Form 10-K is being mailed to shareholders in advance of, or together with, this Proxy Statement. If you hold Aetna shares in your own name and received more than one copy of the Aetna's 2016 Annual Report on Form 10-K at your address and wish to reduce the number of reports you receive and save Aetna the cost of producing and mailing these reports, you should contact Aetna's Transfer Agent at 1-800-446-2617 to discontinue the mailing of reports on the accounts you select. At least one account at your address must continue to receive an annual report, unless you elect to view future annual reports over the Internet. The mailing of dividend checks, dividend reinvestment statements, proxy materials and special notices will not be affected by your election to discontinue duplicate mailings of annual reports. Registered shareholders may resume the mailing of an annual report to an account by

calling Aetna's Transfer Agent at 1-800-446-2617. If you own shares through a stockbroker, bank or other holder of record and received more than one Aetna 2016 Annual Report on Form 10-K, please contact the holder of record to eliminate duplicate mailings.

"Householding" occurs when a single copy of our annual report and proxy statement is sent to any household at which two or more shareholders reside if they appear to be members of the same family. This procedure reduces

our printing and mailing costs and fees. Shareholders who participate in householding will continue to receive separate proxy cards, and householding will not affect the mailing of account statements or special notices in any way. In 2016, we began householding for registered shareholders. If you are a registered shareholder, please check the appropriate box on your proxy card or select the householding option when you vote by Internet or phone if you would like to participate in our householding program. A number of brokerage firms have instituted householding for shares held in street name.

What If a Director Nominee Is Unwilling or Unable to Serve?

If for any reason one or more of Aetna's nominees is not available to be a candidate for Director, the persons named as proxy holders on your proxy card may vote your shares for

such other candidate or candidates as may be nominated by the Board, or the Board may reduce the number of Directors to be elected.

What Happens If Additional Proposals Are Presented at the Meeting?

Other than the election of Directors and the other proposals described in this Proxy Statement, Aetna has not received proper notice of, and is not aware of, any matters to be presented for a vote at the Annual Meeting. If you grant a proxy using your proxy card, the persons named as proxies on your proxy card, or any of them, will have discretion

to, and intend to, vote your shares according to their best judgment on any and all additional proposals or other matters properly presented for a vote at the Annual Meeting, including, among other things, consideration of a motion to adjourn the Annual Meeting to another time or place.

Can I Propose Actions for Consideration at Next Year's Annual Meeting of Shareholders or Nominate Individuals to Serve as Directors?

Yes. You can submit proposals for consideration at future annual meetings, including Director nominations.

- **SHAREHOLDER PROPOSALS:** In order for a shareholder proposal to be considered for inclusion in Aetna's proxy statement for the 2018 Annual Meeting, the written proposal must be RECEIVED by Aetna's Corporate Secretary no later than the close of business Eastern time on December 8, 2017. Such proposals must be sent to: Corporate Secretary, Aetna Inc., 151 Farmington Avenue, RW61, Hartford, CT 06156. Such proposals also will need to comply with the SEC's rules and regulations, namely Rule 14a-8 under the Securities Exchange Act of 1934, as amended, regarding the inclusion of shareholder proposals in Aetna-sponsored proxy materials.

  In order for a shareholder proposal to be raised from the floor during the 2018 Annual Meeting instead of being submitted for inclusion in Aetna's proxy statement, the shareholder's written notice must be RECEIVED by Aetna's Corporate Secretary at least 90 calendar days before the date of the 2018 Annual Meeting and must contain the information required by Aetna's By-Laws. Please note that the 90-day

advance notice requirement relates only to matters a shareholder wishes to bring before the 2018 Annual Meeting from the floor. It does not apply to proposals a shareholder wishes to have included in Aetna's proxy statement; that procedure is explained in the immediately preceding paragraph.

- **NOMINATION OF DIRECTOR CANDIDATES:** You may propose Director candidates for consideration by the Nominating Committee. In addition, Aetna's By-Laws permit shareholders to nominate Directors for consideration at a meeting of shareholders at which one or more Directors are to be elected. In order to nominate a Director candidate at the 2018 Annual Meeting, the shareholder's written notice must be RECEIVED by Aetna's Corporate Secretary at least 90 calendar days before the date of the 2018 Annual Meeting and must contain the information required by Aetna's By-Laws. (Please see "Consideration of Director Nominees-Director Qualifications" on page 11 for a description of qualifications that the Board believes are required for Board nominees.)

- **COPY OF BY-LAW PROVISIONS:** You may contact the Corporate Secretary at Aetna's headquarters, 151 Farmington Avenue, RW61, Hartford, CT 06156, for a copy of the relevant provisions of Aetna's By-Laws regarding the requirements for making shareholder proposals and nominating Director candidates. You also can visit Aetna's website at **www.aetna.com/governance** to review and download a copy of Aetna's By-Laws.

Can Shareholders Ask Questions at the Annual Meeting?

Yes. You can ask questions regarding each of the items to be voted on when those items are discussed at the Annual Meeting. Shareholders also will have an opportunity to ask questions of general interest at the end of the Annual Meeting.

Who Counts the Votes Cast at the Annual Meeting?

Votes are counted by employees of Broadridge Financial Solutions, Inc. and certified by the judge of election for the Annual Meeting who is an employee of Governance Consulting Services, LLC, an independent consultant of Broadridge Financial Solutions, Inc. The judge will determine the number of shares outstanding and the voting power of each share, determine the shares represented at the Annual Meeting, determine the existence of a quorum, determine the validity of proxies and ballots, count all votes and determine the results of the actions taken at the Annual Meeting.

Is My Vote Confidential?

Yes. The vote of each shareholder is held in confidence from Aetna's Directors, officers and employees except (a) as necessary to meet applicable legal requirements (including stock exchange listing requirements) and to assert or defend claims for or against Aetna and/or one or more of its consolidated subsidiaries, (b) as necessary to assist in resolving any dispute about the authenticity or accuracy of a proxy card, consent, ballot, authorization or vote, (c) if there is a contested proxy solicitation, (d) if a shareholder makes a written comment on a proxy card or other means of voting or otherwise communicates to management, or (e) as necessary to obtain a quorum.

ADDITIONAL INFORMATION

Contact Information

If you have questions or need more information about the Annual Meeting, write to:

Office of the Corporate Secretary
Aetna Inc.
151 Farmington Avenue, RW61
Hartford, CT 06156
or email us at *shareholderrelations@aetna.com*.

For information about your record holdings or Computershare Investment Plan account, call Computershare Trust Company, N.A. at 1-800-446-2617 or access your account via the Internet at **www.computershare.com/ investor**. We also invite you to visit Aetna's website at

www.aetna.com. Website addresses, hyperlinks and QR codes are included for reference only. The information contained on websites referred to and/or linked to in this Proxy Statement (other than Aetna's website to the extent specifically referred to herein as required by the SEC's rules) is not part of this proxy solicitation and is not incorporated by reference into this Proxy Statement or any other proxy materials. References to competitors and other companies throughout this Proxy Statement are for illustrative or comparison purposes only and do not indicate that these companies are Aetna's only competitors or are Aetna's closest competitors.

Financial Statements

Aetna's 2016 Annual Report on Form 10-K includes the Report of Independent Registered Public Accounting Firm, which includes an opinion on the Company's consolidated financial statements as of December 31, 2016 and 2015 and for each of the three years in the three-year period ending December 31, 2016, as well as an opinion on the effectiveness of the Company's internal control over financial reporting as of December 31, 2016. Aetna's Annual Report on Form 10-K also contains Management's Discussion and Analysis of Financial Condition and Results of Operations

together with the Consolidated Financial Statements and related Notes as of December 31, 2016 and 2015 and for each of the three years in the three-year period ending December 31, 2016. Other information provided in Aetna's Annual Report on Form 10-K includes Management's Report on Internal Control Over Financial Reporting, Selected Financial Data for the most recent five years, Quarterly Financial Data for 2016 and 2015 and a Corporate Performance Graph.

SEC Form 10-K

Shareholders may obtain a copy of Aetna's 2016 Annual Report on Form 10-K filed with the SEC, including the financial statements and the financial statement schedules, without charge by calling 1-800-237-4273,

by visiting Aetna's website at www.aetna.com or by mailing a written request to Judith H. Jones, Aetna's Corporate Secretary, at 151 Farmington Avenue, RW61, Hartford, CT 06156.

By order of the Board of Directors,

Judith H. Jones
Vice President and Corporate Secretary
April 7, 2017

ADMISSION AND TICKET REQUEST PROCEDURE

Admission

Admission is limited to shareholders of record at the close of business on March 17, 2017, or one individual designated as a shareholder's authorized proxy holder or one representative designated in writing to present a shareholder proposal. In each case, the individual must have an admission ticket and valid government issued photo identification (e.g., a driver's license or a passport) to be admitted to the Annual Meeting.

Ticket Request Deadline

Ticket requests must include all information specified in the applicable table below and be submitted in writing and received by Aetna on or before May 12, 2017. No requests will be processed after that date.

To Submit a Request

Submit ticket requests by mail to Office of the Corporate Secretary, 151 Farmington Avenue, RW61, Hartford, CT 06156 or by facsimile to 860-293-1361. Ticket requests will not be accepted by telephone or e-mail.

Authorized Proxy Representative

A shareholder may appoint one representative to attend the Annual Meeting and/or vote on his/her behalf. The admission ticket must be requested by the shareholder but will be issued in the name of the authorized representative. Individuals holding admission tickets that are not issued in their name will not be admitted to the Annual Meeting. The shareholder information specified below and a written proxy authorization must accompany the ticket request.

Proponent of a Shareholder Proposal

For each shareholder proposal included in this Proxy Statement, the shareholder sponsor should notify the Company in writing of the individual authorized to present the proposal on behalf of the shareholder at the Annual Meeting. One admission ticket will be issued for the designated representative if the advance registration instructions on this page and page 81 are followed. Shareholder sponsors and their designated representatives must have an admission ticket and present valid government issued photo identification to be admitted to the Annual Meeting.

Registered Shareholders For ownership verification provide:	Beneficial Holders For ownership verification provide one of the following:	401(k) Holders For ownership verification provide:
Option A • Name(s) of shareholder(s); • Address; • Phone number; and • Shareholder account number or social security number **Option B** • A copy of your proxy card or notice showing shareholder name and address **Also include:** • Name of authorized proxy representative, if applicable • Address to which ticket should be mailed	• A copy of your March 2017 brokerage account statement showing Aetna share ownership as of the record date (3/17/17); or • A letter from your broker, bank or other nominee verifying your record date (3/17/17) ownership; or • A copy of your brokerage account voting instruction card showing shareholder name and address **Also include:** • Name of authorized proxy representative, if applicable • Address to which ticket should be mailed and phone number	• Name; • Address; and • Phone number **Also include:** • Address to which ticket should be mailed

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ANNEX A

Reconciliation of Certain Amounts to the Most Directly Comparable GAAP Measure

Net income (loss) refers to net income (loss) attributable to Aetna reported in Aetna's Consolidated Statements of Income in accordance with U.S. generally accepted accounting principles ("GAAP"). Unless otherwise indicated, all references in this Proxy Statement to net income (loss) and net income per share exclude amounts attributable to non-controlling interests.

Non-GAAP financial measures such as operating earnings, operating earnings per share, adjusted selling, general and administrative expenses, adjusted operating expenses, adjusted SG&A ratio, adjusted operating expense ratio, operating revenue, and pretax operating margin exclude from the relevant GAAP metrics, as applicable:

- Amortization of other acquired intangible assets;
- Net realized capital gains or losses; and
- Other items, if any, that neither relate to the ordinary course of Aetna's business nor reflect Aetna's underlying business performance.

Although the excluded items may recur, management believes that non-GAAP financial measures Aetna discloses, including those described above, provide a more useful comparison of Aetna's underlying business performance from period to period. Net realized capital gains and losses arise from various types of transactions, primarily in the course of managing a portfolio of assets that support the payment of liabilities. However, these transactions do not directly relate to the underwriting or servicing of products for customers and are not directly related to the core performance of Aetna's business operations. Other acquired intangible assets relate to Aetna's acquisition activities and are amortized over their useful lives. However, this amortization does not directly relate to the underwriting or servicing of products for customers and is not directly related to the core performance of Aetna's business operations. Operating earnings is the measure reported to the Chief Executive Officer for purposes of assessing financial performance and making operating decisions, such as the allocation of resources among Aetna's business segments. The non-GAAP financial measures Aetna discloses, including those described in this Annex A, should not be considered a substitute for, or superior to, financial measures determined or calculated in accordance with GAAP.

The following is a reconciliation of net income to operating earnings and a calculation of net income and operating earnings per share for the years ended December 31, 2016 through 2012:

(Millions, except per common share data)		2016	2015	2014	2013	2012
Reconciliation of net income attributable to Aetna to operating earnings						
Net income attributable to Aetna (GAAP measure)	(A)	$2,271	$2,390	$2,041	$1,914	$1,658
Transaction and integration-related costs		517	258	201	333	33
Restructuring costs		404	15	—	—	37
Litigation-related proceeds		—	(110)	—	—	—
Loss on early extinguishment of long-term debt		—	—	181	—	85
Pension settlement charge		—	—	112	—	—
Release of litigation-related reserve		—	—	(103)	—	—
Charge for changes in life insurance claim payment practices		—	—	—	55	—
Reduction of reserve for anticipated future losses on discontinued products		(128)	—	—	(86)	—
Reversal of allowance and gain on sale of reinsurance recoverable		—	—	—	(49)	—
Litigation-related settlement		—	—	—	—	120
Amortization of other acquired intangible assets		247	255	243	215	142
Net realized capital (gains) losses		(86)	65	(80)	9	(109)
Income tax benefit		(308)	(156)	(190)	(150)	(104)
Operating Earnings	(B)	$2,917	$2,717	$2,405	$2,241	$1,862
Weighted-average common shares - diluted	(C)	354.3	352.6	359.1	359.2	345.0
Net income attributable to Aetna per share (GAAP measure)	(A)/(C)	$6.41	$6.78	$5.68	$5.33	$4.81
Operating earnings per share	(B)/(C)	$8.23	$7.71	$6.70	$6.24	$5.40

In order to provide useful information regarding Aetna's profitability on a basis comparable to others in the industry, without regard to financing decisions, income taxes or amortization of other acquired intangible assets (each of which may vary for reasons not directly related to the performance of the underlying business), Aetna's pretax operating margin is based on operating earnings excluding interest expense and income taxes. Management also uses pretax operating margin to assess Aetna's performance, including performance versus competitors. The pretax operating margin is calculated by dividing operating earnings before income taxes (excluding interest expense) by operating revenue.

Aetna's adjusted operating expenses exclude net realized capital gains and losses and other items, if any, that are excluded from operating revenue or adjusted operating expenses, as noted above. The adjusted operating expense ratio is calculated by dividing adjusted operating expenses by operating revenue.

Operating revenue excludes net realized capital gains and losses, litigation-related proceeds and interest income on the proceeds of the transaction-related June 2016 debt.

The following are reconciliations of the most directly comparable GAAP measure to certain non-GAAP measures and calculations of certain GAAP ratios and non-GAAP ratios for the years ended December 31, 2016 and December 31, 2015 that are used in this Proxy Statement:

(Millions)		2016	2015
Reconciliation of income before income taxes to operating earnings before income taxes, excluding interest expense:			
Income before income taxes (GAAP measure)		$3,991	$4,236
Interest expense		317	319
Transaction and integration-related costs		517	258
Restructuring costs		404	15
Reduction of reserve for anticipated future losses on discontinued products		(128)	—
Litigation-related proceeds		—	(110)
Amortization of other acquired intangible assets		247	255
Net realized capital (gains) losses		(86)	65
Operating earnings before income taxes, excluding interest expense	(D)	$5,262	$5,038
Reconciliation of net income to operating earnings excluding interest expense, net of tax:			
Net income (GAAP measure)	(E)	$2,271	$2,390
Interest expense		317	319
Transaction and integration-related costs		517	258
Restructuring costs		404	15
Reduction of reserve for anticipated future losses on discontinued products		(128)	—
Litigation-related proceeds		—	(110)
Amortization of other acquired intangible assets		247	255
Net realized capital (gains) losses		(86)	65
Income tax benefit		(419)	(268)
Operating earnings excluding interest expense, net of tax		$3,123	$2,924
Reconciliation of total revenue to operating revenue:			
Total revenue (GAAP measure)	(F)	$63,155	$60,337
Interest income on proceeds of transaction related debt		(23)	—
Litigation-related proceeds		—	(110)
Net realized capital (gains) losses		(86)	65
Operating revenue (excludes net realized capital (gains) losses and other items)	(G)	63,046	60,292
Reconciliation of total operating expenses to adjusted operating expenses:			
Total operating expenses (GAAP measure)	(H)	$12,085	$11,644
Transaction and integration-related costs		(253)	(208)
Restructuring costs		(404)	(15)
Adjusted operating expenses	(I)	$11,428	$11,421
Net Income and Operating Margins:			
After-tax net income margin (GAAP measure)	(E)/(F)	3.6%	4.0%
Pretax operating margin	(D)/(G)	8.3%	8.4%
Operating Expense Ratios:			
Total company expense ratio (GAAP measure)	(H)/(F)	19.1%	19.3%
Adjusted operating expense ratio	(I)/(G)	18.1%	18.9%

Under the Annual Bonus Plan ("ABP"), bonus pool funding is determined by the Committee on Compensation and Talent Management in part using non-GAAP metrics to measure actual performance. The following is a reconciliation of the actual performance metrics used in determining the bonus pool funding in 2016 to the most directly comparable GAAP measure (other than those metrics already defined above) for the year ended December 31, 2016:

(Millions)		2016
Reconciliation of total revenue to operating revenue:		
Total revenue (GAAP measure)	(J)	$63,155
Interest Income on proceeds of transaction related debt		(23)
Net realized capital (gains) losses		(86)
Operating revenue (excludes net realized capital (gains) losses and other items)	(K)	$63,046
Reconciliation of total operating expenses to adjusted selling, general and administrative expenses		
Total operating expenses (GAAP measure)	(L)	$12,085
Transaction and integration-related costs		(253)
Restructuring costs		(404)
Incentive compensation expense		(352)
Adjusted selling, general and administrative expenses	(M)	$11,076
Operating Expense Ratios:		
Total company expense ratio (GAAP measure)	(L)/(J)	19.1%
Adjusted selling, general and administrative expense ratio	(M)/(K)	17.6%

ANNEX B

Amended Aetna Inc. 2010 Stock Incentive Plan As Amended May 19, 2017

SECTION 1. PURPOSE.

The purposes of this Plan are to promote the interests of the Company and its shareholders and align the interests of shareholders and Participants by:

    (i). motivating Participants through Awards tied to total return to shareholders (i.e., stock price appreciation and dividends);

(ii). attracting and retaining high performing individuals as Participants;

(iii). enabling Participants to acquire additional equity interests in the Company; and

(iv). providing compensation opportunities dependent upon the Company's performance relative to its competitors and changes in its own performance over time.

SECTION 2. DEFINITIONS.

"AFFILIATE" shall mean any corporation or other entity (other than the Company or one of its Subsidiaries) in which the Company directly or indirectly owns at least twenty percent (20%) of the combined voting power of all classes of stock of such entity or at least twenty percent (20%) of the ownership interests in such entity.

"AWARD" shall mean a grant or award under the Plan, as evidenced in a written document delivered to a Participant as provided in Section 12(b).

"BOARD" shall mean the Board of Directors of the Company.

"CAUSE" shall mean (i) the willful failure by the Participant to perform substantially the Participant's duties as an employee of the Company (other than due to physical or mental illness) after reasonable notice to the Participant, (ii) the Participant's engagement in serious misconduct that is injurious to the Company, any Subsidiary or any Affiliate, (iii) the Participant's conviction of, or entrance of a plea of nolo contendere to, a crime that constitutes a felony, (iv) the breach by the Participant of any written covenant or agreement not to compete with the Company, any Subsidiary or any Affiliate or (v) the breach by the Participant of his or her duty of loyalty to the Company which shall include, without limitation, (A) any disclosure by the Participant of any confidential information pertaining to the Company, any Subsidiary or any Affiliate, (B) any harmful interference by the Participant in the business or operations of the Company, any Subsidiary or any Affiliate, (C) any attempt by the Participant directly or indirectly to induce any employee, insurance agent, insurance broker or broker-dealer of the Company, any Subsidiary or any Affiliate to be employed or perform services elsewhere, (D) any attempt by the Participant directly or indirectly to solicit the trade of any customer or supplier, or prospective customer or supplier, of the Company or (E) any breach or violation of the Company's Code of Conduct.

"CODE" shall mean the Internal Revenue Code of 1986, as amended, and the regulations thereunder.

"COMMITTEE" shall mean a committee of the Board as may be designated by the Board to administer the Plan, which shall consist of at least three directors of the Company chosen by the Board each of whom has satisfied such criteria for independence as the Board may establish and such additional regulatory or listing requirements as the Board may determine to be applicable or appropriate.

"COMMON STOCK" shall mean the common shares, $.01 par value, of the Company.

"COMPANY" shall mean Aetna Inc., a Pennsylvania corporation.

"ELIGIBLE EMPLOYEE" shall mean each employee of the Company, its Subsidiaries or its Affiliates, but shall not include directors who are not employees of such entities. Any individual the Company designates as, or otherwise determines to be, an independent contractor shall not be considered an Eligible Employee, and such designation or determination shall govern regardless of whether such individual is ultimately determined to be an employee pursuant to the Code or any other applicable law.

"EMPLOYMENT" shall mean, for purposes of determining whether a termination of employment has occurred under the Plan, continuous and regular salaried employment with the Company, a Subsidiary or an Affiliate, which shall include (unless the Committee shall otherwise determine) any period of paid time off, any approved leave of absence or any salary continuation or severance pay period and, at the discretion of the Committee, may include service with any former Subsidiary or Affiliate of the Company. For this purpose, regular salaried employment means scheduled employment of at least 20 hours per week.

"EXCHANGE ACT" shall mean the Securities Exchange Act of 1934, as amended from time to time.

"EXECUTIVE OFFICER" shall mean those persons who are officers of the Company within the meaning of Rule 16a-1(f) of the Exchange Act.

"FAIR MARKET VALUE" shall mean on any date, with respect to a share of Common Stock, the closing price of a share of Common Stock as reported by the Consolidated Tape of New York Stock Exchange Listed Shares on such date, or, if no shares were traded on such Exchange on such date, on the next date on which the Common Stock is traded on such Exchange.

"FUNDAMENTAL CORPORATE EVENT" shall mean any stock dividend, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, split-up, spin-off, combination, exchange of shares, offering to purchase Common Stock at a price substantially below fair market value, or other similar event.

"INCENTIVE STOCK" shall mean an Award of Common Stock granted under Section 7 which may become vested and nonforfeitable upon the passage of time and/or the attainment, in whole or in part, of performance objectives determined by the Committee.

"INCENTIVE STOCK OPTION" shall mean an option which is intended to meet the requirements of Section 422 of the Code.

"INCENTIVE UNIT" shall mean an Award of a contractual right granted under Section 7 to receive Common Stock (or, at the discretion of the Committee, cash based on the Fair Market Value of the Common Stock) which may become vested and nonforfeitable upon either the passage of time and/or the attainment, in whole or in part, of performance objectives determined by the Committee.

"NONSTATUTORY STOCK OPTION" shall mean an Option which is not intended to be an Incentive Stock Option.

"OPTION" shall mean the right granted under Section 5 to purchase the number of shares of Common Stock specified by the Committee, at a price and for the term fixed by the Committee in accordance with the Plan and subject to any other limitations and restrictions as this Plan and the Committee shall impose, and shall include both Incentive Stock Options and Nonstatutory Stock Options.

"OTHER STOCK-BASED AWARD" shall mean any right granted under Section 8.

"PARTICIPANT" shall mean an Eligible Employee who is selected by the Committee to receive an Award under the Plan and any recipient of a Substitute Award.

"PLAN" shall mean the Aetna Inc. 2010 Stock Incentive Plan, described herein, and as may be amended from time to time.

"RESTRICTED PERIOD" shall mean the period during which a grant of Incentive Stock or Incentive Units is subject to forfeiture.

"SECTION 409A" shall mean Section 409A of the Code and the regulations issued thereunder, as may be amended from time to time.

"STOCK APPRECIATION RIGHT" or **"SAR"** shall mean a right granted under Section 6.

"SUBSIDIARY" shall mean any entity of which the Company possesses directly or indirectly fifty percent (50%) or more of the total combined voting power of all classes of stock of such entity.

"SUBSTITUTE AWARD" shall mean an Award granted in assumption of, or in substitution for, an outstanding award previously granted by a company acquired by the Company or with which the Company combines.

SECTION 3. ADMINISTRATION.

The Plan shall be administered by the Committee. The Committee shall have the responsibility of construing and interpreting the Plan and of establishing and amending such rules and regulations as it deems necessary or desirable for the proper administration of the Plan. Any decision or action taken or to be taken by the Committee, arising out of or in connection with the construction, administration, interpretation and effect of the Plan and of its rules and regulations, shall, to the maximum extent permitted by applicable law, be within its absolute discretion (except as otherwise specifically provided herein) and shall be conclusive and binding upon all Participants and any person claiming under or through any Participant.

Subject to the terms of the Plan and applicable law, and in addition to other express powers and authorizations conferred on the Committee by the Plan, the Committee election of the holder thereof or of the Committee;

(vii) interpret and administer the Plan and any instrument or agreement relating to, or Award made under, the Plan; (viii) establish, amend, suspend, or waive such rules and regulations and appoint such agents as it shall deem appropriate for the proper administration of the Plan; and (ix) make any other determination and take any other action that the Committee deems necessary or desirable for the administration of the Plan (including authorizing another committee of the Board to designate Participants or make Awards under the Plan within limits prescribed by the Committee).

Except with respect to any action or adjustment taken in connection with a Fundamental Corporate Event, any amendment or action that would, directly or indirectly, reduce the exercise price of any outstanding option or SAR previously granted under the Plan, including through an exchange or cancellation of awards for cash or other awards, shall be subject to the approval of the Company's shareholders.

SECTION 4. SHARES AVAILABLE FOR AWARDS.

(a) *Shares Available for Issuance*. The maximum number of shares of Common Stock in respect of which Awards may be made under the Plan shall be a total of 27,287,000 29,387,000 shares of Common Stock. Shares of Common Stock may be made available from the authorized but unissued shares of the Company or from shares held in the Company's treasury and not reserved for some other purpose. In the event that any Award is paid solely in cash, no shares shall be deducted from the number of shares available for issuance by reason of such Award. Shares of Common Stock subject to Awards that are forfeited, terminated, canceled or settled, in whole or in part, without the delivery of Common Stock under the Plan will again be available for Awards under the Plan, as will shares of Common Stock tendered (either actually or by attestation) to the Company in satisfaction or partial satisfaction of the exercise price of any Award under the Plan, and shares withheld by the Company to pay applicable withholding in accordance with Section 12.

(b) *Adjustment for Corporate Transactions*. In the event that the Committee shall determine that any Fundamental Corporate Event affects the Common Stock such that an adjustment is required to preserve, or to prevent enlargement of, the benefits or potential benefits made available under this Plan, then the Committee shall, in such manner as the Committee may deem equitable, adjust any or all of (i) the number and kind of shares which thereafter may be awarded or optioned and sold or made the subject of Awards under the Plan, (ii) the number and kinds of shares subject to outstanding Awards and (iii) the grant, exercise or conversion price with respect to any of the foregoing. Additionally, the Committee may make provisions for a cash payment to a Participant or a person who has an outstanding Award; provided, however, that to the extent such an Award constitutes "deferred compensation" within the meaning of Section 409A, no such provision for a cash payment shall change the timing of payment of such Award unless such change is permitted under Section 409A. However, the number of shares subject to any Award shall always be a whole number.

SECTION 5. STOCK OPTIONS.

(a) *Grant*. Subject to the provisions of the Plan, the Committee shall have the authority to grant Options to an Eligible Employee and to determine (i) the number of shares to be covered by each Option, (ii) subject to Section 5(b), the exercise price of the Option and (iii) the conditions and limitations applicable to the exercise of the Option. Notwithstanding the foregoing, in no event shall the Committee grant any Participant Options (i) for more than 2,000,000 shares of Common Stock in respect of any year in which the Plan is in effect, as such number may be adjusted pursuant to Section 4(b) or (ii) with a term of exceeding 10 years. In the case of Incentive Stock Options, the terms and conditions of such grants shall be subject to and comply with Section 422 of the Code and the regulations thereunder.

(b) *Exercise Price*. Except in the case of a Substitute Award, the exercise price of an Option shall not be less than 100% of the Fair Market Value on the date of grant.

(c) *Exercise*. Each Option shall be exercised at such times and subject to such terms and conditions as the Committee may specify at the time of the applicable Award or thereafter. No shares shall be delivered pursuant to any exercise of an Option unless arrangements satisfactory to the Committee have been made to assure full payment of the exercise price therefor. Without limiting the generality of the foregoing, payment of the exercise price may be made in cash or its equivalent or, if and to the extent permitted by the Committee, by exchanging shares of Common Stock owned by the optionee (which are not the subject of any pledge or

other security interest or which, in the case of Incentive Stock, are fully vested) either actually or by attestation, or by a combination of the foregoing, provided that the combined value of all cash and cash equivalents and the Fair Market Value of any such Common Stock so tendered to the Company, valued as of the date of such tender, is at least equal to such exercise price.

(d) *Incentive Stock Option Annual Limit*. The aggregate Fair Market Value (determined as of the date the Incentive Stock Option is granted) of the Common Stock with respect to which Incentive Stock Options are exercisable for the first time by an Eligible Employee during any calendar year (counting Incentive Stock Options under this Plan and under any other stock option plan of the Company or a subsidiary) shall not exceed $100,000. If an Option intended to be an Incentive Stock Option is granted to an Eligible Employee and the Option may not be treated in whole or in part as an Incentive Stock Option pursuant to the $100,000 limitation, the Option shall be treated as an Incentive Stock Option to the extent it may be so treated under the limitation and as a Nonstatutory Stock Option as to the remainder. For purposes of determining whether an Incentive Stock Option would cause the limitation to be exceeded, Incentive Stock Options shall be taken into account in the order granted. The annual limit set forth above shall not apply to Nonstatutory Stock Options.

SECTION 6. STOCK APPRECIATION RIGHTS.

(a) *Grant of Stock Appreciation Rights*. The Committee shall have the authority to grant Stock Appreciation Rights in tandem with an Option, in addition to an Option, or freestanding and unrelated to an Option. Notwithstanding the foregoing, in no event shall the Committee grant any Participant Stock Appreciation Rights (i) for more than 2,000,000 shares of Common Stock in respect of any year in which the Plan is in effect, as such number may be adjusted pursuant to Section 4(b), and (ii) with a term exceeding 10 years (or the term of the underlying Incentive Stock Option in the case of a Stock Appreciation Right granted in tandem with an Incentive Stock Option). Stock Appreciation Rights granted in tandem with an Option may be granted either at the same time as the Option or at a later time.

(b) *Exercise Price*. The exercise price of a Stock Appreciation Right shall not be less than 100% of the Fair Market Value of a share of Common Stock on the date the Stock Appreciation Right was granted; provided that if a Stock Appreciation Right is granted retroactively in tandem with or in substitution for an Option, the exercise price may be the exercise price of the Option to which it is related.

(c) *Exercise of Stock Appreciation Rights*. A Stock Appreciation Right shall entitle the Participant to receive from the Company an amount equal to the excess of the Fair Market Value of a share of Common Stock on the date of exercise of the Stock Appreciation Right over the base price thereof. The Committee shall determine the time or times at which or the event or events (including, without limitation, a change of control) upon which a Stock Appreciation Right may be exercised in whole or in part, the method of exercise and whether such Stock Appreciation Right shall be settled in cash, shares of Common Stock or a combination of cash and shares of Common Stock; provided, however, that unless otherwise specified by the Committee at or after grant, a Stock Appreciation Right granted in tandem with an Option shall be exercisable at the same time or times as the related Option is exercisable.

SECTION 7. INCENTIVE AWARDS.

(a) *Incentive Stock and Incentive Units*. Subject to the provisions of the Plan, the Committee shall have the authority to grant time vesting and/or performance vesting Incentive Stock or Incentive Units to any Eligible Employee and to determine (i) the number of shares of Incentive Stock and/or the number of Incentive Units to be granted to each Participant and (ii) the other terms and conditions of such Awards; provided that, to the extent necessary to comply with applicable law, Incentive Stock shall only be awarded to an Eligible Employee who has been employed for such minimum period of time as shall be determined by the Committee. The Restricted Period related to Incentive Stock or Incentive Units shall lapse upon the passage of time and/or the determination by the Committee that the performance objectives established by the Committee have been attained, in whole or in part. The maximum number of shares of Common Stock that may be subject to any performance-based Awards of Incentive Stock and/or Incentive Units (whether payable in cash or shares) granted to an Executive Officer with respect to any year in which the Plan is in effect shall not exceed 2,000,000 shares, as such number may be adjusted pursuant to Section 4(b). If the award is intended to qualify under Section 162(m) of the Code, the performance objectives with respect to an Award made to an Executive Officer shall be related to at least one of the following criteria, which may be determined solely by reference to the performance of

the Company, a Subsidiary or an Affiliate (or any business unit thereof) or based on comparative performance relative to other companies: (i) net income; (ii) earnings before income taxes; (iii) earnings per share; (iv) return on shareholders equity; (v) expense management; (vi) profitability of an identifiable business unit or product; (vii) ratio of claims to revenues; (viii) revenue growth; (ix) earnings growth; (x) total shareholder return; (xi) cash flow; (xii) return on assets; (xiii) pretax operating income; (xiv) net economic profit (operating earnings minus a charge for capital); (xv) customer satisfaction; (xvi) provider satisfaction; (xvii) employee satisfaction; (xviii) quality of networks; (xix) strategic innovation or (xx) any combination of the foregoing.

SECTION 8. OTHER STOCK-BASED AWARDS.

The Committee shall have authority to grant to eligible Employees an "Other Stock-Based Award", which shall consist of any right which is (i) not an Award described in Sections 5 through 7 above and (ii) an Award of Common Stock or an Award denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, Common Stock (including, without limitation, securities convertible into Common Stock), as deemed by the Committee to be consistent with the purposes of the Plan; provided that any such rights must comply, to the extent deemed desirable by the Committee, with Rule 16b-3 under the Exchange Act and applicable law. Subject to the terms of the Plan and any applicable Award Agreement, the Committee shall determine the terms and conditions of any such Other Stock-Based Award.

SECTION 9. DIVIDENDS AND DIVIDEND EQUIVALENTS.

The Committee may provide that any Award shall include dividends or dividend equivalents, payable in cash, Common Stock, securities or other property on a current or deferred basis, including payment contingencies provided, however, in no event shall any such dividend or dividend equivalent become payable prior to the date on which an award is vested in accordance with its terms. The preceding sentence to the contrary notwithstanding, no dividends or dividend equivalents will be payable on options or stock appreciation rights.

SECTION 10. STOCK IN LIEU OF CASH.

The Committee may grant Awards in lieu of all or a portion of compensation or an Award otherwise payable in cash to an Executive Officer pursuant to any bonus or incentive compensation plan of the Company.

SECTION 11. DEFERRAL.

The Committee shall have the discretion to determine whether, to what extent, and under what circumstances cash, shares of Common Stock, other securities, other Awards, other property, and other amounts payable with respect to an Award shall be deferred either automatically or at the election of the Participant or of the Committee. The timing of any elective deferral shall comply with Section 409A. At the time of any automatic or elective deferral, the time and form of payment shall be established consistent with the requirements of Section 409A. If the time or form of payment is not so established, the form of payment shall be a lump sum and the time of payment shall be the date the Participant experiences a "separation from service" within the meaning of Section 409A. Gains from the exercise of Options and Stock Appreciation Rights shall not be eligible for automatic or elective deferral.

SECTION 12. GENERAL PROVISIONS.

(a) *Withholding*. The Company shall have the right to deduct from all amounts paid to a Participant in cash (whether under this Plan or otherwise) any taxes required by law to be withheld in respect of Awards under this Plan. In the case of any Award satisfied in the form of Common Stock, no shares shall be issued unless and until arrangements satisfactory to the Company shall have been made to satisfy any withholding tax obligations applicable with respect to such Award.

(b) *Award Agreement*. Each Award hereunder shall be evidenced in writing. The written agreement shall be delivered to the Participant and shall incorporate the terms of the Plan by reference and specify the terms and conditions thereof and any rules applicable thereto.

(c) *Nontransferability*. Unless the Committee shall permit (on such terms and conditions as it shall establish) an Award to be transferred to a member of the Participant's immediate family or to a trust or similar vehicle for the benefit of such immediate family members (collectively, the "Permitted Transferees"), no Award shall be assignable or transferable except by will or the laws of descent and distribution, and except to the extent required by law, no right or interest of any Participant shall be subject to any lien, obligation or liability of the Participant. All rights with respect to Awards granted to a Participant under the Plan shall be exercisable during the Participant's lifetime only by such Participant or, if applicable, the Permitted Transferees or the Participant's legal representative.

(d) *No Right to Employment*. The grant of an Award shall not be construed as giving a Participant the right to be retained in the employ of the Company, any Subsidiary or any Affiliate. Further, the Company and each Subsidiary and Affiliate expressly reserves the right at any time to dismiss a Participant free from any liability, or any claim under the Plan, except as provided herein or in any Award Agreement.

(e) *No Rights to Awards, No Shareholder Rights*. No Participant or Eligible Employee shall have any claim to be granted any Award under the Plan, and there is no obligation of uniformity of treatment of Participants and Eligible Employees. Subject to the provisions of the Plan and the applicable Award, no person shall have any rights as a shareholder with respect to any shares of Common Stock to be issued under the Plan prior to the issuance thereof.

(f) *Applicable Law*. The validity, construction, interpretation, administration and effect of the Plan and of its rules and regulations, and rights relating to the Plan, shall be determined solely in accordance with the laws of the State of Connecticut.

(g) *Effective Date*. The Plan shall be effective upon approval by the Company's shareholders.

(h) *Amendment or Termination of Plan*. The Board or the Committee may terminate or suspend the Plan at any time, but the termination or suspension will not adversely affect any vested Awards then outstanding under the Plan. No Award may be granted under the Plan after May 21, 2020 or such earlier date as the Plan is terminated by action of the Board or the Committee. The Plan may be amended or terminated at any time by the Board, except that no amendment may be made without shareholder

approval if the Committee determines that such approval is necessary to comply with any tax or regulatory requirement, including any approval requirement which is a prerequisite for exemptive relief from Section 16 of the Exchange Act, for which or with which the Committee determines that it is desirable to qualify or comply; and, the Committee may amend the term of any Award or Option granted, retroactively or prospectively, but no amendment may adversely affect any vested Award or Option without the holder's consent.

(i) *Compliance with Legal and Exchange Requirements*. The Plan, the granting and exercising of Awards thereunder and the other obligations of the Company under the Plan, shall be subject to all applicable federal and state laws, rules, and regulations, and to such approvals by any regulatory or governmental agency as may be required. The Company, in its discretion, may postpone the granting and exercising of Awards, the issuance or delivery of Common Stock under any Award or any other action permitted under the Plan to permit the Company, with reasonable diligence, to complete such stock exchange listing or registration or qualification of such Common Stock or other required action under any federal or state law, rule, or regulation and may require any Participant to make such representations and furnish such information as it may consider appropriate in connection with the issuance or delivery of Common Stock in compliance with applicable laws, rules, and regulations. The Company shall not be obligated by virtue of any provision of the Plan to recognize the exercise of any Award or to otherwise sell or issue Common Stock in violation of any such laws, rules, or regulations; and any postponement of the exercise or settlement of any Award under this provision shall not extend the term of such Awards, and neither the Company nor its directors or officers shall have any obligations or liability to the Participant with respect to any Award (or stock issuable thereunder) that shall lapse because of such postponement.

(j) *Severability of Provisions*. If any provision of this Plan shall be held invalid or unenforceable, such invalidity or unenforceability shall not affect any other provisions hereof, and this Plan shall be construed and enforced as if such provision had not been included.

(k) *Incapacity*. Any benefit payable to or for the benefit of a minor, an incompetent person or other person incapable of providing a receipt therefore shall be deemed paid when paid to such person's guardian or to the party providing or reasonably appearing to provide for the care of such person, and such payment shall fully discharge any liability or obligation of the Committee, the Board, the Company and all other parties with respect thereto.

(l) *Headings and Captions*. The headings and captions herein are provided for reference and convenience only, shall not be considered part of this Plan, and shall not be employed in the construction of this Plan.

(m) *Compliance with Section 409A*. All Awards granted under the Plan are intended to be either exempt from the requirements of Section 409A or, if not exempt, to satisfy the requirements of Section 409A. The provisions of the Plan and any Awards granted under the Plan shall be construed in a manner consistent with such intent. In addition, notwithstanding any other provision of this Plan or an Award agreement to the contrary, the Company will not pay or accelerate the payment of any amount that constitutes "deferred compensation" within the meaning of Section 409A, in violation of Section 409A. To the extent any amount of "deferred compensation" as defined in Section 409A would otherwise vest and become payable upon a Change in Control or upon a disability, as set forth herein or in an Award Agreement, any such Award may vest but payment shall not be accelerated unless the Change in Control or the disability also satisfies the definition of "change in control" or "disability" as set forth in Section 409A.

Any amount that constitutes "deferred compensation" within the meaning of Section 409A and is payable under the Plan solely by reason of a Participant's termination of employment shall be payable only if the Participant has experienced a "separation from service" within the meaning of Section 409A, provided that if the Participant is a "specified employee" within the meaning of Section 409A at the time of such separation from service, as determined by the Company in accordance with Section 409A, no payments shall be made before the six-month anniversary of the Participant's separation from service, at which time all payments that would otherwise have been made during such six-month period shall be paid to the Participant in a lump sum.

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ANNEX C

Directions to Waldorf Astoria Chicago, in Chicago, IL.

11 E Walton Street
Chicago, Illinois 60611

Directions From Chicago O'Hare International Airport

Travel I-90 East to 90 East. Continue on 90 East until the Ohio Street exit 50-B.
Turn left onto State Street.
Drive north 7 blocks and turn right onto Delaware Place.
Travel 1 block and turn left onto Rush Street.
Drive 1 block and turn left on Walton Street.
Distance from O'Hare to hotel: 18 miles
Travel time: 40 minutes

Directions From Chicago Midway International Airport

Turn left onto Cicero Avenue.
Travel 1.5 miles to I-55 North towards 90/94 West to the Ohio Street exit 50-B.
Turn left onto State Street.
Drive north 7 blocks and turn right onto Delaware Place.
Travel 1 block and turn left onto Rush Street.
Drive 1 block and turn left on Walton Street.
Distance from Midway to hotel: 12 miles
Travel time: 25 minutes

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The Aetna Way is an expression of why we exist, what we are trying to achieve and what we believe in.


Integrity
We do the right thing for the right reason.
Excellence
We strive to deliver the highest quality and value possible through simple, easy and relevant solutions.
People we serve
Inspiration
We inspire each other to explore ideas that can make the world a better place.
Caring
We listen to and respect our customers and each other so we can act with insight, understanding and compassion.

Everything we do at Aetna starts with our values — a clear, strongly held set of core beliefs that reflect who we are and what you can expect from us.



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The Aetna Story: Building a Healthier You

Founded in 1853 in Hartford, Connecticut, Aetna is one of the nation's leading diversified health care benefits companies. We help people achieve health and financial security by offering a broad range of traditional, voluntary and consumer-directed health insurance products and related services, including medical, pharmacy, dental, behavioral health, group life and disability plans, medical management capabilities, Medicaid health care management services, Medicare Advantage and Medicare Supplement plans, workers' compensation administrative services and health information technology products and services.

We currently serve an estimated 46.7 million people with information and resources to help them, in consultation with their health care professionals, make better informed decisions about their health care. Our customers include employer groups, individuals, college students, part-time and hourly workers, health plans, health care providers, governmental units, government-sponsored plans, labor groups and expatriates.

Our people, our ability to innovate as a company, and our focus across the organization are helping us move closer to our goal of building a healthier world, community by community.

